As filed with the Securities and Exchange Commission on July 28, 2025

1933 Act File No. 333-267402

1940 Act File No. 811-23826

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-2

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	☒
Pre-Effective Amendment No.	☐
Post-Effective Amendment No. 3	☒

and REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940	☒
Amendment No. 6	☒

NOMURA ALTERNATIVE INCOME FUND

(Exact Name of Registrant as Specified in Charter)

c/o Ultimus Fund Solutions, LLC

P.O. Box 541150

Omaha, NE 68154

(Address of Principal Executive Offices)

212-667-9000

(Registrant’s Telephone Number)

Timothy Burdick

Ultimus Fund Solutions, LLC

4221 North 203rd Street, Suite 100

Elkhorn, Nebraska 68022-3474

(Name and Address of Agent for Service)

Copy to:

Joshua B. Deringer, Esq.

Faegre Drinker Biddle & Reath LLP

One Logan Square, Ste. 2000

Philadelphia, PA 19103-6996

215-988-2700

and

Nomura Capital Management LLC

309 West 49th Street, 24th Floor

New York, New York 10019

Attention: Chief Operating Officer

(212) 667-9000

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED PUBLIC OFFERING

As soon as practicable after the effective date of this Registration Statement.

☐	Check box if the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans.

☒	Check box if any securities being registered on this Form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933 (“Securities Act”), other than securities offered in connection with a dividend reinvestment plan.

☐	Check box if this Form is a registration statement pursuant to General Instruction A.2 or a post-effective amendment thereto.

☐	Check box if this Form is a registration statement pursuant to General Instruction B or a post-effective amendment thereto that will become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act.

☐	Check box if this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction B to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act.

It is proposed that this filing will become effective (check appropriate box)

☐	when declared effective pursuant to Section 8(c) of the Securities Act

The following boxes should only be included and completed if the registrant is making this filing in accordance with Rule 486 under the Securities Act.

☒	immediately upon filing pursuant to paragraph (b)

☐	on (date) pursuant to paragraph (b)

☐	60 days after filing pursuant to paragraph (a)

☐	on (date) pursuant to paragraph (a)

If appropriate, check the following box:

☐	This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

☐	This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: _________.

☐	This Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: ________.

☐	This Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: ____________.

Check each box that appropriately characterizes the Registrant:

☒	Registered Closed-End Fund (closed-end company that is registered under the Investment Company Act of 1940 (“Investment Company Act”)).

☐	Business Development Company (closed-end company that intends or has elected to be regulated as a business development company under the Investment Company Act).

☒	Interval Fund (Registered Closed-End Fund or a Business Development Company that makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act).

☐	A.2 Qualified (qualified to register securities pursuant to General Instruction A.2 of this Form).
☐	Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act).

☐	Emerging Growth Company (as defined by Rule 12b-2 under the Securities Exchange Act of 1934 (“Exchange Act”).

☐	If an Emerging Growth Company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of Securities Act.

☐	New Registrant (registered or regulated under the Investment Company Act for less than 12 calendar months preceding this filing).

NOMURA ALTERNATIVE INCOME FUND

PROSPECTUS

Class I Shares NAIFX

Class D Shares NAIHX

Class A Shares NAIPX

Nomura Alternative Income Fund (the “Fund”) is a Delaware statutory trust registered under the Investment Company Act of 1940, as amended (the “Investment Company Act”), as a non-diversified, closed-end management investment company. The Fund continuously offers its shares of beneficial interest (“Shares”) and operates as an interval fund. Nomura Capital Management LLC serves as the investment adviser (the “Investment Manager” or “NCM”) of the Fund. Nomura Corporate Research and Asset Management Inc. serves as sub-adviser to the Fund (“Sub-Adviser” or “NCRAM”). The Fund intends to qualify and elect to be treated as a regulated investment company (“RIC”) under the Internal Revenue Code of 1986, as amended (the “Code”).

Total Offering (1)

	Class I Shares	Class D Shares	Class A Shares
Public Offering Price	Current Net Asset Value	Current Net Asset Value	Current Net Asset Value
Sales Charge(2) as a percentage of purchase amount	None	None	5.75%
Proceeds to Fund(3)	Current Net Asset Value	Current Net Asset Value	Current Net Asset Value Minus Sales Charge

(1)	Foreside Financial Services, LLC (the “Distributor”) acts as the principal underwriter of the Shares on a best-efforts basis. The Shares are being offered through the Distributor and may also be offered through other brokers or dealers that have entered into selling agreements with the Distributor. The Investment Manager and/or its affiliates may make payments to selected affiliated or unaffiliated third parties (including parties who have entered into selling agreements with the Distributor) from time to time in connection with the distribution of Shares and/or the servicing of Shareholders (as defined below) and/or the Fund. These payments will be made out of the Investment Manager’s and/or its affiliates’ own assets and will not represent an additional charge to the Fund. The amount of such payments may be significant in amount and the prospect of receiving any such payments may provide such third parties or their employees with an incentive to favor sales of Shares of the Fund over other investment options. See “DISTRIBUTOR.”

(2)	Investments in Class A Shares of the Fund are sold subject to a sales charge of up to 5.75% of the investment. For some investors, the sales charge may be waived or reduced. The full amount of the sales charges may be paid to brokers or dealers participating in the offering. Your financial intermediary may impose additional charges when you purchase Shares of the Fund. See “Fund Summary - The Offering.”

(3)	The Fund’s expenses are described under “FEES AND EXPENSES” below.

The minimum initial investment in Class I Shares by any investor is $1,000,000; the minimum initial investment in Class D Shares by any investor is $25,000; and the minimum initial investment in Class A Shares by any investor is $25,000. The Fund reserves the right, in its sole discretion, to waive the investment minimums for certain investors. See “Fund Summary - The Offering.”

i

The primary investment objective of the Fund is to maximize risk-adjusted total return, and the Fund will seek to provide current income as a secondary investment objective. Under normal market conditions, the Fund will seek to achieve its investment objectives by investing at least a majority of its assets (net assets, plus any borrowings for investment purposes) either directly or indirectly through mutual funds (including money market funds), business development companies, closed-end funds, exchange-traded funds and other registered and private investment companies (collectively, “Underlying Funds”) across a wide array of global public and private credit markets, with allocations primarily focused on the private corporate, real estate, consumer, asset based, and specialty lending markets. Allocations also may be made to small and middle-market companies and to other markets that include publicly traded equity, emerging market debt and municipal credit markets.

The Fund may focus its investment strategy on, and its portfolio of investments may be focused in, a subset of one or more of these credit markets. To the extent consistent with the applicable liquidity requirements for interval funds under Rule 23c-3 of the Investment Company Act, the Fund may invest without limit in illiquid investments. The Fund may invest in below investment grade debt securities (commonly referred to as “high yield” securities or “junk bonds”). The Investment Manager does not target any specific allocation to investment grade debt securities or below investment grade debt securities, including securities of stressed and distressed issuers. See “Investment Objectives and Strategies - Investment Strategies and Overview of Investment Process.” The Fund’s investment program is speculative and entails substantial risks. There can be no assurance that the Fund’s investment objectives will be achieved or that its investment program will be successful. Investors should consider the Fund as a supplement to an overall investment program and should invest only if they are willing to undertake the risks involved. Investors could lose some or all of their investment (see “PRINCIPAL RISK FACTORS” BEGINNING ON PAGE 24).

The Fund may use leverage to provide additional funds to support its investment activities, including by entering into credit agreements and other loan transactions with financial institutions such as banks. Under the Investment Company Act, the Fund’s aggregate amount of indebtedness, regardless of the form it takes, is limited to up to 33⅓% of the Fund’s total assets (including the assets subject to, and obtained with the proceeds of, such indebtedness) immediately after entering into any type of financing transaction. Leverage magnifies volatility and will decrease the Fund’s return if the Fund fails to earn as much on its investment purchased with borrowed funds as it pays for the use of those funds. The Fund’s leverage strategy may not work as planned or achieve its goal. The Fund may also enter into derivatives or other transactions that may provide leverage. See “Use of Leverage” and “Principal Risk Factors - Borrowing; Use of Leverage” in the Prospectus.

This prospectus (the “Prospectus”) describes three classes of Shares of the Fund, designated as Class I Shares, Class D Shares, and Class A Shares. At present, only Class I Shares are available for purchase.

The Distributor is not required to sell any specific quantity or dollar amount of the Shares, but will use its best efforts to solicit orders for the sale of the Shares. The Shares are generally offered for purchase on any business day, which is any day the New York Stock Exchange is open for business, in each case subject to any applicable sales charges and other fees, as described herein. The Shares are issued at net asset value per Share. No holder of Shares (each, a “Shareholder”) will have the right to require the Fund to redeem its Shares. The Fund is a closed-end investment company operating as an “interval fund” and, as such, has adopted a fundamental policy to make quarterly repurchase offers, subject to certain conditions, at per-class net asset value, of not less than 5% nor more than 25% of the Fund’s outstanding Shares on the Repurchase Request Deadline (as defined below). If the value of Shares tendered for repurchase exceeds the value the Fund intended to repurchase, the Fund may determine to repurchase less than the full number of Shares tendered. In such event, Shareholders will have their Shares repurchased on a pro rata basis, and tendering Shareholders will not have all of their tendered Shares repurchased by the Fund.

Notices of each repurchase offer are sent to shareholders at least 21 days before the “Repurchase Request Deadline” (i.e., the date by which Shareholders must tender their Shares in response to a repurchase offer). The Fund determines the net asset value applicable to repurchases no later than the 14th day after the Repurchase Request Deadline (or the next business day, if the 14th day is not a business day) (the “Repurchase Pricing Date”). The Fund expects to distribute payment to Shareholders between one and three business days after the Repurchase Pricing Date and will distribute payment no later than 7 calendar days after such date (see “Fund Summary - Repurchase Offers” beginning on page 9 and “Principal Risk Factors - General Risks - REPURCHASE OFFERS; LIMITED LIQUIDITY” beginning on page 25).

This Prospectus concisely provides information that you should know about the Fund before investing. You are advised to read this Prospectus carefully and to retain it for future reference. Additional information about the Fund, including the Fund’s statement of additional information (the “SAI”), dated July 28, 2025, has been filed with the Securities and Exchange Commission (the “SEC”). You may request a free copy of this Prospectus, the SAI, annual and semi-annual reports and other information about the Fund, and make inquiries without charge by writing to the Fund, c/o Ultimus Fund Solutions, LLC, P.O. Box 541150, Omaha, NE 68154 or overnight mail at 4221 N. 203rd Street, Suite 100, Elkhorn, NE 68022, by calling the Fund toll-free at (833) 836-0206, or by accessing the Fund’s website at funds.nomuracapitalmanagement.com. The information on the Fund’s website is not incorporated by reference into this Prospectus and investors should not consider it a part of this Prospectus. The SAI is incorporated by reference into this Prospectus in its entirety. You may also obtain copies of the SAI, and the annual and semi-annual reports of the Fund as well as other information about the Fund on the SEC’s website (sec.gov). The address of the SEC’s internet site is provided solely for the information of prospective investors and is not intended to be an active link.

Shares are an illiquid investment.

●	The shares are not listed on any stock exchange, and we do not expect a secondary market in the Shares to develop.

●	You should generally not expect to be able to sell your Shares (other than through the limited repurchase process), regardless of how we perform.

●	Although we are required to and have implemented a Share repurchase program, only a limited number of Shares will be eligible for repurchase by us.

●	You should consider that you may not have access to the money you invest for an indefinite period of time.

●	An investment in the Shares is not suitable for you if you have foreseeable need to access the money you invest.

●	Because you will be unable to sell your Shares or have them repurchased immediately, you will find it difficult to reduce your exposure on a timely basis during a market downturn.

Limited History. The Fund has limited operating history and the Shares have no history of public trading.

Neither the SEC nor any state securities commission has determined whether this Prospectus is truthful or complete, nor have they made, nor will they make, any determination as to whether anyone should buy these securities. Any representation to the contrary is a criminal offense.

You should not construe the contents of this Prospectus and the SAI as legal, tax or financial advice. You should consult with your own professional advisers as to legal, tax, financial, or other matters relevant to the suitability of an investment in the Fund.

You should rely only on the information contained in this Prospectus. The Fund has not authorized anyone to provide you with different information. You should not assume that the information provided by this Prospectus is accurate as of any date other than the date shown below.

THE FUND’S PRINCIPAL UNDERWRITER IS FORESIDE FINANCIAL SERVICES, LLC.

The date of this Prospectus is July 28, 2025.

TABLE OF CONTENTS

Page

FUND SUMMARY	1
FUND FEES AND EXPENSES	16
FINANCIAL HIGHLIGHTS	19
THE FUND	20
USE OF PROCEEDS	20
INVESTMENT OBJECTIVES AND STRATEGIES	21
USE OF LEVERAGE	22
PRINCIPAL RISK FACTORS	24
ADDITIONAL RISKS OF THE FUND	47
FUND PERFORMANCE	52
MANAGEMENT OF THE FUND	53
INVESTMENT MANAGEMENT FEES	55
DISTRIBUTOR	57
DISTRIBUTION AND SERVICE PLAN	58
ADMINISTRATION AND TRANSFER AGENCY	58
CUSTODIAN	58
FUND EXPENSES	59
VOTING	60
CONFLICTS OF INTEREST	60
OUTSTANDING SECURITIES	62
OFFERS TO REPURCHASE/REPURCHASE PROCEDURES	62
TRANSFERS OF SHARES	64
ANTI-MONEY LAUNDERING	64
CALCULATION OF NET ASSET VALUE	65
TAXES	65
ERISA AND CODE CONSIDERATIONS	69
DESCRIPTION OF SHARES	70
PURCHASING SHARES	70
DERIVATIVE ACTIONS/EXCLUSIVE FORUM	73
TERM, DISSOLUTION AND LIQUIDATION	73
REPORTS TO SHAREHOLDERS	74
FISCAL YEAR	74
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM; LEGAL COUNSEL	74
INQUIRIES	74

FUND SUMMARY

This is only a summary and does not contain all of the information that investors should consider before investing in the Nomura Alternative Income Fund (the “Fund”). Investors should review the more detailed information appearing elsewhere in this prospectus (the “Prospectus”) and the Fund’s statement of additional information (the “SAI”), especially the information set forth under the heading “Principal Risk Factors.”

The Fund and the Shares	The Fund is a closed-end management investment company structured as an “interval fund” and registered under the Investment Company Act of 1940, as amended (the “Investment Company Act”), and organized as a Delaware statutory trust on August 24, 2022. Nomura Capital Management LLC serves as the investment adviser (the “Investment Manager” or “NCM”) of the Fund. The Investment Manager provides day-to-day investment management services to the Fund. The Fund is non-diversified, which means that under the Investment Company Act, it is not limited in the percentage of its assets that it may invest in any single issuer of securities.

The Fund is an “interval fund” and, as such, has adopted a fundamental policy to make quarterly repurchase offers, at per-class net asset value (“NAV”), of not less than 5% nor more than 25% of the Fund’s outstanding shares of beneficial interest (“Shares”) on the repurchase request deadline. The Fund will offer to purchase only a small portion of its Shares each quarter, and there is no guarantee that holders of Shares (each, a “Shareholder”) will be able to sell all of the Shares that they desire to sell in any particular repurchase offer. If a repurchase offer is oversubscribed, the Fund may repurchase only a pro rata portion of the Shares tendered by each Shareholder. The potential for proration may cause some investors to tender more Shares for repurchase than they wish to have repurchased or result in investors being unable to liquidate all or a given percentage of their investment during a particular repurchase offer.

Shares in the Fund provide limited liquidity since Shareholders will not be able to redeem Shares on a daily basis. A Shareholder may not be able to tender its Shares in the Fund promptly after it has made a decision to do so. In addition, with very limited exceptions, Shares are not transferable, and liquidity will be provided only through repurchase offers made quarterly by the Fund. Shares in the Fund are therefore suitable only for investors who can bear the risks associated with the limited liquidity of Shares and should be viewed as a long-term investment.

The Fund has been granted exemptive relief by the Securities and Exchange Commission (the “SEC”) permitting it to offer multiple classes of Shares. This Prospectus describes three classes of Shares designated as Class I Shares, Class D Shares and Class A Shares (each, a “Class”). At present, only Class I Shares are available for purchase.

The Fund has satisfied and intends to continue to satisfy the diversification requirements necessary to qualify as a regulated investment company (“RIC”) under the Internal Revenue Code of 1986, as amended (the “Code”), which generally requires that, at the end of each quarter: (1) at least 50% of the Fund’s total assets are invested in (i) cash and cash items (including receivables), Federal Government securities and securities of other RICs; and (ii) securities of separate issuers, each of which amounts to no more than 5% of the Fund’s total assets (and no more than 10% of the issuer’s outstanding voting shares), and (2) no more than 25% of the Fund’s total assets are invested in (i) securities (other than Federal Government securities or the securities of other RICs) of any one issuer; (ii) the securities (other than the securities of other RICs) of two or more issuers which the Fund controls and which are engaged in the same or similar trades or businesses; or (iii) the securities of one or more qualified publicly traded partnerships. To continue to qualify as a RIC, the Fund must also satisfy other applicable requirements, including restrictions on the kinds of income that the Fund can earn and requirements that the Fund distribute most of its income to Shareholders each year.

Investment Objectives and Strategies	The primary investment objective of the Fund is to maximize risk-adjusted total return, and the Fund seeks to provide current income as a secondary investment objective. Under normal market conditions, the Fund seeks to achieve its investment objectives by investing at least a majority of its assets (net assets, plus any borrowings for investment purposes) either directly or indirectly through mutual funds (including money market funds), business development companies (“BDCs”), closed-end funds, exchange-traded funds (“ETFs”) and other registered and private investment companies (collectively, “Underlying Funds”) across a wide array of global public and private credit markets, with allocations primarily focused on the private corporate, real estate, consumer, asset based, and specialty lending markets. Allocations also may be made to small and middle-market companies and to other markets that include publicly traded equity, emerging market debt and municipal credit markets.

A flexible asset allocation strategy will be employed to maximize risk-adjusted returns and current income subject to the Investment Manager’s assessment of market opportunity. Across the markets in public and private credit, the types of instruments employed will include, among other things, investments in limited partnerships; fixed-, variable- and floating-rate bonds; loans, including subordinated loans, unsecured loans, covenant-lite loans, loans with a payment-in-kind interest component and direct loans which typically consist of intermediate- to long-term borrowings by companies that are originated directly by lenders without the traditional intermediary role of a bank or broker; convertible securities; secured and unsecured debt securities and stressed, distressed and defaulted debt securities issued by U.S. or foreign (non-U.S.) corporations or other business entities, including emerging market issuers, mortgage-related and other consumer-related instruments (fixed and floating coupon bonds and loans), collateralized debt obligations, including, collateralized loan obligations, government and sovereign debt, municipal bonds and other fixed-, variable- and floating-rate income-producing securities of U.S. and foreign issuers, including emerging market issuers. The Fund may purchase securities denominated in U.S. or foreign currencies, and the Investment Manager may hedge any foreign currency exposure through the use of currency-related derivatives.

The Investment Manager employs an active allocation approach across several markets using a process which is informed by market conditions, valuation assessments, economic outlook, credit market trends and other economic factors, and at times other factors that have become relevant in an episodic manner (e.g. geopolitical developments, environmental events such as natural disaster and/or pandemic, etc.). The Fund may focus its investment strategy on, and its portfolio of investments may be focused in, a subset of one or more of these credit markets.

It is expected that the Fund normally will have a short to intermediate average portfolio duration (i.e., within a zero to ten year range), as calculated by the Investment Manager, although it may be shorter or longer at any time or from time to time depending on market conditions and other factors.

The Investment Manager does not target any specific allocation to investment grade debt securities or below investment grade debt securities (commonly referred to as “high yield” securities or “junk bonds”), including securities of stressed and distressed issuers. Below investment grade securities are securities rated below “BBB-” by S&P Global Ratings or Fitch, Inc., or below “Baa3” by Moody’s Investor Service, or comparably rated by another nationally recognized statistical ratings organization (“NRSRO”) or, if unrated, determined by the Investment Manager to be of comparable credit quality at the time of purchase.

The Fund may enter into derivatives transactions, including options, swaps, futures contracts, forward agreements and reverse repurchase agreements. Derivatives may be used for hedging purposes and non-hedging (or speculative) purposes.

In addition, the Fund may make investments through one or more direct and indirect wholly-owned subsidiaries (each a “Subsidiary” and collectively the “Subsidiaries”). Such Subsidiaries will not be registered under the Investment Company Act; however, the Fund will wholly own and control any Subsidiary. The Board of Trustees of the Fund (the “Board” and the members thereof, “Trustees”) has oversight responsibility for the investment activities of the Fund, including its investment in any Subsidiary, and the Fund’s role as sole direct or indirect shareholder of any Subsidiary. To the extent applicable to the investment activities of a Subsidiary, the Subsidiary will follow the same compliance policies and procedures as the Fund. The Fund will “look through” any such Subsidiary to determine compliance with its investment policies.

During temporary defensive periods, the Fund may deviate from its investment policies and objectives. During such periods, the Fund may invest up to 100% of its total assets in cash or cash equivalents, including short- or intermediate-term U.S. Treasury securities, as well as other short-term investments, including high quality, short-term debt securities. During these periods, the Fund may not achieve its investment objectives.

Except as otherwise indicated, the Fund may change its investment objectives and any of its investment policies, restrictions, strategies, and techniques without Shareholder approval. The investment objectives of the Fund are not a fundamental policy of the Fund and may be changed by the Board without the vote of a majority (as defined by the Investment Company Act) of the Fund’s outstanding Shares.

The Investment Manager and Sub-Adviser

As Investment Manager, Nomura Capital Management LLC provides day-to-day investment management services to the Fund. Its principal place of business is located at Worldwide Plaza, 309 West 49th Street, New York, NY 10019-7316. NCM was founded in May 2022 as a subsidiary of Nomura Holding America Inc. The Investment Manager is registered as an investment adviser with the SEC under the Investment Advisers Act of 1940, as amended (the “Advisers Act”).

As Sub-Adviser, Nomura Corporate Research and Asset Management Inc. (the “Sub-Adviser” or “NCRAM”) will be primarily responsible for its investment strategy and the day-to-day management of the Fund’s assets allocated to it by the Investment Manager, if any. The Sub-Adviser is registered as an investment adviser with the SEC under the Advisers Act. Its principal place of business is located at Worldwide Plaza, 309 West 49th Street, New York, NY 10019-7316. As of the date of this Prospectus, the Sub-Adviser has not begun managing assets of the Fund.

Administrator, Custodian and Distributor	The Fund has retained Ultimus Fund Solutions, LLC (the “Administrator”) to provide it with certain administrative and accounting services. U.S. Bank, N.A. (the “Custodian”), serves as the primary custodian of the assets of the Fund. Foreside Financial Services, LLC, (the “Distributor”) is the distributor of the Shares. The Distributor continually distributes Shares of the Fund on a best efforts basis. The Distributor has no obligation to sell any specific quantity or dollar amount of Shares.

Fees and Expenses	The Fund bears its own operating expenses (including, without limitation, its offering expenses not paid by the Investment Manager). A more detailed discussion of the Fund’s expenses can be found under “Fund Fees and Expenses” and “Fund Expenses” below.

Management Fee and Incentive Fee. Pursuant to the Investment Management Agreement dated February 13, 2023 (as amended, the “Investment Management Agreement”), by and between the Fund and the Investment Manager, and in consideration of the investment management services provided by the Investment Manager to the Fund, the Investment Manager is entitled to a fee consisting of two components - a base management fee (the “Investment Management Fee”) and, if earned, an incentive fee (the “Incentive Fee”).

The Fund pays the Investment Manager an Investment Management Fee of 0.95%, accrued daily and payable monthly in arrears based upon the Fund’s average daily net assets. Net assets means the total value of all assets of the Fund, less an amount equal to all accrued debts, liabilities and obligations of the Fund. Compensation is paid to the Investment Manager before giving effect to any repurchase of any Shares in the Fund effective as of that date.

The Incentive Fee is based on Pre-Incentive Fee Net Investment Income (as defined below) earned on direct investments (and excluding short-term investments and investments in underlying private funds) attributable to each Class, and is determined and payable in arrears as of the end of each fiscal quarter. With respect to each Class, the Incentive Fee for each fiscal quarter is calculated as follows:

(i)       No incentive fee is payable in any fiscal quarter in which the Pre-Incentive Fee Net Investment Income attributable to the Class does not exceed a quarterly return of 1.50% per quarter based on the Class’s average daily net assets (calculated in accordance with Generally Accepted Accounting Principles (“GAAP”)) (the “Quarterly Return”).

(ii)      All Pre-Incentive Fee Net Investment Income attributable to the Class (if any) that exceeds the Quarterly Return, but is less than or equal to 1.765%, of the average daily net assets of that Class (calculated in accordance with GAAP) for the fiscal quarter will be payable to the Investment Manager.

(iii) For any fiscal quarter in which Pre-Incentive Fee Net Investment Income attributable to the Class exceeds 1.765% of the Class’s average daily net assets (calculated in accordance with GAAP), the Incentive Fee with respect to that Class will equal 15% of Pre-Incentive Fee Net Investment Income attributable to the Class.

“Pre-Incentive Fee Net Investment Income” for a Class means interest income, dividend income and any other income accrued (including any other fees, such as commitment, origination, structuring, diligence and consulting fees or other fees that the Fund receives from an investment) during the fiscal quarter and allocated to the Class, minus the Class’s operating expenses for the quarter and the distribution and/or shareholder servicing fees (if any) applicable to the Class accrued during the quarter. For such purposes, the Fund’s operating expenses will include the Investment Management Fee but will exclude the Incentive Fee. Pre-Incentive Fee Net Investment Income does not include income earned on short-term investments or investments in underlying private funds, but does include income on investments in all other Underlying Funds.

Administration Fee. The Fund pays the Administrator fees based on the average monthly net asset value of the Fund, as well as certain other fixed, per-account or transactional fees (collectively, the “Administration Fee”). The Administration Fee is paid to the Administrator out of the assets of the Fund, and therefore, decrease the net profits or increase the net losses of the Fund. The Fund also reimburses the Administrator for certain out-of-pocket expenses and pays the Administrator a fee for transfer agency services. See “Administration and Transfer Agency” below.

Distribution and Service Plan. The Fund has received exemptive relief from the SEC that allows the Fund, subject to certain conditions, to adopt a distribution and service plan (the “Distribution and Service Plan”) with respect to Class D Shares and Class A Shares in compliance with Rule 12b-1 under the Investment Company Act. Under the Distribution and Service Plan, the Fund is permitted to pay as compensation up to 0.25% on an annualized basis of the aggregate net assets of the Fund attributable to Class D Shares and Class A Shares (the “Distribution and Servicing Fee”) to the Fund’s distributor or other qualified recipients under the Distribution and Service Plan. The Distribution and Servicing Fee (if any) is paid out of the relevant Class’s assets and decreases the net profits or increases the net losses of the Fund with respect to such Class. For purposes of determining the Distribution and Servicing Fee only, the value of the Fund’s assets is calculated prior to any reduction for any fees and expenses, including, without limitation, the Distribution and Servicing Fee payable. Class I Shares are not subject to the Distribution and Servicing Fee. See “Distribution and Service Plan.”

Expense Limitation and Reimbursement Agreement. The Investment Manager has entered into an expense limitation and reimbursement agreement (the “Expense Limitation and Reimbursement Agreement”) with the Fund, whereby the Investment Manager has agreed to waive fees that it would otherwise have been paid, and/or to assume expenses of the Fund (a “Waiver”), if required to ensure the Total Annual Expenses (excluding any taxes, fees and interest payments on borrowed funds, distribution and servicing fees, brokerage and distribution costs and expenses, acquired fund fees and expenses (as determined in accordance with SEC Form N-2), the Incentive Fee, expenses incurred in connection with any merger or reorganization, and extraordinary or non-routine expenses, such as litigation expenses) do not exceed 1.20% of the average daily net assets of Class I Shares, Class D Shares, and Class A Shares (the “Expense Limit”). Because taxes, fees and interest payments on borrowed funds, distribution and servicing fees, brokerage and distribution costs and expenses, acquired fund fees and expenses, the Incentive Fee, expenses incurred in connection with any merger or reorganization, and extraordinary or non-routine expenses are excluded from the Expense Limit, Total Annual Expenses (after fee waivers and expense reimbursements) will exceed 1.20%. For a period not to exceed three years from the date on which a Waiver is made, the Investment Manager may recoup amounts waived or assumed, provided it is able to effect such recoupment and remain in compliance with the Expense Limit in place at the time of the Waiver, and any then-existing expense limit. The Expense Limitation and Reimbursement Agreement is in effect until July 28, 2026, and will automatically renew for successive twelve-month periods thereafter. The Board may terminate the Expense Limitation and Reimbursement Agreement at any time upon 30 days’ written notice, and the Investment Manager may terminate the Expense Limitation and Reimbursement Agreement effective as of the end of the then current term upon 30 days’ written notice. See “Fund Fees and Expenses.”

Compliance and Treasury Services Fee. PINE Advisors LLC (“PINE”) provides compliance and treasury services to the Fund pursuant to service agreements. In consideration for these services, PINE is paid a monthly fee out of the assets of the Fund. The Fund also reimburses PINE for certain out-of-pocket expenses.

The Offering

Shares are offered in a continuous offering. Shares are generally offered for purchase on any business day, which is any day the New York Stock Exchange (“NYSE”) is open for business, except that Shares may be offered less frequently as determined by the Fund in its sole discretion. The Shares are sold at a public offering price equal to their net asset value per share, plus a sales charge where applicable. Each Class represents an investment in the same portfolio of investments, but each Class has its own expense structure and arrangements for shareholder services or distribution.

The minimum initial investment in the Fund by any investor in Class I Shares is $1,000,000, Class D Shares is $25,000 and Class A Shares is $25,000, and the minimum additional investment in the Fund by any Shareholder is $5,000. The Fund reserves the right, in its sole discretion, to waive the investment minimums below $25,000 for (i) current Trustees and officers of the Fund and (ii) officers and employees of the Investment Manager and its affiliates. In addition, the minimum initial investment may be waived by the Board for certain investors based on its consideration of the investor’s overall relationship with the Investment Manager or selling agent, including consideration of the aggregate value of all accounts of clients of a selling agent investing in the Fund for purposes of satisfying the minimum initial investment. See “Purchasing Shares - Purchase of Shares” below for additional information.

Investments in Class A Shares of the Fund may be subject to a sales charge of up to 5.75% of the subscription amount. The full amount of the sales charge may be paid to brokers or dealers participating in the offering. Your financial intermediary may impose additional charges when you purchase Shares of the Fund.

The Investment Manager has agreed to pay all of the Fund’s organizational expenses and all offering costs associated with this offering. The Fund is not obligated to repay any such organizational expenses or offering costs paid by the Investment Manager.

Calculation of Net Asset Value	The Administrator calculates the Fund’s NAV following the close of regular trading on the NYSE, generally 4:00 p.m. Eastern Time, on each day the NYSE is open for trading, and at such other times as the Board may determine, including in connection with repurchases of Shares, in accordance with the procedures described below or as may be determined from time to time in accordance with policies established by the Board. The current NAV can be obtained by calling 833-836-0206 and asking for the most recent NAV. See “CALCULATION OF NET ASSET VALUE” below for additional information.

Use of Leverage	The Fund may utilize leverage to provide additional funds to support its investment activities, including by entering into credit agreements and other loan transactions with financial institutions such as banks. Under the Investment Company Act, the Fund may utilize leverage through the issuance of preferred shares in an amount up to 50% of its total assets and/or through borrowings and/or the issuance of notes or debt securities (collectively, “Borrowings”) in an aggregate amount of up to 33⅓% of its total assets. The Fund anticipates that its leverage will vary from time to time, based upon changes in market conditions and variations in the value of the portfolio’s holdings; however, the Fund’s leverage will not exceed the limitations set forth under the Investment Company Act.

If and when the Fund, an Underlying Fund or other investment of the Fund employs leverage, there is no assurance that such leveraging strategies will be successful. The use of leverage will increase the volatility of the performance of the underlying investment portfolio and could result in the Fund experiencing greater losses than if leverage was not used. The use of leverage may increase any Incentive Fee paid by the Fund to the Investment Manager. Leveraging is a speculative technique and there are special risks and costs involved. To the extent the Fund uses leverage and invests in other investments that also use leverage, the risks associated with leverage will be further magnified, potentially significantly.

On July 11, 2023, the Fund entered into an uncommitted, senior secured 364-day line of credit (the “Facility”) with U.S. Bank National Association (“U.S. Bank”). The Facility provides for short-term borrowings, at the discretion of U.S. Bank and subject to certain other terms and conditions, to be used by the Fund for short-term liquidity to repurchase shares of the Fund for immediate retirement. The capital available under the Facility at any time is the lesser of (i) $10,000,000, (ii) 20% of the gross market value of the Fund; or (iii) 33⅓% of the gross market value (as determined solely by U.S. Bank using consistently applied valuation methods disclosed to the Fund) of the unencumbered assets of the Fund. Borrowings under the Facility bear interest at the prime lending rate of U.S. Bank, as in effect from time to time. Interest is payable monthly in arrears. The Facility is secured by a first priority lien of U.S. Bank on certain securities and financial assets of the Fund held in a securities account with U.S. Bank as custodian. On July 9, 2024, the Fund entered into an amendment to the Facility to extend the term through July 8, 2025. On June 28, 2025, the Fund entered into an amendment to the Facility to extend the term through July 7, 2026.

See “USE OF LEVERAGE” and “Principal Risk Factors - Borrowing; Use of Leverage.”

Distribution Policy	The Fund’s distribution policy is to accrue dividends daily (Saturdays, Sundays and holidays included) and to distribute as of the last business day of each quarter. Unless a Shareholder elects otherwise, the Shareholder’s distributions will be reinvested in additional shares of the same class under the Fund’s dividend reinvestment program (the “DRIP”). Shareholders who elect not to participate in the DRIP will receive all distributions in cash paid to the shareholder of record (or, if the shares are held in street or other nominee name, then to such nominee). Distributions are made at the class level, so they may vary from class to class within the Fund. The Fund may pay distributions from sources that may not be available in the future and that are unrelated to the Fund’s performance, such as from offering proceeds and/or borrowings. When distributions are paid from offering proceeds and/or borrowings, they may constitute a return of capital for Federal income tax purposes and reduce the amount of capital available to the Fund for investment. See “Taxes - Taxation of the Fund - Distributions to Shareholders.”

Repurchase Offers

The Fund provides a limited degree of liquidity to the Shareholders by conducting quarterly offers to repurchase its Shares at their NAV on the Repurchase Pricing Date (as defined below). Each repurchase offer will be for no less than 5% nor more than 25% of the Shares outstanding. If the value of Shares tendered for repurchase exceeds the value the Fund intended to repurchase, the Fund may determine to repurchase less than the full number of Shares tendered. In such event, Shareholders will have their Shares repurchased on a pro rata basis, and tendering Shareholders will not have all of their tendered Shares repurchased by the Fund. Shareholders tendering Shares for repurchase will be asked to give written notice of their intent to do so by the date specified in the notice describing the terms of the applicable repurchase offer, which date will be no more than fourteen (14) days prior to the Repurchase Pricing Date.

Quarterly repurchase offers will occur in the months of February, May, August and November. The offer to repurchase Shares is a fundamental policy that may not be changed without the vote of the holders of a majority of the Fund’s outstanding voting securities (as defined in the Investment Company Act).

Notices of each repurchase offer are sent to shareholders at least 21 days before the “Repurchase Request Deadline” (i.e., the date by which Shareholders must tender their Shares in response to a repurchase offer). The Fund determines the NAV applicable to repurchases no later than the 14th day after the Repurchase Request Deadline (or the next business day, if the 14th day is not a business day) (the “Repurchase Pricing Date”). The Fund expects to distribute payment to Shareholders between one and three business days after the Repurchase Pricing Date and will distribute payment no later than 7 calendar days after such date.

See “Offers to Repurchase/Repurchase Procedures” below.

Risk Factors

Risk is inherent in all investing. Investing in any investment company security involves risk, including the risk that you may receive little or no return on your investment or even that you may lose part or all of your investment. Accordingly, the Fund should be considered a speculative investment, and you should invest in the Fund only if you can sustain a complete loss of your investment. Past results of the Investment Manager, its respective principals, and the Fund are not indicative of future results. Prospective investors should review carefully the “Principal Risk Factors” section of this Prospectus before investing (as well as the other information in this Prospectus and SAI).

Each risk noted below is considered a principal risk of the Fund (or the Underlying Funds in which the Fund invests), regardless of the order in which it appears. The significance of each risk factor below may change over time, and you should review each risk factor carefully.

Investment and Market Risk. An investment in the Fund is subject to investment risk, including the possible loss of the entire principal amount invested. An investment in the Fund also represents an indirect investment in the securities owned by the Fund, including an indirect investment in any Underlying Funds. The value of the Fund or an Underlying Fund, like other market investments, may move up or down, sometimes rapidly and unpredictably, and an investment in the Fund at any point in time may be worth less than the original investment, even after taking into account any reinvestment of dividends and distributions.

Borrowing Risk; Use of Leverage. The Fund may leverage its investments by “borrowing.” The interests of persons with whom the Fund enters into leverage arrangements will not necessarily be aligned with the interests of the Shareholders and such persons will have claims on the Fund’s assets that are senior to those of the Shareholders. In addition to the risks created by the Fund’s use of leverage, the Fund is subject to the additional risk that it would be unable to timely, or at all, obtain leverage borrowing. The Fund might also be required to de-leverage, selling securities at a potentially inopportune time and incurring tax consequences. Further, the Fund’s ability to generate income from the use of leverage would be adversely affected.

Debt Securities Risk. One of the fundamental risks associated with debt and debt-related securities is credit risk, which is the risk that an issuer will be unable to make principal and interest payments on its outstanding debt obligations when due. Adverse changes in the financial condition of an issuer or in general economic conditions (or both) may impair the ability of such issuer to make such payments and result in defaults on, and declines in, the value of its debt. The Fund’s (or an Underlying Fund’s) return to Shareholders would be adversely impacted if an issuer of debt securities in which the Fund (or an Underlying Fund) invests becomes unable to make such payments when due. Other risk factors include interest rate risk (a rise in interest rates causes a decline in the value of debt securities) and prepayment risk (the debtor may pay its obligation early, reducing the amount of interest payments). These risks could affect the value of a particular investment, possibly causing the Fund’s (or an Underlying Fund’s) share price and total return to be reduced and fluctuate more than other types of investments. Investing in real estate debt also entails various risks, including credit risk, liquidity risk, interest rate risk, market risk, operations risk, structural risks, geographical concentration risk and legal risk.

Variable- and Floating-Rate Security Risk. Variable- and floating-rate instruments are instruments that pay interest at rates that adjust whenever a specified interest rate (the “reference rate”) changes and/or that reset on predetermined dates (such as the last day of a month or calendar quarter). In addition to floating-rate loans, variable- and floating-rate instruments may include, without limitation, instruments such as catastrophe and other event-linked bonds, bank capital securities, unsecured bank loans, corporate bonds and money market instruments. Due to their variable- or floating-rate features, these instruments will generally pay higher levels of income in a rising interest rate environment and lower levels of income as interest rates decline. For the same reason, the market value of a variable- or floating-rate instrument is generally expected to have less sensitivity to fluctuations in market interest rates than a fixed-rate instrument, although the value of a variable- or floating-rate instrument may nonetheless decline as interest rates rise and due to other factors, such as changes in credit quality or because of an imperfect correlation between the securities’ interest rate adjustment mechanism and the level of interest rates generally.

Interest Rate Risk. The Fund is subject to the risks of changes in interest rates. Some of the Fund’s (or Underlying Funds’) investments may be in fixed rate loans and similar debt obligations. The value of such fixed rate loans is susceptible to general changes in interest rates. A decline in interest rates could reduce the amount of current income the Fund (or an Underlying Fund) is able to achieve from interest on fixed-income securities and convertible debt. An increase in interest rates could reduce the value of any fixed-income securities and convertible securities owned by the Fund (or an Underlying Fund). In addition, a decline in the value of the fixed-income securities the Fund or an Underlying Fund owns could adversely affect the Fund’s NAV.

Equity Securities Risk. Stock markets are volatile, and the prices of equity securities fluctuate based on changes in a company’s financial condition and overall market and economic conditions. Equity securities typically have greater price volatility than fixed-income securities. The market price of equity securities may go down, sometimes rapidly or unpredictably. Equity securities may decline in value due to factors affecting securities markets generally, particular industries represented by those markets, or factors related to a specific company, such as decisions made by its management.

Inflation/Deflation Risk. Inflation risk is the risk that the value of assets or income from the Fund’s investments will be worth less in the future as inflation decreases the value of payments at future dates. As inflation increases, the real value of the Fund’s portfolio could decline. Deflation risk is the risk that prices throughout the economy decline over time. Deflation may have an adverse effect on the creditworthiness of issuers and may make issuer default more likely, which may result in a decline in the value of the Fund’s portfolio.

Extension Risk. Rising interest rates tend to extend the duration of long-term, fixed rate securities, making them more sensitive to changes in interest rates. The value of longer-term securities generally changes more in response to changes in interest rates than shorter-term securities. As a result, in a period of rising interest rates, securities may exhibit additional volatility and may lose value.

Prepayment Risk. When interest rates decline, fixed-income securities with stated interest rates may have their principal paid earlier than expected. This may result in the Fund (or an Underlying Fund) having to reinvest that money at lower prevailing interest rates, which can reduce the returns of the Fund (or an Underlying Fund).

Default Risk. The ability of the Fund (or Underlying Fund) to generate income through its loan investments is dependent upon payments being made by the borrower underlying such loan investments. If a borrower is unable to make its payments on a loan, the Fund (or Underlying Fund) may be greatly limited in its ability to recover any outstanding principal and interest under such loan.

High Yield Debt Risk. High yield debt is generally unsecured and may be subordinate to other obligations of the obligor. The lower rating of high yield debt reflects a greater possibility that adverse changes in the financial condition of the obligor or in general economic conditions (including, for example, a substantial period of rising interest rates or declining earnings) or both may impair the ability of the obligor to make payment of principal and interest. Overall declines in the below investment-grade bond and other markets may adversely affect such issuers by inhibiting their ability to refinance their debt at maturity. High yield debt is often less liquid than higher rated securities. Because investment in high yield debt involves greater investment risk, achievement of the Fund’s (or Underlying Fund’s) investment objectives will be more dependent on the investment adviser’s analysis than would be the case if the Fund (or Underlying Fund) were investing in higher quality debt securities.

Specialty Finance and Other Financial Companies Risk. The profitability of specialty finance and other financial companies is largely dependent upon the availability and cost of capital funds and may fluctuate significantly in response to changes in interest rates, as well as changes in general economic conditions. Any impediments to a specialty finance or other financial company’s access to capital markets, such as those caused by general economic conditions or a negative perception in the capital markets of the company’s financial condition or prospects, could adversely affect such company’s business. From time to time, severe competition may also affect the profitability of specialty finance and other financial companies.

Distressed Securities Risk. Certain of the companies in whose securities the Fund (or an Underlying Fund) may invest may be in transition, out of favor, financially leveraged or troubled, or potentially troubled, and may be or have recently been involved in major strategic actions, restructurings, bankruptcy, reorganization or liquidation. The characteristics of these companies can cause their securities to be particularly risky, although they also may offer the potential for high returns. These companies’ securities may be considered speculative, and the ability of the companies to pay their debts on schedule could be affected by adverse interest rate movements, changes in the general economic factors affecting a particular industry or specific developments within the companies. Such investments can result in significant or even total losses. In addition, the markets for distressed investment assets are frequently illiquid.

Valuation Risk. Unlike publicly traded common stock which trades on national exchanges, there is no central place or exchange for many of the Fund’s (or certain Underlying Funds’) investments to trade. Due to the lack of centralized information and trading, the valuation of loans or fixed-income instruments may result in more risk than that of common stock. Uncertainties in the conditions of the financial market, unreliable reference data, lack of transparency and inconsistency of valuation models and processes may lead to inaccurate asset pricing. In addition, other market participants may value securities differently than the Fund (or Underlying Fund). As a result, the Fund (or Underlying Fund) may be subject to the risk that when an instrument is sold in the market, the amount received by the Fund (or Underlying Fund) is less than the value of such loans or fixed-income instruments carried on the Fund’s (or Underlying Fund’s) books.

Shareholders should recognize that valuations of illiquid assets involve various judgments and consideration of factors that may be subjective. As a result, the NAV of the Fund (or Underlying Fund), as determined based on the fair value of its investments, may vary from the amount ultimately received by the Fund (or Underlying Fund) from its investments. This could adversely affect Shareholders whose Shares are repurchased as well as new Shareholders and remaining Shareholders.

Underlying Fund Risks. The Fund will incur higher and duplicative expenses, including advisory fees, when it invests in shares of Underlying Funds. There is also the risk that the Fund may suffer losses due to the investment practices of the Underlying Funds (such as the use of derivatives). The ETFs in which the Fund may invest that attempt to track an index may not be able to replicate exactly the performance of the indices they track, due to transaction costs and other expenses of the ETFs. The existence of extreme market volatility or potential lack of an active trading market for an ETF’s shares could result in such shares trading at a significant premium or discount to their NAV. The shares of listed closed-end funds may also frequently trade at a discount to their NAV. There can be no assurance that the market discount on shares of any closed-end fund purchased by the Fund will ever decrease, and it is possible that the discount may increase.

Private Investment Funds Risk. The Fund may invest in private investment funds that are not registered as investment companies. As a result, the Fund as an investor in these funds would not have the benefit of certain protections afforded to investors in registered investment companies. The Fund may not have the same amount of information about the identity, value, or performance of the private investment funds’ investments as such private investment funds’ managers. Investments in private investment funds generally will be illiquid and generally may not be transferred without the consent of the fund. The Fund will bear its proportionate share of the management fees and other expenses that are charged by a private investment fund in addition to the management fees and other expenses paid by the Fund.

Foreign Investment Risk. Investments in the debt obligations of foreign issuers may involve risks including adverse fluctuations in currency exchange rates, political instability, confiscations, taxes or restrictions on currency exchange, difficulty in selling foreign investments, and reduced legal protection. In addition, some foreign government debt obligations may be subject to default, delays in payment, adverse legislation or government action, or could be downgraded by ratings agencies.

Emerging Markets Securities Risk. Emerging market countries typically have economic and political systems that are less fully developed, and that can be expected to be less stable than those of more advanced countries. For example, such countries are usually less diversified, communications, transportation and economic infrastructures are less developed, and ordinarily have less established legal, political, business and social frameworks. At times the prices of equity securities or debt obligations of an emerging markets country issuer may be extremely volatile.

Illiquid Portfolio of Investments. The Fund, and certain Underlying Funds, are expected to invest in securities that are subject to legal or other restrictions on transfer or for which no liquid market exists. A Fund (or Underlying Fund) may make investments that may become less liquid in response to market developments or geopolitical events such as sanctions, trading halts or wars, or adverse investor perceptions. The market prices, if any, for such securities may be volatile and the Fund (or an Underlying Fund) may not be able to sell them when the investment adviser desires to do so or to realize what the investment adviser perceives to be their fair value in the event of a sale. The sale of restricted and illiquid securities often requires more time and results in higher brokerage charges or dealer discounts and other selling expenses than does the sale of securities eligible for trading on national securities exchanges or in the over the counter markets. Restricted securities may sell at prices that are lower than similar securities that are not subject to restrictions on resale.

Convertible Bond Risk. The Fund (and Underlying Funds) may invest in convertible bonds, which include bonds, debentures, notes and securities that entitle the holder to acquire common stock or other equity securities of the same or a different issuer. Convertible bonds generally offer lower interest or dividend yields than non-convertible bonds of similar quality. As with all debt securities, the market values of convertible bonds tend to decline as interest rates increase and, conversely, to increase as interest rates decline. Convertible bonds also tend to reflect the market price of the underlying stock in varying degrees, depending on the relationship of such market price to the conversion price in the terms of the convertible bond. Convertible bonds rank senior to common stock in an issuer’s capital structure and consequently entail less risk than the issuer’s common stock.

Loan Risk. The Fund (and Underlying Funds) may invest in loans, including direct loans (loans originated by alternative lenders (i.e., non-bank loans)). Investments in loans are generally subject to the same risks as investments in other types of debt obligations. In addition, in many cases loans are subject to the risks associated with below-investment grade securities. This means loans are often subject to significant credit risks, including a greater possibility that the borrower will be adversely affected by changes in market or economic conditions and may default or enter bankruptcy. This risk of default will increase in the event of an economic downturn or a substantial increase in interest rates.

Structured Products Risk. Investments in securities that are backed by, or represent interests in, an underlying pool of securities or other assets, including investments in mortgage- and asset-backed securities and in collateralized debt obligations, involve the risks associated with the underlying assets (e.g., the risk of default by mortgagors whose mortgages are included in a mortgage-backed security), and may also involve different or greater risks, including the risk that distributions from the underlying assets will be inadequate to make interest or other payments to the Fund (or Underlying Fund), the risk that the issuer of the securities will fail to administer the underlying assets properly or become insolvent, and the risk that the securities will be less liquid than other Fund (or Underlying Fund) investments.

Municipal Obligations Risk. Certain of the municipal obligations in which the Fund (or Underlying Funds) may invest, present their own distinct risks. These risks may depend, among other things, on the financial situation of the government issuer, or in the case of industrial development bonds and similar securities, on that of the entity supplying the revenues that are intended to repay the obligations. It is also possible that, as a result of litigation or other conditions, the power or ability of issuers or those other entities to meet their obligations for the repayment of principal and payment of interest may be materially and adversely affected.

Private Company Risk. Investment in private companies involves a number of significant risks. Generally, little public information exists about these companies, and the Fund (or Underlying Fund) is required to rely on the ability of the investment adviser’s investment professionals to obtain adequate information to evaluate the potential returns from investing in these companies. If the investment adviser is unable to uncover all material information about these companies, it may not be able to make a fully informed investment decision and may lose money on its investments. Private companies may have limited financial resources and may be unable to meet their obligations under their debt securities that the Fund (or Underlying Fund) holds, which may be accompanied by a deterioration in the value of any collateral and a reduction in the likelihood of the Fund (or Underlying Fund) realizing any guarantees it may have obtained in connection with its investment. In addition, they typically have shorter operating histories, narrower product lines and smaller market shares than larger businesses, which tend to render them more vulnerable to competitors’ actions and market conditions, as well as general economic downturns.

Derivatives Risk. The Fund (and Underlying Funds) may enter into derivatives, which have risks different from those associated with other investments. Generally, a derivative is a financial contract, the value of which depends upon, or is derived from, the value of an underlying asset, reference rate, or index, and may relate to individual debt or equity instruments, interest rates, currencies or current exchange rates, commodities, related indexes and other assets. Derivatives are subject to a number of risks, such as interest rate risk, market risk, counterparty risk, and credit risk. They also involve the risk of mispricing or improper valuation and the risk that changes in the value of the derivative may not correlate perfectly with the underlying asset, rate or index. If the Fund invests in a derivative instrument, it could lose more than the principal amount invested. Also, suitable derivative transactions may not be available in all circumstances and there can be no assurance that the Fund will engage in these transactions to reduce exposure to other risks when that would be beneficial.

Government Bond Risk. Investments in government bonds, including sovereign, bonds, involve special risks that are not present in corporate bonds. A sovereign bond is a debt security issued by a national government to raise money for government spending needs. The governmental authority or government entity that controls the repayment of the government bond may be unable or unwilling to make interest payments and/or repay the principal on its debt or to otherwise honor its obligations. If an issuer of government bonds defaults on payments of principal and/or interest, the Fund (or Underlying Fund) may have limited recourse against the issuer. In the past, certain governments of emerging market countries have declared themselves unable to meet their financial obligations on a timely basis, which has resulted in losses for holders of government bonds.

Management Risk. The NAV of the Fund changes daily based on the performance of the securities in which it invests. The Investment Manager’s judgments about the attractiveness, value and potential appreciation of a particular sector and securities or the financial performance of portfolio companies in which the Fund invests may prove to be incorrect and may not produce the desired results.

Non-Diversified Status. The Fund is classified as “non-diversified” under the Investment Company Act. As a result, it can invest a greater portion of its assets in obligations of a single issuer than a “diversified” fund. The Fund may therefore be more susceptible than a diversified fund to being adversely affected by a single corporate, economic, political or regulatory occurrence.

Repurchase Offers; Limited Liquidity. Although the Fund has a quarterly Share repurchase program, there is no guarantee that an investor will be able to sell all of the Shares he or she desires to sell. Accordingly, the Fund should be considered an illiquid investment.

Limited Operating History. The Fund is a recently organized, non-diversified, closed-end interval fund with limited operating history.

Summary of Taxation	The Fund has elected to be treated as a RIC for U.S. federal income tax purposes and intends to maintain its RIC status each year. As a RIC, the Fund will generally not be subject to federal corporate income tax, provided that, it distributes all, or virtually all, of its net taxable income each year. See “Taxes - Taxation of the Fund” below.

FUND FEES AND EXPENSES

The following tables summarizes the expenses of Nomura Alternative Income Fund (the “Fund”) and is designed to help investors understand the costs and expenses they will bear, directly or indirectly, by investing in the Fund.

	Class I Shares	Class D Shares	Class A Shares
SHAREHOLDER TRANSACTION EXPENSES:
Maximum Sales Charge (Load) (as a percentage of subscription amount)(1)	None	None	5.75%
Maximum Deferred Sales Charge (Load) (as a percentage of the lesser of your purchase or redemption price) (1)	None	None	None
Repurchase Fee(1)	None	None	None

ANNUAL EXPENSES (AS A PERCENTAGE OF NET ASSETS ATTRIBUTABLE TO SHARES)
Management Fees(2)	0.95%	0.95%	0.95%
Incentive Fee(3)	0.00%	0.00%	0.00%
Distribution and Servicing Fee(4)	None	0.25%	0.25%
Fees and Interest Payments on Borrowed Funds	0.01%	0.01%	0.01%
Other Expenses	1.15%	1.15%	1.15%
Acquired Fund Fees and Expenses(5)	0.84%	0.84%	0.84%
Total Annual Expenses	2.95%	3.20%	3.20%
Less: Amount Paid or Absorbed Under Expense Limitation and Reimbursement Agreement(6)	(0.90)%	(0.90)%	(0.90)%
Net Annual Expenses(6)	2.05%	2.30%	2.30%

(1)	While neither the Fund nor the Distributor imposes an initial sales charge on Class I or Class D Shares, if you buy Class I or Class D Shares through certain financial intermediaries, they may directly charge you transaction or other fees in such amounts as they may determine. Class I Shares, Class D Shares and Class A Shares are sold on a continuous basis at the Fund’s then current net asset value (“NAV”) per Share, plus for Class A Shares only, a maximum front-end sales commission of 5.75%. Please consult your financial intermediary for additional information.

(2)	Management Fees include the Investment Management Fee paid to Nomura Capital Management LLC (the “Investment Manager” or “NCM”) at an annual rate of 0.95%, accrued daily and payable monthly in arrears based upon the Fund’s average daily net assets.

(3)	The Fund anticipates that it may have interest income that could result in the payment of an Incentive Fee to the Investment Manager during certain periods. However, the Incentive Fee is based on the Fund’s performance and will not be paid unless the Fund achieves certain performance targets. The Fund expects the Incentive Fee to increase to the extent the Fund earns greater interest income through its direct investments. The Incentive Fee is calculated and payable quarterly in arrears based upon Pre-Incentive Fee Net Investment Income attributable to each class of the Fund’s common shares for the immediately preceding fiscal quarter, and is subject to a hurdle rate, expressed as a rate of return on each class’s average daily net asset value (calculated in accordance with GAAP), equal to 1.50% per quarter, or an annualized hurdle rate of 6.00%, subject to a “catch-up” feature. See “Investment Management Fees” for a full explanation of how the Incentive Fee is calculated. Pre-Incentive Fee Net Investment Income does not include income earned on short-term investments or investments in underlying private funds. The amount presented in this table reflects the Incentive Fee incurred as a percent of average net assets for the fiscal year ended March 31, 2025.

(4)	Pursuant to exemptive relief from the SEC permitting it to offer multiple classes of Shares, the Fund has adopted a distribution and service plan (the “Distribution and Service Plan”) for Class D Shares and Class A Shares. Under the Distribution and Service Plan, the Fund may charge a Distribution and Servicing Fee of up to 0.25% on an annualized basis of the aggregate net assets of the Fund attributable to Class D Shares and Class A Shares to the Fund’s Distributor or other qualified recipients. Class I Shares are not subject to the Distribution and Servicing Fee. See “Distribution and Service Plan.”

(5)	The “Acquired Fund Fees and Expenses” disclosed above are based on the expense ratios for the most current fiscal year of the Underlying Funds in which the Fund anticipates investing, which may change substantially over time and, therefore, significantly affect “Acquired Fund Fees and Expenses.” Some of the Underlying Funds in which the Fund intends to invest charge incentive fees based on the Underlying Funds’ performance. The 0.84% shown as “Acquired Fund Fees and Expenses” reflects estimated operating expenses of the Underlying Funds and transaction-related fees. Certain Underlying Funds in which the Fund intends to invest generally charge a management fee of 0.07% to 1.75% and up to a 20% incentive fee on income and/or capital gains, which are included in “Acquired Fund Fees and Expenses,” as applicable. The “Acquired Fund Fees and Expenses” disclosed above, however, do not reflect any performance-based fees or allocations paid by the Underlying Funds that are calculated solely on the realization and/or distribution of gains, or on the sum of such gains and unrealized appreciation of assets distributed in-kind, as such fees and allocations for a particular period may be unrelated to the cost of investing in the Underlying Funds. Acquired Fund Fees and Expenses are borne indirectly by the Fund, but they will not be reflected in the Fund’s financial statements; and the information presented in the table will differ from that presented in the Fund’s financial highlights.

(6)	The Investment Manager has entered into an expense limitation and reimbursement agreement (the “Expense Limitation and Reimbursement Agreement”) with the Fund, whereby the Investment Manager has agreed to waive fees that it would otherwise have been paid, and/or to assume expenses of the Fund (a “Waiver”), if required to ensure the Total Annual Expenses (excluding any taxes, fees and interest payments on borrowed funds, distribution and servicing fees, brokerage and distribution costs and expenses, acquired fund fees and expenses (as determined in accordance with SEC Form N-2), the Incentive Fee, expenses incurred in connection with any merger or reorganization, and extraordinary or non-routine expenses, such as litigation expenses) do not exceed 1.20% of the average daily net assets of the Class I Shares, Class D Shares and Class A Shares (the “Expense Limit”). Because taxes, fees and interest payments on borrowed funds, distribution and servicing fees, brokerage and distribution costs and expenses, acquired fund fees and expenses, the Incentive Fee, expenses incurred in connection with any merger or reorganization, and extraordinary or non-routine expenses are excluded from the Expense Limit, Total Annual Expenses (after fee waivers and expense reimbursements) are expected to exceed 1.20%. For a period not to exceed three years from the date on which a Waiver is made, the Investment Manager may recoup amounts waived or assumed, provided it is able to effect such recoupment and remain in compliance with the Expense Limit in place at the time of the Waiver and any then-existing expense limit. The Expense Limitation and Reimbursement Agreement is in effect until July 28, 2026 and will automatically renew for successive twelve-month periods thereafter. The Board may terminate the Expense Limitation and Reimbursement Agreement at any time upon 30 days’ written notice, and the Investment Manager may terminate the Expense Limitation and Reimbursement Agreement effective as of the end of the then current term upon 30 days’ written notice.

The following example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The example assumes that all distributions are reinvested at NAV and that the percentage amounts listed under annual expenses remain the same in the years shown. The example amounts assume that the Expense Limitation and Reimbursement Agreement remains in effect through July 28, 2026. The assumption in the hypothetical example of a 5% annual return is the same as that required by regulation of the Securities and Exchange Commission (the “SEC”) applicable to all registered investment companies. The assumed 5% annual return is not a prediction of, and does not represent, the projected or actual performance of the Fund’s outstanding shares of beneficial interest (“Shares”).

EXAMPLE

Class I Shares
You Would Pay the Following Expenses Based on a $1,000 Investment in the Fund, Assuming a 5% Annual Return:	1 Year	3 Years	5 Years	10 Years
	$21	$83	$147	$321

Class D Shares
You Would Pay the Following Expenses Based on a $1,000 Investment in the Fund, Assuming a 5% Annual Return:	1 Year	3 Years	5 Years	10 Years
	$23	$90	$160	$344

Class A Shares
You Would Pay the Following Expenses Based on the Imposition of the 5.75% Sales Charge and a $1,000 Investment in the Fund, Assuming a 5% Annual Return:	1 Year	3 Years	5 Years	10 Years
	$79	$143	$208	$382

The example is based on the annual fees and expenses of each class of Shares set out in the table above and should not be considered a representation of future expenses. Actual expenses may be greater or less than those shown. Moreover, the rate of return of the Fund may be greater or less than the hypothetical 5% return used in the example. A greater rate of return than that used in the example would increase the dollar amount of the asset-based fees paid by the Fund.

FINANCIAL HIGHLIGHTS

The information contained in the table below sets forth selected information derived from the Fund’s financial statements for the fiscal year ended March 31, 2025 (“Annual Report”). Financial statements contained in the Annual Report contained in the Fund’s Form N-CSR have been audited by Cohen & Company, Ltd. (“Cohen & Co”), the Fund’s independent registered public accounting firm. The audited financial statements for the fiscal year ended March 31, 2025, including Cohen & Co’s report, are incorporated by reference into this Prospectus. The Fund’s Annual Report is available upon request and without charge by calling the Fund toll-free at (833) 836-0206, by accessing the Fund’s website at funds.nomuracapitalmanagement.com or through the following hyperlink: https://www.sec.gov/Archives/edgar/data/1944664/000158064225003612/nomura_ncsr.htm. The information in the table below should be read in conjunction with each of those financial statements and the notes thereto.

Nomura Alternative Income Fund
CONSOLIDATED FINANCIAL HIGHLIGHTS

Per Share Data and Ratios for a Share of Beneficial Interest Outstanding Throughout each Year/Period

	Class I
	Year Ended		Year Ended		Period* Ended
	March 31, 2025		March 31, 2024		March 31, 2023
Net asset value, beginning of year/period	$10.01		$10.04		$10.00
Activity from investment operations:
Net investment income (a)	0.88		0.50		0.04
Net realized and unrealized gain/(loss) on investments	0.01		0.09		(0.00	) (b)
Total from investment operations	0.89		0.59		0.04
Less distributions from:
Net investment income	(1.01)		(0.52)		—
Net realized gains	—		(0.10)		—
Total distributions	(1.01)		(0.62)		—
Net asset value, end of year/period	$9.89		$10.01		$10.04
Total return (c)	9.17	% (k)	5.86	% (k)	0.40	% (d)
Net assets, end of year/period (000’s)	$174,719		$111,254		$100,412
Ratios and Supplemental Data:
Ratio of gross expenses to average net assets (e)(f)	2.11%		2.08	% (g)	3.01	% (i)
Ratio of net expenses to average net assets (f)	1.21	% (h)	1.21	% (g)	1.20	% (i)
Ratio of net investment income to average net assets (f)(j)	8.84%		4.90%		3.47	% (i)
Portfolio Turnover Rate	15%		11%		0	% (d)

*	The Nomura Alternative Income Fund commenced operations on February 13, 2023.

(a)	Per share amounts calculated using the average daily shares method, which more appropriately presents the per share data for the year/period.

(b)	Amount represents less than $0.005.

(c)	Total return is a measure of the change in value of an investment in the Fund over the period covered, which assumes any dividends and capital gain distributions are reinvested in shares of the Fund. The returns shown do not reflect the deduction of taxes a shareholder would pay on Fund distributions, if any, or the redemption of Fund shares. The returns would have been lower if certain expenses had not been waived or reimbursed by the Adviser.

(d)	Not Annualized.

(e)	Represents the ratio of expenses to average net assets absent fee waivers and/or expense reimbursements by the Adviser.

(f)	The ratios of expenses and net investment income to average net assets do not reflect the Fund’s proportionate share of income and expenses of underlying investment companies in which the Fund invests, including management and performance fees. As of March 31, 2025, the Fund’s underlying investment companies included a range of management fee from 0.30% to 1.75% (unaudited) and performance fees from 10% to 20% (unaudited).

(g)	Includes line of credit expenses. If this had been excluded, the ratio of gross expenses to average net assets and the ratio of net expenses to average net assets would have been 2.07% and 1.20%, respectively.

(h)	Includes federal tax and line of credit expenses. If this had been excluded, the ratio of net expenses to average net assets would have been 1.20%.

(i)	Annualized.

(j)	Recognition of net investment income by the Fund is affected by the timing of declaration of dividends by underlying investment companies in which the Fund invests.

(k)	Includes adjustments in accordance with accounting principles generally accepted in the United States and, consequently the net asset value for financial reporting purposes and the returns based upon those net asset values may differ from the net asset values and returns for shareholder transactions.

THE FUND

The Fund is a recently organized, non-diversified, closed-end management investment company registered under the Investment Company Act of 1940, as amended (the “Investment Company Act”). The Fund continuously offers its Shares and is operated as an interval fund. The Fund has been granted exemptive relief by the SEC permitting it to offer multiple classes of Shares. This Prospectus describes three classes of Shares designated as Class I Shares, Class D Shares and Class A Shares. At present, only Class I Shares are available for purchase. An investment in the Fund may not be appropriate for all investors. The Fund was organized as a Delaware statutory trust on August 24, 2022, and operates under an Agreement and Declaration of Trust dated August 24, 2022 (the “Declaration of Trust”). The Fund’s principal office is located at c/o Ultimus Fund Solutions, LLC, 225 Pictoria Drive, Suite 450, Cincinnati, OH 45246.

USE OF PROCEEDS

The proceeds from the continuous offering of the Shares, not including the amount of any sales charges and the Fund’s fees and expenses (including, without limitation, offering expenses not paid by the Investment Manager), will be invested by the Fund in accordance with the Fund’s investment objectives and strategies as soon as practicable and not later than six months after receipt, subject to market conditions, the availability of suitable investments, and the extent proceeds are held in cash to pay dividends or expenses, satisfy repurchase offers or for temporary defensive purposes.

Delays in fully investing the Fund’s assets may occur, for example, because of the time required to complete certain transactions in corporate loans and the Investment Manager’s ability to find suitable investments may be delayed. While the Fund’s investments are expected to be partially-invested within three months, the aforementioned delays may inhibit the Fund from being fully-invested at all times. A delay in the anticipated use of proceeds could lower returns and reduce the Fund’s distributions to holders of Shares (each, a “Shareholder”). Pending such use, the Fund may take temporary defensive measures and invest a portion of proceeds in cash or cash equivalents, including money market instruments, prime commercial paper, repurchase agreements, municipal bonds, bank accounts,

Treasury bills and other short-term obligations of the U.S. Government, its agencies or instrumentalities and other high-quality debt instruments maturing in one year or less from the time of investment. In addition, subject to applicable law, the Fund may maintain a portion of its assets in cash or short-term securities or money market funds to meet operational needs or to maintain liquidity. The Fund may be prevented from achieving its objective during any period in which the Fund’s assets are not substantially invested in accordance with its principal investment strategies.

INVESTMENT OBJECTIVES AND STRATEGIES

Investment Objectives

The primary investment objective of the Fund is to maximize risk-adjusted total return, and the Fund will seek to provide current income as a secondary investment objective. There can be no assurance that the Fund will achieve its investment objectives.

Except as otherwise indicated, the Fund may change its investment objectives and any of its investment policies, restrictions, strategies, and techniques without Shareholder approval. The investment objectives of the Fund are not a fundamental policy of the Fund and may be changed by the Board of Trustees of the Fund (the “Board” and the members thereof, “Trustees”) without the vote of a majority (as defined by the Investment Company Act) of the Fund’s outstanding Shares.

Investment Strategies and Overview of Investment Process

Under normal market conditions, the Fund seeks to achieve its investment objectives by investing at least a majority of its assets (net assets, plus any borrowings for investment purposes) either directly or indirectly through mutual funds (including money market funds), business development companies (“BDCs”), closed-end funds, exchange-traded funds (“ETFs”) and other registered and private investment companies (collectively, “Underlying Funds”) across a wide array of global public and private credit markets, with allocations primarily focused on the private corporate, real estate, consumer, asset based, and specialty lending markets. Allocations also may be made to small and middle-market companies and to other markets that include publicly traded equity, emerging market debt and municipal credit markets.

A flexible asset allocation strategy will be employed to maximize risk-adjusted returns and current income subject to the Investment Manager’s assessment of market opportunity. Across the markets in public and private credit, the types of instruments employed will include, among other things, investments in limited partnerships; fixed-, variable- and floating-rate bonds; loans, including subordinated loans, unsecured loans, covenant-lite loans, loans with a payment-in-kind interest component and direct loans which typically consist of intermediate- to long-term borrowings by companies that are originated directly by lenders without the traditional intermediary role of a bank or broker; convertible securities; secured and unsecured debt securities and stressed, distressed and defaulted debt securities issued by U.S. or foreign (non-U.S.) corporations or other business entities, including emerging market issuers, mortgage-related and other consumer-related instruments (fixed and floating coupon bonds and loans), collateralized debt obligations, including, collateralized loan obligations, government and sovereign debt, municipal bonds and other fixed-, variable- and floating-rate income-producing securities of U.S. and foreign issuers, including emerging market issuers. The Fund may purchase securities denominated in U.S. or foreign currencies, and the Investment Manager may hedge any foreign currency exposure through the use of currency-related derivatives.

The Investment Manager employs an active allocation approach across several markets using a process which is informed by market conditions, valuation assessments, economic outlook, credit market trends and other economic factors, and at times other factors that have become relevant in an episodic manner (e.g., geopolitical developments, environmental events such as natural disaster and/or pandemic, etc.). The Fund may focus its investment strategy on, and its portfolio of investments may be focused in, a subset of one or more of these credit markets.

It is expected that the Fund normally will have a short to intermediate average portfolio duration (i.e., within a zero to ten year range), as calculated by the Investment Manager, although it may be shorter or longer at any time or from time to time depending on market conditions and other factors. In comparison to maturity (which is the date on which a debt instrument ceases, and the issuer is obligated to repay the principal amount), duration is a measure of the price volatility of a debt instrument as a result of changes in market rates of interest, based on the weighted average timing of the instrument’s expected principal and interest payments. Duration differs from maturity in that it considers a security’s yield, coupon payments, principal payments and call features in addition to the amount of time until the security finally matures. As the value of a security changes over time, so will its duration. Prices of securities with longer durations tend to be more sensitive to interest rate changes than securities with shorter durations. In general, a portfolio of securities with a longer duration can be expected to be more sensitive to interest rate changes than a portfolio with a shorter duration. The Investment Manager does not target any specific allocation to investment grade debt securities or below investment grade debt securities (commonly referred to as “high yield” securities or “junk bonds”), including securities of stressed and distressed issuers. Below investment grade securities are securities rated below “BBB-” by S&P Global Ratings or Fitch, Inc., or below “Baa3” by Moody’s Investor Service, or comparably rated by another nationally recognized statistical ratings organization (“NRSRO”) or, if unrated, determined by the Investment Manager to be of comparable credit quality at the time of purchase.

The Fund may enter into derivatives transactions, including options, swaps, futures contracts, forward agreements and reverse repurchase agreements. Derivatives may be used for hedging purposes and non-hedging (or speculative) purposes.

To the extent consistent with the applicable liquidity requirements for interval funds under Rule 23c-3 of the Investment Company Act, the Fund may invest without limit in illiquid investments.

Other Information Regarding Investment Strategy

The Fund may, from time to time, take temporary defensive positions that are inconsistent with the Fund’s principal investment strategy in attempting to respond to adverse market, economic, political or other conditions. During such times, the Investment Manager may determine that a large portion of the Fund’s assets should be invested in cash or cash equivalents, including money market instruments, prime commercial paper, repurchase agreements, municipal bonds, bank accounts, Treasury bills and other short-term obligations of the U.S. Government, its agencies or instrumentalities and other high-quality debt instruments maturing in one year or less from the time of investment. In these and in other cases, the Fund may not achieve its investment objective. The Investment Manager may invest the Fund’s cash balances in any investments it deems appropriate.

The frequency and amount of portfolio purchases and sales (known as the “portfolio turnover rate”) may vary from year to year and will not be a limiting factor when the Investment Manager deems portfolio changes appropriate. The Fund may engage in short-term trading strategies, and securities may be sold without regard to the length of time held when, in the opinion of the Investment Manager, investment considerations warrant such action. These policies may have the effect of increasing the annual rate of portfolio turnover of the Fund.

USE OF LEVERAGE

The Fund may utilize leverage to provide additional funds to support its investment activities, including by entering into credit agreements and other loan transactions with financial institutions such as banks. Under the Investment Company Act, the Fund may utilize leverage through the issuance of preferred shares in an amount up to 50% of its total assets and/or through borrowings and/or the issuance of notes or debt securities (collectively, “Borrowings”) in an aggregate amount of up to 33⅓% of its total assets (as further described below). The Fund anticipates that its leverage will vary from time to time, based upon changes in market conditions and variations in the value of the portfolio’s holdings; however, the Fund’s leverage will not exceed the limitations set forth under the Investment Company Act.

If and when the Fund, an Underlying Fund or other investment of the Fund employs leverage, there is no assurance that such leveraging strategies will be successful. The use of leverage will increase the volatility of the performance of the underlying investment portfolio and could result in the Fund experiencing greater losses than if leverage was not used. Leveraging is a speculative technique and there are special risks and costs involved. The use of leverage may increase any Incentive Fee paid by the Fund to the Investment Manager. To the extent the Fund uses leverage and invests in other investments that also use leverage, the risks associated with leverage will be further magnified, potentially significantly. See “Principal Risk Factors - Borrowing; Use of Leverage.”

The Fund’s Borrowings (if any) may be at a fixed or floating rate and generally will be based upon short-term rates. The cost associated with any issuance and use of leverage will be borne by the Shareholders and result in a reduction of the NAV of the Shares. Such costs may include legal fees, audit fees, structuring fees, commitment fees and a usage (borrowing) fee. In addition, the Borrowings in which the Fund may incur may be secured by mortgaging, pledging or otherwise subjecting as security the assets of the Fund.

Certain types of Borrowings may result in the Fund being subject to covenants in credit agreements relating to asset coverage and portfolio composition requirements. Generally, covenants to which the Fund may be subject include affirmative covenants, negative covenants, financial covenants, and investment covenants. An example of an affirmative covenant would be one that requires the Fund to send its annual audited financial report to the lender. An example of a negative covenant would be one that prohibits the Fund from making any amendments to its fundamental policies. An example of a financial covenant is one that would require the Fund to maintain a 3:1 asset coverage ratio. An example of an investment covenant is one that would require the Fund to limit its investment in a particular asset class. The Fund may need to liquidate its investments when it may not be advantageous to do so in order to satisfy such obligations or to meet any asset coverage and segregation requirements (pursuant to the Investment Company Act or otherwise). As the Fund’s portfolio will be substantially illiquid, any such disposition or liquidation could result in substantial losses to the Fund.

The Fund may enter into derivatives or other transactions that may provide leverage (other than through borrowings or the issuance of preferred shares). Rule 18f-4 under the Investment Company Act prescribes specific value-at-risk leverage limits for certain derivatives users and requires certain derivatives users to adopt and implement a derivatives risk management program (including the appointment of a derivatives risk manager and the implementation of certain testing requirements), and prescribes reporting requirements in respect of derivatives. With respect to reverse repurchase agreements or other similar financing transactions in particular, Rule 18f-4 permits a fund to enter into such transactions if the fund either (i) complies with the asset coverage requirements of Section 18 of the Investment Company Act, and combines the aggregate amount of indebtedness associated with all similar financing with the aggregate amount of any other senior securities representing indebtedness when calculating the relevant asset coverage ratio, or (ii) treats all similar financing transactions as derivatives transactions for all purposes under Rule 18f-4. The Fund has adopted procedures for investing in derivatives and other transactions in compliance with Rule 18f-4. Limits or restrictions applicable to the counterparties or issuers, as applicable, with which the Fund may engage in derivative transactions could also limit or prevent the Fund from using certain instruments.

The terms of the Fund’s Borrowings may also contain provisions which limit certain activities of the Fund, including the payment of dividends to Shareholders in certain circumstances, and the Fund may be required to maintain minimum average balances with the lender or to pay a commitment or other fee to maintain a line of credit. Any such requirements will increase the cost of Borrowing over the stated interest rate. In addition, certain types of Borrowings may involve the rehypothecation of the Fund’s securities. Furthermore, the Fund may be subject to certain restrictions on investments imposed by guidelines of one or more rating agencies, which may issue ratings for the short-term corporate debt securities or preferred stock issued by the Fund. These guidelines may impose asset coverage or portfolio composition requirements that are more stringent than those imposed by the Investment Company Act, as described below. It is not anticipated that these covenants or guidelines will impede the Investment Manager from managing the Fund’s portfolio in accordance with the Fund’s investment objective and policies. Any Borrowing will likely be ranked senior or equal to all other existing and future Borrowings of the Fund. The leverage utilized by the Fund would have complete priority upon distribution of assets over the Shares.

Under the requirements of the Investment Company Act, the Fund, immediately after any Borrowing, must have an “asset coverage” of at least 300% (33⅓% of total assets). With respect to such Borrowing, asset coverage means the ratio which the value of the total assets of the Fund, less all liabilities and indebtedness not represented by senior securities (as defined in the Investment Company Act), bears to the aggregate amount of such borrowing represented by senior securities issued by the Fund. Also under the Investment Company Act, the Fund is not permitted to issue preferred stock unless immediately after such issuance the value of the Fund’s total assets is at least 200% of the liquidation value of the outstanding preferred stock (i.e., the liquidation value may not exceed 50% of the Fund’s total assets). In addition, the Fund is not permitted to declare any cash dividend or other distribution on its Shares unless, at the time of such declaration, the value of the Fund’s total assets is at least 200% of such liquidation value. If preferred stock is issued, the Fund intends, to the extent possible, to purchase or redeem its preferred stock from time to time to the extent necessary in order to maintain coverage of any preferred stock of at least 200%. In addition, as a condition to obtaining ratings on the preferred stock, the terms of any preferred stock issued are expected to include asset coverage maintenance provisions which will require the redemption of the preferred stock in the event of non-compliance by the Fund and also may prohibit dividends and other distributions on the Shares in such circumstances. In order to meet redemption requirements, the Fund may have to liquidate portfolio securities. Such liquidations and redemptions would cause the Fund to incur related transaction costs and could result in capital losses to the Fund. Prohibitions on dividends and other distributions on the Shares could impair the Fund’s ability to qualify as a regulated investment company (“RIC”) under the Internal Revenue Code of 1986, as amended (the “Code”).

The rights of lenders to the Fund to receive interest on and repayment of principal of any Borrowings will likely be senior to those of the Shareholders. Further, the Investment Company Act grants, in certain circumstances, to the lenders to the Fund certain voting rights in the event of default in the payment of interest on or repayment of principal. In the event that such provisions would impair the Fund’s status as a RIC under the Code, the Fund, subject to its ability to liquidate its portfolio, intends to repay the Borrowings. If the Fund has preferred shares outstanding, two of the Fund’s trustees will be elected by the holders of preferred shares as a class. The remaining trustees of the Fund will be elected by holders of Shares and preferred shares voting together as a single class. In the event the Fund failed to pay dividends on preferred shares for two years, the holders of the preferred shares would be entitled to elect a majority of the trustees of the Fund.

The Fund also may borrow money as a temporary measure for extraordinary or emergency purposes, including the payment of dividends and the settlement of securities transactions which otherwise might require untimely dispositions of Fund securities.

On July 11, 2023, the Fund entered into an uncommitted, senior secured 364-day line of credit (the “Facility”) with U.S. Bank National Association (“U.S. Bank”). The Facility provides for short-term borrowings, at the discretion of U.S. Bank and subject to certain other terms and conditions, to be used by the Fund for short-term liquidity to repurchase shares of the Fund for immediate retirement. The capital available under the Facility at any time is the lesser of (i) $10,000,000, (ii) 20% of the gross market value of the Fund; or (iii) 33⅓% of the gross market value (as determined solely by U.S. Bank using consistently applied valuation methods disclosed to the Fund) of the unencumbered assets of the Fund. Borrowings under the Facility bear interest at the prime lending rate of U.S. Bank, as in effect from time to time. Interest is payable monthly in arrears. The Facility is secured by a first priority lien of U.S. Bank on certain securities and financial assets of the Fund held in a securities account with U.S. Bank as custodian. On July 9, 2024, the Fund entered into an amendment to the Facility to extend the term through July 8, 2025. On June 28, 2025, the Fund entered into an amendment to the Facility to extend the term through July 7, 2026.

PRINCIPAL RISK FACTORS

All investments carry risks to some degree. The Fund cannot guarantee that its investment objective will be achieved or that its strategy of investing in the Fund will be successful, and its NAV may decrease. An investment in the Fund involves substantial risks, including the risk that the entire amount invested may be lost.

General Risks

DEPENDENCE ON THE INVESTMENT MANAGER. The success of the Fund depends upon the ability of the Investment Manager to develop and implement investment strategies that achieve the investment objective of the Fund. Additionally, the success of the Fund, in part, depends on the ability of investment advisers to the Underlying Funds to develop and implement strategies that achieve their own investment objectives. Shareholders will have no right or power to participate in the management or control of the Fund.

MANAGEMENT RISK. The NAV of the Fund changes daily based on the performance of the securities in which it invests. The Investment Manager’s judgments about the attractiveness, value and potential appreciation of a particular sector and securities or the financial performance of portfolio companies in which the Fund invests may prove to be incorrect and may not produce the desired results.

NON-DIVERSIFIED STATUS. The Fund is a “non-diversified” management investment company. Thus, there are no percentage limitations imposed by the Investment Company Act on the Fund’s assets that may be invested, directly or indirectly, in the securities of any one issuer. Consequently, if one or more securities are allocated a relatively large percentage of the Fund’s assets, losses suffered by such securities could result in a higher reduction in the Fund’s capital than if such capital had been more proportionately allocated among a larger number of securities. The Fund may also be more susceptible to any single economic or regulatory occurrence than a diversified investment company. The Fund intends to satisfy the diversification requirements necessary to qualify as a RIC under the Code. See “Taxes - Taxation of the Fund.”

REPURCHASE OFFERS; LIMITED LIQUIDITY. The Fund is a closed-end investment company structured as an “interval fund” and, as such, has adopted a fundamental policy to make quarterly repurchase offers, at per-class NAV, of not less than 5% and not more than 25% of the Fund’s outstanding Shares on the repurchase request deadline, pursuant to Rule 23c-3 under the Investment Company Act. The Fund will offer to purchase only a small portion of its Shares each quarter, and there is no guarantee that Shareholders will be able to sell all of the Shares that they desire to sell in any particular repurchase offer. If a repurchase offer is oversubscribed, the Fund may repurchase only a pro rata portion of the Shares tendered by each Shareholder. The potential for proration may cause some investors to tender more Shares for repurchase than they wish to have repurchased or result in investors being unable to liquidate all or a given percentage of their investment during the particular repurchase offer.

Shares in the Fund provide limited liquidity since Shareholders will not be able to redeem Shares on a daily basis. A Shareholder may not be able to tender its Shares in the Fund promptly after it has made a decision to do so. In addition, with very limited exceptions, Shares are not transferable, and liquidity will be provided only through repurchase offers made quarterly by the Fund. Shares in the Fund are therefore suitable only for investors who can bear the risks associated with the limited liquidity of Shares and should be viewed as a long-term investment.

Repurchase offers generally are funded from available cash (including, if necessary, offering proceeds) or sales of portfolio investments but may be funded with borrowings. However, the repurchase of Shares by the Fund decreases the assets of the Fund and, therefore, may have the effect of increasing the Fund’s expense ratio and portfolio turnover. Repurchase offers and the need to fund repurchase obligations may also affect the ability of the Fund to be fully invested or force the Fund to maintain a higher percentage of its assets in liquid investments, which may harm the Fund’s investment performance. Moreover, diminution in the size of the Fund through repurchases, without offsetting new sales, may result in untimely sales of portfolio investments and a higher expense ratio, and may limit the ability of the Fund to participate in new investment opportunities or to achieve its investment objective. The sale of securities to fund repurchases could reduce the market price of those securities, which in turn would reduce the Fund’s NAV. If the Fund uses leverage, repurchases of Shares may compound the adverse effects of leverage in a declining market. In addition, if the Fund borrows money to finance repurchases, interest on that borrowing will negatively affect Shareholders who do not tender their Shares by increasing Fund expenses and reducing any net investment income.

In addition, to the extent the Fund sells portfolio holdings in order to fund repurchase requests, the repurchase of Shares by the Fund may be a taxable event for the Shareholders of repurchased Shares, and potentially even for Shareholders that do not participate in the repurchase offer. Repurchase offers, if funded from offering proceeds, may constitute a return of capital for Federal income tax purposes. Any capital returned to Shareholders through the repurchase of Shares will be distributed after payment of Fund fees and expenses. See “Taxes - Taxation of the Fund - Distribution to Shareholders.”

Notices of each repurchase offer are sent to shareholders at least 21 days before the “Repurchase Request Deadline” (i.e., the date by which Shareholders must tender their Shares in response to a repurchase offer). The Fund determines the NAV applicable to repurchases no later than the fourteen (14) days after the Repurchase Request Deadline (or the next business day, if the 14th day is not a business day) (the “Repurchase Pricing Date”). The Fund expects to distribute payment to Shareholders between one and three business days after the Repurchase Pricing Date and will distribute payment no later than seven (7) calendar days after such date. If a Shareholder tenders all of its Shares (or a portion of its Shares) in connection with a repurchase offer made by the Fund, that tender may not be rescinded by the Shareholder after the Repurchase Request Deadline. Because the NAV applicable to a repurchase is calculated 14 days after the Repurchase Request Deadline, a Shareholder will not know its repurchase price until after it has irrevocably tendered its Shares. See “Offers to Repurchase/Repurchase Procedures.” Shareholders may be subject to market risk in relation to the tender of their Shares for repurchase because like other market investments, the value of the Shares may move up or down, sometimes rapidly and unpredictably, between the date a repurchase offer terminates and the repurchase date. Likewise, because the Fund’s investments may include securities denominated in foreign currencies, changes in currency values between the date a repurchase offer terminates and the repurchase date may also adversely affect the value of the Shares.

In certain circumstances, the Board may require a Shareholder to tender its Shares if, among other reasons, the Board determines that continued ownership of such Shares by the Shareholder may be harmful or injurious to the business or reputation of the Fund, or may subject the Fund or any Shareholder to an undue risk of adverse tax or other fiscal consequences, or would otherwise be in the best interests of the Fund.

LIMITED OPERATING HISTORY. The Fund is a recently organized closed-end management investment company that has limited operating history and no public trading of its Shares. The Fund is designed primarily as a long-term investment vehicle and not as a trading tool. An investment in the Shares should not constitute a complete investment program for any investor and involves a high degree of risk. Due to the uncertainty in all investments, there can be no assurance that the Fund will achieve its investment objective. The value of the Shares could decline substantially and cause you to lose some or all of your investment.

MINIMAL CAPITALIZATION. The Fund is not obligated to raise any specific amount of capital. There is a risk that the amount of capital actually raised by the Fund through the offering of its Shares may be insufficient to achieve profitability or allow the Fund to realize its investment objective. An inability to raise additional capital may adversely affect the Fund’s financial condition, liquidity and results of operations, as well as its compliance with regulatory requirements. Further, if the Fund is unable to raise sufficient capital, Shareholders may bear higher expenses due to a lack of economies of scale.

Investment-Related Risks

General Investment-Related Risks

MARKET RISK. An investment in the Fund is subject to investment risk, including the possible loss of the entire principal amount invested. An investment in the Fund also represents an indirect investment in the securities owned by the Fund, including an indirect investment in any Underlying Funds. The value of the Fund or an Underlying Fund, like other market investments, may move up or down, sometimes rapidly and unpredictably. The value of your Shares at any point in time may be worth less than the value of your original investment, even after taking into account any reinvestment of dividends and distributions.

The COVID-19 pandemic negatively affected the worldwide economy, as well as the economies of individual countries, the financial health of individual companies and the market in general in significant and unforeseen ways. Although vaccines for COVID-19 are widely available, it is unknown how long certain circumstances related to the pandemic will persist, whether they will reoccur in the future, and what additional implications may follow from the pandemic. The impact of these events and other epidemics or pandemics in the future could adversely affect the Fund’s or an Underlying Fund’s performance.

The Fund and the Investment Manager have in place business continuity plans reasonably designed to ensure that they maintain normal business operations, and that the Fund, its portfolio and assets are protected. However, in the event of a pandemic or an outbreak, such as COVID-19, there can be no assurance that the Fund, its advisers and service providers, or the Fund’s portfolio companies, will be able to maintain normal business operations for an extended period of time or will not lose the services of key personnel on a temporary or long-term basis due to illness or other reasons. A pandemic or disease could also impair the information technology and other operational systems upon which the Fund’s advisers rely and could otherwise disrupt the ability of the Fund’s service providers to perform essential tasks.

Additionally, climate change poses long-term threats to physical and biological systems. Potential hazards and risks related to climate change include, among other things, wildfires, rising sea levels, more severe coastal flooding and erosion hazards, and more intense storms. Storms in recent years have demonstrated vulnerabilities in infrastructure to extreme weather events. Climate change risks, if they materialize, can adversely impact financial plans in current or future years. In addition, economists and others have expressed increasing concern about the potential effects of global climate change on property and security values. A rise in sea levels, an increase in powerful windstorms and/or a climate-driven increase in sea levels or flooding could cause coastal properties to lose value or become unmarketable altogether. Economists warn that, unlike previous declines in the real estate market, properties in affected coastal zones may not ever recover their value. Large wildfires driven by high winds and prolonged drought may devastate businesses and entire communities and may be very costly to any business found to be responsible for the fire. Regulatory changes and divestment movements tied to concerns about climate change could adversely affect the value of certain land and the viability of industries whose activities or products are seen as accelerating climate change. The Fund cannot predict the effects of or likelihood of such events on the U.S. and world economies. The Fund could be materially impacted by such events which may, in turn, negatively affect the value and performance the Fund.

Advancements in technology may also adversely impact markets and the overall performance of the Fund. For instance, the economy may be significantly impacted by the advanced development and increased regulation of artificial intelligence (“AI”). As the use of technology grows, liquidity and market movements may be affected. As AI is used more widely, the profitability and growth of Fund holdings may be impacted, which could significantly impact the overall performance of the Fund.

GENERAL ECONOMIC AND MARKET CONDITIONS. The success of the Fund’s investment program may be affected by general economic and market conditions, such as interest rates, availability of credit, inflation/deflation rates, economic uncertainty, changes in laws or governmental policies, including trade policies, treaties and tariffs, and national and international political circumstances. These factors may affect the level and volatility of securities prices, and the liquidity of investments held by the Fund. Unexpected volatility or illiquidity could impair the Fund’s profitability or result in losses.

The United Kingdom (“UK”) left the European Union (“EU”) on January 31, 2020, and a transition period during which the UK and EU negotiated terms of departure ended on December 31, 2020. The departure is commonly referred to as “Brexit.” The UK and EU reached an agreement, effective January 1, 2021, on the terms of their future trading relationship, which principally relates to the trading of goods. In March 2021, the UK and EU put in place a regulatory dialogue on financial systems based on a separate memorandum of understanding. Brexit may have significant political and financial consequences for the Eurozone markets and broader global economy, including greater volatility in the global stock markets and illiquidity, fluctuations in currency and exchange rates, and an increased likelihood of a recession in the UK. Securities issued by companies domiciled in the UK could be subject to changing regulatory and tax regimes. Banking and financial services companies that operate in the UK or EU could be disproportionately impacted by these actions. Further insecurity in EU membership or the abandonment of the euro could exacerbate market and currency volatility and negatively impact investments in securities issued by companies located in EU countries. Brexit also may cause additional member states to contemplate departing the EU, which would likely perpetuate political and economic instability in the region and cause additional market disruption in global financial markets. As a result, markets in the UK, Europe and globally could experience increased volatility and illiquidity, and potentially lower economic growth which in return could potentially have an adverse effect on the value of the Fund’s investments. Market disruption in the EU and globally may have a negative effect on the value of the Fund’s investments. Additionally, there could be additional risks if one or more additional EU member states seek to leave the EU.

International war or conflicts (including the war between Russia and Ukraine and conflict between Israel, Iran and the Axis of Resistance) and geopolitical events in foreign countries, along with instability in regions such as Asia, Eastern Europe and the Middle East, possible terrorist attacks in the United States or around the world, and other similar events could adversely affect the U.S. and foreign financial markets. As a result, whether or not the Fund or an Underlying Fund invests in securities located in or with significant exposure to the countries directly affected, the value and liquidity of the Fund’s or an Underlying Fund’s investments may be negatively impacted. Further, due to closures of certain markets and restrictions on trading certain securities, the value of certain securities held by the Fund, or an Underlying Fund, could be significantly impacted.

The impairment or failure of one or more banks with whom the Fund transacts may inhibit the Fund’s or an Underlying Fund’s ability to access depository accounts. In such cases, the Fund or an Underlying Fund may be forced to delay or forgo investments, resulting in lower Fund performance. In the event of such a failure of a banking institution where the Fund or an Underlying Fund or other Fund investment holds depository accounts, access to such accounts could be restricted and U.S. Federal Deposit Insurance Corporation (“FDIC”) protection may not be available for balances in excess of amounts insured by the FDIC. In such instances, the Fund, an Underlying Fund or other Fund investment may not recover such excess, uninsured amounts.

Recently, the United States has enacted or proposed to enact significant new tariffs, and various federal agencies have been directed to further evaluate key aspects of U.S. trade policy, which could potentially lead to significant changes to current policies, treaties, and tariffs. There continues to exist significant uncertainty about the future relationship between the U.S. and other countries with respect to such trade policies, treaties and tariffs. These developments, or the perception that any of them could occur, may have a material adverse effect on global trade, in particular, trade between the impacted nations and the U.S.; global financial markets’ stability; and global economic conditions.

ECONOMIC RECESSION OR DOWNTURN RISK. Many of the Fund’s investments may be issued by companies susceptible to economic slowdowns or recessions. Therefore, the Fund’s non-performing assets are likely to increase, and the value of its portfolio is likely to decrease, during these periods. A prolonged recession may result in losses of value in the Fund’s portfolio and a decrease in the Fund’s revenues, net income and NAV. Unfavorable economic conditions also could increase the Fund’s funding costs, limit the Fund’s access to the capital markets or result in a decision by lenders not to extend credit to it on terms it deems acceptable. These events could prevent the Fund from increasing investments and harm the Fund’s operating results.

COMPETITION FOR ASSETS RISK. The current lending market in which the Fund participates is competitive and rapidly changing. The Fund may face increasing competition for access to corporate loans and especially direct loans as the lending industry continues to evolve. The Fund may face competition from other institutional lenders such as pooled investment vehicles and commercial banks that are substantially larger and have considerably greater financial and other resources than the Fund. These potential competitors may have higher risk tolerances or different risk assessments than the Fund, which could allow them to consider a wider variety of investments than the Fund and establish relationships with direct lending managers. A direct lending manager may have similar arrangements with other parties, thereby reducing the potential investments of the Fund through such manager. There can be no assurance that the competitive pressures the Fund may face will not erode the Fund’s ability to deploy capital. If the Fund is limited in its ability to invest in corporate and/or direct loans, it may be forced to invest in cash, cash equivalents or other assets that may result in lower returns than otherwise may be available through investments in corporate and direct loans. If the Fund’s access to corporate and/or direct loans is limited, it would also be subject to increased concentration and counterparty risk.

The commercial lending business is highly competitive. Without a sufficient number of new qualified loan requests, there can be no assurances that the Fund will be able to compete effectively for corporate and direct loans with other market participants. General economic factors and market conditions, including the general interest rate environment, unemployment rates, and perceived consumer demand may affect borrower willingness to seek corporate and/or direct loans and investor ability and desire to invest in such loans.

SOURCING INVESTMENT OPPORTUNITIES RISK. On an ongoing basis, it cannot be certain that the Investment Manager will be able to continue to locate a sufficient number of suitable investment opportunities to allow the Fund to fully implement its investment strategy. In addition, privately negotiated investments in loans and illiquid securities of private middle-market companies require substantial due diligence and structuring, and the Fund may not be able to achieve its anticipated investment pace. These factors increase the uncertainty, and thus the risk, of investing in the Fund. To the extent the Fund is unable to deploy its capital, its investment income and, in turn, the results of its operations, will likely be materially adversely affected.

DEPENDENCE ON KEY PERSONNEL RISK. The Investment Manager may be dependent upon the experience and expertise of certain key personnel in providing services with respect to the Fund’s investments. If the Investment Manager were to lose the services of these individuals, its ability to service the Fund could be adversely affected. As with any managed fund, the Investment Manager may not be successful in selecting the best-performing securities or investment techniques for the Fund’s portfolio, and the Fund’s performance may lag behind that of similar funds. The Investment Manager has informed the Fund that its investment professionals are actively involved in other investment activities not concerning the Fund and will not be able to devote all of their time to the Fund’s business and affairs. In addition, individuals not currently associated with the Investment Manager may become associated with the Fund, and the performance of the Fund may also depend on the experience and expertise of such individuals.

RISKS OF SECURITIES ACTIVITIES. The Fund will invest and trade in a variety of different securities and utilize a variety of investment instruments and techniques. Each security and each instrument and technique involves the risk of loss of capital. While the Investment Manager attempts to moderate these risks, there can be no assurance that the Fund’s investment activities will be successful or that the Shareholders will not suffer losses.

COUNTERPARTY RISK. Many of the markets in which the Fund effects its transactions are “over the counter” or “inter-dealer” markets. The participants in these markets are typically not subject to credit evaluation and regulatory oversight as are members of “exchange based” markets. To the extent the Fund invests in swaps, derivative or synthetic instruments, or other over the counter transactions, on these markets, the Fund is assuming a credit risk with regard to parties with whom it trades and may also bear the risk of settlement default. These risks may differ materially from those associated with transactions effected on an exchange, which generally are backed by clearing organization guarantees, daily marking to market and settlement, and segregation and minimum capital requirements applicable to intermediaries. Transactions entered into directly between two counterparties generally do not benefit from such protections. This exposes the Fund to the risk that a counterparty will not settle a transaction in accordance with its terms and conditions because of a dispute over the terms of the contract (whether or not bona fide) or because of a credit or liquidity problem, thus causing the Fund to suffer a loss. Such counterparty risk is accentuated in the case of contracts with longer maturities where events may intervene to prevent settlement, or where the Fund has concentrated its transactions with a single or small group of counterparties. The Fund is not restricted from dealing with any particular counterparty or from concentrating its investments with one counterparty. The ability of the Fund to transact business with any one or number of counterparties, the lack of any independent evaluation of such counterparties’ financial capabilities and the absence of a regulated market to facilitate settlement may increase the potential for losses by the Fund.

Investment Strategy-Specific Investment-Related Risks

In addition to the risks generally described in this Prospectus, the following are the specific material risks of the investment strategy:

BORROWING; USE OF LEVERAGE. The Fund may leverage its investments by “borrowing.” The use of leverage increases both risk of loss and profit potential. The Fund is subject to the Investment Company Act requirement that an investment company satisfy an asset coverage requirement of 300% of its indebtedness, including amounts borrowed measured at the time the investment company incurs the indebtedness. This means that at any given time the value of the Fund’s total indebtedness may not exceed one-third the value of its total assets (including such indebtedness). The Fund may be required to dispose of assets on unfavorable terms if market fluctuations or other factors reduce the Fund’s asset coverage to less than the prescribed amount. The interests of persons with whom the Fund enters into leverage arrangements will not necessarily be aligned with the interests of the Shareholders and such persons will have claims on the Fund’s assets that are senior to those of the Shareholders. In addition to the risks created by the Fund’s use of leverage, the Fund is subject to the additional risk that it would be unable to timely, or at all, obtain leverage borrowing. The Fund might also be required to de-leverage, selling securities at a potentially inopportune time and incurring tax consequences. Further, the Fund’s ability to generate income from the use of leverage would be adversely affected.

DEBT SECURITIES. Under normal market conditions, the Fund expects to primarily invest directly or indirectly in debt and debt-related securities. One of the fundamental risks associated with such investments is credit risk, which is the risk that an issuer will be unable to make principal and interest payments on its outstanding debt obligations when due. Adverse changes in the financial condition of an issuer or in general economic conditions (or both) may impair the ability of such issuer to make such payments and result in defaults on, and declines in, the value of its debt. The Fund’s return to Shareholders would be adversely impacted if an issuer of debt securities in which the Fund invests becomes unable to make such payments when due. Other risk factors include interest rate risk (a rise in interest rates causes a decline in the value of debt securities) and prepayment risk (the debtor may pay its obligation early, reducing the amount of interest payments). These risks could affect the value of a particular investment, possibly causing the Fund’s share price and total return to be reduced and fluctuate more than other types of investments.

SECURED DEBT. Secured debt holds the most senior position in the capital structure of a borrower. Secured debt in most circumstances is fully collateralized by assets of the borrower. Thus, it is generally repaid before unsecured bank loans, corporate bonds, subordinated debt, trade creditors, and preferred or common stockholders. However, there is a risk that the collateral securing the Fund’s loans may decrease in value over time, may be difficult to sell in a timely manner, may be difficult to appraise, and may fluctuate in value based upon the success of the business and market conditions, including as a result of the inability of the borrower to raise additional capital. Also, substantial increases in interest rates may cause an increase in loan defaults as borrowers may lack resources to meet higher debt service requirements. In some circumstances, the Fund’s security interest could be subordinated to claims of other creditors. In addition, any deterioration in a borrower’s financial condition and prospects, including any inability on its part to raise additional capital, may result in the deterioration in the value of the related collateral. Consequently, the fact that debt is secured does not guarantee that the Fund will receive principal and interest payments according to the investment terms or at all, or that the Fund will be able to collect on the investment should the Fund be forced to enforce its remedies. Moreover, the security for the Fund’s investments in secured debt may not be recognized for a variety of reasons, including the failure to make required filings by lenders, trustees or other responsible parties and, as a result, the Fund may not have priority over other creditors as anticipated.

Secured debt usually includes restrictive covenants, which must be maintained by the borrower. The Fund may have an obligation with respect to certain senior secured term loan investments to make additional loans, including delayed draw term loans and revolving facilities, upon demand by the borrower. Such instruments, unlike certain bonds, usually do not have call protection. This means that such interests, while having a stated term, may be prepaid, often without penalty. The rate of such prepayments may be affected by, among other things, general business and economic conditions, as well as the financial status of the borrower. Prepayment would cause the actual duration of a senior loan to be shorter than its stated maturity.

Secured debt typically will be secured by pledges of collateral from the borrower in the form of tangible and intangible assets. In some instances, the Fund may invest in secured debt that is secured only by stock of the borrower or its subsidiaries or affiliates. The value of the collateral may decline below the principal amount of the senior secured term loans subsequent to an investment by the Fund.

MEZZANINE DEBT. A portion of the Fund’s debt investments may be made in certain high yield securities known as mezzanine investments, which are subordinated debt securities that may be issued together with an equity security (e.g., with attached warrants). Those mezzanine investments may be issued with or without registration rights. Mezzanine investments can be unsecured and generally subordinate to other obligations of the issuer. The expected average life of the Fund’s mezzanine investments may be significantly shorter than the maturity of these investments due to prepayment rights. Mezzanine investments share all of the risks of other high yield securities and are subject to greater risk of loss of principal and interest than higher-rated securities. They are also generally considered to be subject to greater risk than securities with higher ratings in the case of deterioration of general economic conditions. Because investors generally perceive that there are greater risks associated with the lower-rated securities, the yields and prices of those securities may tend to fluctuate more than those for higher-rated securities. The Fund does not anticipate a market for its mezzanine investments, which can adversely affect the prices at which these securities can be sold. In addition, adverse publicity and investor perceptions about lower-rated securities, whether or not based on fundamental analysis, may be a contributing factor in a decrease in the value and liquidity of those lower-rated securities. Mezzanine securities are often even more subordinated than other high yield debt, as they often represent the most junior debt security in an issuer’s capital structure.

INTEREST RATE RISK. The Fund is subject to the risks of changes in interest rates. The value of fixed rate loans is susceptible to general changes in interest rates. A decline in interest rates could reduce the amount of current income the Fund is able to achieve from interest on fixed-income securities and convertible debt. An increase in interest rates could reduce the value of any fixed-income securities and convertible securities owned by the Fund. To the extent that the cash flow from a fixed-income security is known in advance, the present value (i.e., discounted value) of that cash flow decreases as interest rates increase; to the extent that the cash flow is contingent, the dollar value of the payment may be linked to then prevailing interest rates. Moreover, the value of many fixed-income securities depends on the shape of the yield curve, not just on a single interest rate. Thus, for example, a callable cash flow, the coupons of which depend on a short term rate, may shorten (i.e., be called away) if the long rate decreases. In this way, such securities are exposed to the difference between long rates and short rates.

Duration is useful primarily as a measure of the sensitivity of a fixed-income security’s market price to interest rate (i.e., yield) movements. All other things remaining equal, for each one percentage point increase in interest rates, the value of a portfolio of fixed-income investments would generally be expected to decline by one percent for every year of the portfolio’s average duration above zero. For example, the value of a portfolio of fixed-income securities with an average duration of eight years would generally be expected to decline by approximately 8% if interest rates rose by one percentage point.

The risks associated with changing interest rates are heightened under current market conditions given that interest rates in the United States and many other countries have fluctuated in recent periods and may continue to change in the foreseeable future. To the extent the Fund or an Underlying Fund borrows money to finance its investments, the Fund’s or an Underlying Fund’s performance will depend, in part, upon the difference between the rate at which it borrows funds and the rate at which it invests those funds. In periods of rising interest rates, the Fund’s cost of funds could increase. Adverse developments resulting from changes in interest rates could have a material adverse effect on the Fund’s or an Underlying Fund’s financial condition and results of operations.

In addition, a decline in the prices of the debt the Fund or an Underlying Fund owns could adversely affect the Fund’s NAV. Changes in market interest rates could also affect the ability of operating companies in which the Fund or an Underlying Fund invests to service debt, which could materially impact the Fund or an Underlying Fund in which the Fund may invest, thus impacting the Fund.

Variable and floating rate securities generally are less sensitive to interest rate changes but may decline in value if their interest rates do not rise as much, or as quickly, as interest rates in general. Conversely, floating rate securities will not generally increase in value if interest rates decline. When the Fund holds variable or floating rate securities, a decrease in market interest rates will adversely affect the income received from such securities and the NAV of the Shares.

EQUITY INVESTMENTS. Stock markets are volatile, and the prices of equity securities fluctuate based on changes in a company’s financial condition and overall market and economic conditions. Equity securities typically have greater price volatility than fixed-income securities. The market price of equity securities may go down, sometimes rapidly or unpredictably. Equity securities may decline in value due to factors affecting securities markets generally, particular industries represented by those markets, or factors related to a specific company, such as decisions made by its management.

When the Fund invests in loans and debt securities, the Fund may acquire warrants, or other equity securities of borrowers as well. The Fund may also invest in warrants, rights and equity securities directly. The Fund may not be able to realize gains from any dispositions of equity interests, and any gains that the Fund does realize on the disposition of any equity interests may not be sufficient to offset any other losses the Fund experiences.

Warrants and rights are types of securities that give a holder a right to purchase shares of common stock. Warrants usually are issued together with a bond or preferred stock and entitle a holder to purchase a specified amount of common stock at a specified price typically for a period of years. Rights usually have a specified purchase price that is lower than the current market price and entitle a holder to purchase a specified amount of common stock typically for a period of only weeks. Warrants may be used to enhance the marketability of a bond or preferred stock. Warrants do not carry with them the right to dividends or voting rights and they do not represent any rights in the assets of the issuer. Warrants may be considered to have more speculative characteristics than certain other types of investments. In addition, the value of a warrant does not necessarily change with the value of the underlying securities, and a warrant ceases to have value if it is not exercised prior to its expiration date, if any.

The potential exercise price of warrants or rights may exceed their market price, such as when there is no movement in the market price or the market price of the common stock declines.

The risks typically associated with warrants and rights include convertible securities risk, counterparty risk, credit risk and market risk.

INFLATION/DEFLATION RISK. Inflation risk is the risk that the value of assets or income from the Fund’s investments will be worth less in the future as inflation decreases the value of payments at future dates. As inflation increases, the real value of the Fund’s portfolio could decline. Deflation risk is the risk that prices throughout the economy decline over time. Deflation may have an adverse effect on the creditworthiness of issuers and may make issuer default more likely, which may result in a decline in the value of the Fund’s portfolio.

EXTENSION RISK. Rising interest rates tend to extend the duration of long-term, fixed rate securities, making them more sensitive to changes in interest rates. The value of longer-term securities generally changes more in response to changes in interest rates than shorter-term securities. As a result, in a period of rising interest rates, securities may exhibit additional volatility and may lose value.

PREPAYMENT RISK. When interest rates decline, fixed-income securities with stated interest rates may have their principal paid earlier than expected. This may result in the Fund having to reinvest that money at lower prevailing interest rates, which can reduce the returns of the Fund.

DEFAULT RISK. The ability of the Fund to generate income through its loan investments is dependent upon payments being made by the borrower underlying such loan investments. If a borrower is unable to make its payments on a loan, the Fund may be greatly limited in its ability to recover any outstanding principal and interest under such loan.

A portion of the loans in which the Fund may invest in will not be secured by any collateral, will not be guaranteed or insured by a third party and will not be backed by any governmental authority. The Fund may need to rely on the collection efforts of third parties, which also may be limited in their ability to collect on defaulted loans. The Fund may not have direct recourse against borrowers, may not be able to contact a borrower about a loan and may not be able to pursue borrowers to collect payment under loans. To the extent a loan is secured, there can be no assurance as to the amount of any funds that may be realized from recovering and liquidating any collateral or the timing of such recovery and liquidation and hence there is no assurance that sufficient funds (or, possibly, any funds) will be available to offset any payment defaults that occur under the loans. Loans are credit obligations of the borrowers, and the terms of certain loans may not restrict the borrowers from incurring additional debt. If a borrower incurs additional debt after obtaining a loan through a platform, the additional debt may adversely affect the borrower’s creditworthiness generally, and could result in the financial distress, insolvency or bankruptcy of the borrower. This circumstance would ultimately impair the ability of that borrower to make payments on its loans and the Fund’s ability to receive the principal and interest payments that it expects to receive on such loan. To the extent borrowers incur other indebtedness that is secured, the ability of the secured creditors to exercise remedies against the assets of that borrower may impair the borrower’s ability to repay its loans, or it may impair a third party’s ability to collect, on behalf of the Fund, on the loan upon default. To the extent that a loan is unsecured, borrowers may choose to repay obligations under other indebtedness (such as loans obtained from traditional lending sources) before repaying an unsecured loan because the borrowers have no collateral at risk. The Fund will not be made aware of any additional debt incurred by a borrower or whether such debt is secured.

If a borrower files for bankruptcy, any pending collection actions will automatically be put on hold and further collection action will not be permitted absent court approval. It is possible that a borrower’s liability on its loan will be discharged in bankruptcy. In most cases involving the bankruptcy of a borrower with an unsecured loan, unsecured creditors will receive only a fraction of any amount outstanding on the loan, if anything.

REINVESTMENT RISK. Income from the Fund’s portfolio will decline if and when the Fund invests the proceeds from matured, traded or called debt obligations at market interest rates that are below the portfolio’s current earnings rate. For instance, during periods of declining interest rates, an issuer of debt obligations may exercise an option to redeem securities prior to maturity, forcing the Fund to invest in lower-yielding securities. The Fund also may choose to sell higher yielding portfolio securities and to purchase lower yielding securities to achieve greater portfolio diversification because the portfolio managers believe the current holdings are overvalued or for other investment-related reasons. A decline in income received by the Fund from its investments is likely to have a negative effect on dividend levels, NAV and/or overall return of the Shares.

HIGH YIELD DEBT. The Fund may invest in high yield debt. A substantial portion of the high yield debt in which the Fund intends to invest may be rated below investment-grade by one or more nationally recognized statistical rating organizations or are unrated but of comparable credit quality to obligations rated below investment-grade and have greater credit and liquidity risk than more highly rated debt obligations. Lower-rated securities may include securities that have the lowest rating or are in default. High yield debt is generally unsecured and may be subordinate to other obligations of the obligor. The lower rating of high yield debt reflects a greater possibility that adverse changes in the financial condition of the obligor or in general economic conditions (including, for example, a substantial period of rising interest rates or declining earnings) or both may impair the ability of the obligor to make payment of principal and interest. Many issuers of high yield debt are highly leveraged, and their relatively high debt-to-equity ratios create increased risks that their operations might not generate sufficient cash flow to service their debt obligations. In addition, many issuers of high yield debt may be in poor financial condition, experiencing poor operating results, having substantial capital needs or negative net worth or be facing special competitive or product obsolescence problems, and may include companies involved in bankruptcy or other reorganizations or liquidation proceedings. High yield debt may be more susceptible to real or perceived adverse economic and individual corporate developments than would investment grade debt securities. Certain of these securities may not be publicly traded, and therefore, it may be difficult to accurately value certain portfolio securities and to obtain information as to the true condition of the issuers. Overall declines in the below investment-grade bond and other markets may adversely affect such issuers by inhibiting their ability to refinance their debt at maturity. High yield debt is often less liquid than higher rated securities. Because investment in high yield debt involves greater investment risk, achievement of the Fund’s investment objectives will be more dependent on the relevant Investment Manager’s analysis than would be the case if the Fund were investing in higher quality debt securities.

High yield debt is often issued in connection with leveraged acquisitions or recapitalizations in which the issuers incur a substantially higher amount of indebtedness than the level at which they had previously operated. High yield debt has historically experienced greater default rates than has been the case for investment-grade securities. The Fund may also invest in equity securities issued by entities with unrated or below investment-grade debt.

High yield debt may also be in the form of zero-coupon or deferred interest bonds, which are bonds that are issued at a significant discount from face value. The original discount approximates the total amount of interest the bonds will accrue and compound over the period until maturity or the first interest accrual date at a rate of interest reflecting the market rate of the security at the time of issuance. While zero-coupon bonds do not require the periodic payment of interest, deferred interest bonds generally provide for a period of delay before the regular payment of interest begins. Such investments experience greater volatility in market value due to changes in the interest rates than bonds that provide for regular payments of interest.

Investing in lower-rated securities involves special risks in addition to the risks associated with investments in higher-rated fixed-income securities, including a high degree of credit risk. Lower-rated securities may be regarded as predominately speculative with respect to the issuer’s continuing ability to meet principal and interest payments. Analysis of the creditworthiness of issuers/issues of lower-rated securities may be more complex than for issuers/issues of higher quality debt securities. Securities that are in the lowest rating category are considered to have extremely poor prospects of ever attaining any real investment standing, to have a current identifiable vulnerability to default and/or to be unlikely to have the capacity to pay interest and repay principal. The secondary markets on which lower-rated securities are traded may be less liquid than the market for higher grade securities. Less liquidity in the secondary trading markets could adversely affect and cause large fluctuations in the value of the Fund’s portfolio. Adverse publicity and investor perceptions, whether or not based on fundamental analysis, may decrease the values and liquidity of lower-rated securities, especially in a thinly traded market.

The use of credit ratings as the sole method of evaluating lower-rated securities can involve certain risks. For example, credit ratings evaluate the safety of principal and interest payments, not the market value risk of lower-rated securities. Also, credit rating agencies may fail to change credit ratings in a timely fashion to reflect events since the security was rated, thus an issuer’s current financial condition may be better or worse than a rating indicates. In addition, rating agencies are subject to an inherent conflict of interest because they are often compensated by the same issuers whose securities they grade.

SPECIALTY FINANCE AND OTHER FINANCIAL COMPANIES RISK. The profitability of specialty finance and other financial companies is largely dependent upon the availability and cost of capital funds and may fluctuate significantly in response to changes in interest rates, as well as changes in general economic conditions. Any impediments to a specialty finance or other financial company’s access to capital markets, such as those caused by general economic conditions or a negative perception in the capital markets of the company’s financial condition or prospects, could adversely affect such company’s business. From time to time, severe competition may also affect the profitability of specialty finance and other financial companies.

Specialty finance and other financial companies are subject to rapid business changes, significant competition, value fluctuations due to the concentration of loans in particular industries significantly affected by economic conditions (such as real estate or energy) and volatile performance based upon the availability and cost of capital and prevailing interest rates. In addition, credit and other losses resulting from the financial difficulties of borrowers or other third parties potentially may have an adverse effect on companies in these industries. Credit losses or mergers, acquisitions, or bankruptcies of financial firms could make it difficult for specialty finance and other financial companies to obtain financing on favorable terms or at all, which would seriously affect the profitability of such firms. Furthermore, accounting rule changes, including with respect to the standards regarding the valuation of assets, consolidation in the financial industry and additional volatility in the stock market have the potential to significantly impact specialty finance companies as well.

Specialty finance and other financial companies in general are subject to extensive governmental regulation, which may change frequently. Regulatory changes could cause business disruptions or result in significant loss of revenue to companies in which the Fund invests, and there can be no assurance as to the actual impact that these laws and their regulations will have on the financial markets and the Fund’s investments in specialty finance and other financial companies. Specialty finance and other financial companies in a given country may be subject to greater governmental regulation than many other industries, and changes in governmental policies and the need for regulatory approval may have a material effect on the services offered by companies in the financial services industry. Governmental regulation may limit both the financial commitments banks can make, including the amounts and types of loans, and the interest rates and fees they can charge. In addition, governmental regulation in certain foreign countries may impose interest rate controls, credit controls and price controls.

Under current regulations of the SEC, the Fund may not invest more than 5% of its total assets in the securities of any company that derives more than 15% of its gross revenues from securities brokerage, underwriting or investment management activities. In addition, the Fund may not acquire more than 5% of the outstanding equity securities, or more than 10% of the outstanding principal amount of debt securities, of any such company. This may limit the Fund’s ability to invest in certain specialty finance and other financial companies.

DISTRESSED SECURITIES. Certain of the companies in whose securities the Fund may invest may be in transition, out of favor, financially leveraged or troubled, or potentially troubled, and may be or have recently been involved in major strategic actions, restructurings, bankruptcy, reorganization or liquidation. The characteristics of these companies can cause their securities to be particularly risky, although they also may offer the potential for high returns. These companies’ securities may be considered speculative, and the ability of the companies to pay their debts on schedule could be affected by adverse interest rate movements, changes in the general economic factors affecting a particular industry or specific developments within the companies. Such investments can result in significant or even total losses. In addition, the markets for distressed investment assets are frequently illiquid. Also, among the risks inherent in investments in a troubled issuer is that it frequently may be difficult to obtain information as to the true financial condition of such issuer. The Investment Manager’s judgments about the credit quality of a financially distressed issuer and the relative value of its securities may prove to be wrong.

In liquidation (both in and out of bankruptcy) and other forms of corporate reorganization, there exists the risk that the reorganization either will be unsuccessful (due to, for example, failure to obtain requisite approvals), will be delayed (for example, until various liabilities, actual or contingent, have been satisfied) or will result in a distribution of cash or a new security the value of which will be less than the purchase price to the Fund of the security in respect to which such distribution was made. Consequently, the Fund will be subject to significant uncertainty as to when, and in what manner, and for what value obligations evidenced by securities of financially distressed issuers will eventually be satisfied (e.g., through a liquidation of the issuer’s assets, an exchange offer or plan of reorganization, or a payment of some amount in satisfaction of the obligation). In certain transactions, the Fund may not be “hedged” against market fluctuations, or, in liquidation situations, may not accurately value the assets of the company being liquidated. This can result in losses, even if the proposed transaction is consummated.

VALUATION RISK. Unlike publicly traded common stock which trades on national exchanges, there is no central place or exchange for most of the Fund’s investments to trade. Due to the lack of centralized information and trading, the valuation of loans or fixed-income instruments may result in more risk than that of common stock. Uncertainties in the conditions of the financial market, unreliable reference data, lack of transparency and inconsistency of valuation models and processes may lead to inaccurate asset pricing. In addition, other market participants may value securities differently than the Fund. As a result, the Fund may be subject to the risk that when an instrument is sold in the market, the amount received by the Fund is less than the value of such loans or fixed-income instruments carried on the Fund’s books.

Shareholders should recognize that valuations of illiquid assets involve various judgments and consideration of factors that may be subjective. As a result, the NAV of the Fund, as determined based on the fair value of its investments, may vary from the amount ultimately received by the Fund from its investments. This could adversely affect Shareholders whose Shares are repurchased as well as new Shareholders and remaining Shareholders. For example, in certain cases, the Fund might receive less than the fair value of its investment, resulting in a dilution of the value of the Shares of Shareholders who do not tender their Shares in any coincident repurchase offer and a windfall to tendering Shareholders; in other cases, the Fund might receive more than the fair value of its investment, resulting in a windfall to Shareholders remaining in the Fund, but a shortfall to tendering Shareholders.

There may not exist readily available market quotations for certain of the Fund’s investments including, in particular, the Underlying Funds. The most relevant information may often be provided by the issuer of such investments, which information could be extremely limited and outdated, and it may be difficult or impossible to confirm or review the accuracy of such information. Further, the issuer of such investments may face a conflict of interest in providing information or valuations to the Fund.

UNDERLYING FUND RISK. The Fund will incur higher and duplicative expenses, including advisory fees, when it invests in Underlying Funds. There is also the risk that the Fund may suffer losses due to the investment practices of the Underlying Funds (such as the use of derivatives). The ETFs in which the Fund may invest that attempt to track an index may not be able to replicate exactly the performance of the indices they track, due to transactions costs and other expenses of the ETFs. The existence of extreme market volatility or potential lack of an active trading market for an ETF’s or closed-end fund’s shares could result in such shares trading at a significant premium or discount to their NAV (the amount that an ETF or closed-end fund is trading above or below its NAV) and may increase the fund’s bid-ask spread (the difference between the offer/sell price and purchase/buy price of a security). The shares of listed closed-end funds may also frequently trade at a discount to their NAV. There can be no assurance that the market discount on shares of any closed-end fund purchased by the Fund will ever decrease, and it is possible that the discount may increase.

The Fund may invest in the securities of other investment companies to the extent that such investments are consistent with the Fund’s investment objectives and permissible under the Investment Company Act. Under one provision of the Investment Company Act, the Fund may not acquire the securities of other investment companies if, as a result, (i) more than 10% of the Fund’s total assets would be invested in securities of other investment companies, (ii) such purchase would result in more than 3% of the total outstanding voting securities of any one investment company being held by the Fund or (iii) more than 5% of the Fund’s total assets would be invested in any one investment company. In some instances, the Fund may invest in an investment company in excess of these limits. For example, the Fund may invest in other registered investment companies, such as mutual funds, closed-end funds and ETFs, and in BDCs in excess of the statutory limits imposed by the Investment Company Act in reliance on Rule 12d1-4 under the Investment Company Act. These investments would be subject to the applicable conditions of Rule 12d1-4, which in part would affect or otherwise impose certain limits on the investments and operations of the underlying fund. Accordingly, if the Fund serves as an “underlying fund” to another investment company, the Fund’s ability to invest in other investment companies, private funds and other investment vehicles may be limited and, under these circumstances, the Fund’s investments in other investment companies, private funds and other investment vehicles will be consistent with applicable law and/or exemptive relief obtained from the SEC. The requirements of Rule 12d1-4 have been implemented by the Fund with respect to its fund of funds arrangements.

PRIVATE INVESTMENT FUNDS RISK. The Fund may invest in private investment funds that are not registered as investment companies. As a result, the Fund as an investor in these funds would not have the benefit of certain protections afforded to investors in registered investment companies. The Fund may not have the same amount of information about the identity, value, or performance of the private investment funds’ investments as such private investment funds’ managers. Investments in private investment funds generally will be illiquid and generally may not be transferred without the consent of the fund. The Fund may be unable to liquidate its investment in a private investment fund when desired (and may incur losses as a result) or may be required to sell such investment regardless of whether it desires to do so. Upon its withdrawal of all or a portion of its interest in a private investment fund, the Fund may receive securities that are illiquid or difficult to value. The Fund may not be able to withdraw from a private investment fund except at certain designated times, thereby limiting the ability of the Fund to withdraw assets from the private fund due to poor performance or other reasons. The fees paid by private investment funds to their advisers and general partners or managing members often are higher than those paid by registered funds and generally include a percentage of gains. The Fund will bear its proportionate share of the management fees and other expenses that are charged by a private investment fund in addition to the management fees and other expenses paid by the Fund. Certain private investment funds may be newly formed entities that have no operating histories or limited operating histories and the information the Fund will obtain about such investments may be limited. As such, the ability of the Investment Manager to evaluate past performance or to validate the investment strategies of such private investment will be limited. Moreover, even to the extent a private investment has a longer operating history, the past investment performance of any of the private investments should not be construed as an indication of the future results of such investments or the Fund, particularly as the investment professionals responsible for the performance of such investments may change over time. This risk is related to, and enhanced by, the risks created by the fact that the Investment Manager relies upon information provided to it by the issuer of the securities it receives or the managers of the Underlying Funds (as applicable) that is not, and cannot be, independently verified.

The valuation of the Fund’s investments in underlying private funds is ordinarily determined based upon valuations calculated by the Administrator (defined below), in accordance with valuation procedures approved by the Board and based on information provided by the underlying private funds or their respective administrators. Although the Investment Manager reviews the valuation procedures used by the managers to the underlying private funds, neither the Investment Manager nor the Administrator can confirm or review the accuracy of valuations provided by the underlying private funds or their administrators. An underlying private fund may face a conflict of interest in valuing such securities since their values will affect the manager’s compensation.

The managers of underlying private funds often have broad indemnification rights and limitations on liability. The Fund may also agree to indemnify certain of the underlying private funds and, subject to certain limitations imposed by the Investment Company Act and the Securities Act of 1933, as amended (the “Securities Act”), their underlying managers from any liability, damage, cost, or expense arising out of, among other things, certain acts or omissions relating to the offer or sale of the shares of underlying private funds.

The Fund will invest in underlying private funds that it believes will generally, and in the aggregate, be managed in a manner consistent with the Fund’s investment objective and strategy. The Investment Manager will not have any control over the underlying managers of the private funds, and thus, there can be no assurances that a manger will manage its private funds in a manner consistent with the Fund’s investment objective.

FOREIGN INVESTMENT RISK. Foreign securities may be issued and traded in foreign currencies. As a result, changes in exchange rates between foreign currencies may affect their values in U.S. dollar terms. For example, if the value of the U.S. dollar goes up, compared to a foreign currency, a loan payable in that foreign currency will go down in value because it will be worth fewer U.S. dollars. Among the factors that may affect currency values are trade balances, the level of short-term interest rates, differences in relative values of similar assets in different currencies, long-term opportunities for investment and capital appreciation, and political developments. The Fund may employ hedging techniques to minimize these risks, but the Fund can offer no assurance that the Fund will, in fact, hedge currency risk or, that if the Fund does, such strategies will be effective.

The political, economic, and social structure of some foreign countries may be less stable and more volatile than those in the United States. Investments in these countries may be subject to the risks of internal and external conflicts, currency devaluations, foreign ownership limitations and tax increases. A government may take over assets or operations of a company or impose restrictions on the exchange or export of currency or other assets. Some countries also may have different legal systems that may make it difficult for the Fund to vote proxies, exercise stockholder rights, and pursue legal remedies with respect to foreign investments. Diplomatic and political developments, including rapid and adverse political changes, social instability, regional conflicts, terrorism and war, could affect the economies, industries and securities and currency markets, and the value of the Fund’s investments, in non-U.S. countries. These factors are extremely difficult, if not impossible, to predict and to take into account with respect to the Fund’s investments in foreign securities. Brokerage commissions and other fees generally are higher for foreign securities. Government supervision and regulation of foreign stock exchanges, currency markets, trading systems and brokers may be less than in the United States. The procedures and rules governing foreign transactions and custody (holding of the Fund’s assets) may involve delays in payment, delivery or recovery of money or investments. Foreign companies may not be subject to the same disclosure, accounting, auditing and financial reporting standards and practices as U.S. companies, and some countries may lack uniform accounting and auditing standards. Thus, there may be less information publicly available about foreign companies than about most U.S. companies. Certain foreign securities may be less liquid (harder to sell) and more volatile than many U.S. securities. This means the Fund may at times be unable to sell foreign securities at favorable prices. Dividend and interest income from foreign securities may be subject to withholding taxes by the country in which the issuer is located, and the Fund may not be able to pass through to its Shareholders foreign tax credits or deductions with respect to these taxes.

EMERGING MARKETS SECURITIES RISK. The Fund may invest in foreign securities of issuers in so-called “emerging markets” (or less developed countries). Such investments are particularly speculative and entail all of the risks of investing in foreign securities but to a heightened degree. “Emerging market” countries generally include all countries in the following regions: Asia (excluding Japan), Eastern Europe, Middle East, Africa and Latin America, or such countries as reasonably determined by the Investment Manager from time to time. Securities of issuers in emerging and developing markets present risks not found in securities of issuers in more developed markets. Securities of issuers in emerging and developing markets may be more difficult to sell at acceptable prices and their prices may be more volatile than securities of issuers in more developed markets. Settlements of securities trades in emerging and developing markets may be subject to greater delays than in other markets so that the Fund might not receive the proceeds of a sale of a security on a timely basis. Emerging markets generally have less developed trading markets and exchanges and legal and accounting systems. In addition, emerging markets countries may have more or less government regulation and generally do not impose as extensive and frequent accounting, auditing, financial and other reporting requirements as the securities markets of more developed countries. As a result, there could be less information available about issuers in emerging market countries, which could negatively affect the Investment Manager’s ability to evaluate local companies or their potential impact on the Fund’s performance. Further, investments in securities of issuers located in certain emerging countries involve the risk of loss resulting from problems in share registration, settlement or custody, substantial economic, political and social disruptions and the imposition of exchange controls (including repatriation restrictions). The legal remedies for investors in emerging markets may be more limited than the remedies available in the U.S., and the ability of U.S. authorities (e.g., SEC and the U.S. Department of Justice) to bring actions against bad actors may be limited.

FOREIGN CURRENCY RISK. The Fund may engage in practices and strategies that will result in exposure to fluctuations in foreign exchange rates, in which case the Fund will be subject to foreign currency risk. The Shares are priced in U.S. dollars and the distributions paid by the Fund to Shareholders are paid in U.S. dollars. However, a portion of the Fund’s assets may be denominated directly in foreign (non-U.S.) currencies or in securities that trade in, and receive revenues in, foreign (non-U.S.) currencies, or in derivatives that provide exposure to foreign (non-U.S.) currencies, it will be subject to the risk that those currencies will decline in value relative to the U.S. dollar, or, in the case of hedging positions, that the U.S. dollar will decline in value relative to the currency being hedged.

Currency rates in foreign (non-U.S.) countries may fluctuate significantly over short periods of time for a number of reasons, including changes in interest rates, rates of inflation, balance of payments and governmental surpluses or deficits, intervention (or the failure to intervene) by U.S. or foreign (non-U.S.) governments, central banks or supranational entities such as the International Monetary Fund, or by the imposition of currency controls or other political developments in the United States or abroad. These fluctuations may have a significant adverse impact on the value of the Fund’s portfolio and/or the level of Fund distributions made to Shareholders. The Fund intends to hedge exposure to reduce the risk of loss due to fluctuations in currency exchange rates relative to the U.S. dollar. There is no assurance, however, that these strategies will be available or will be used by the Fund or, if used, that they will be successful. As a result, the Fund’s investments in foreign currency-denominated securities may reduce the returns of the Fund.

Currency risk may be particularly high to the extent that the Fund invests in foreign (non-U.S.) currencies or engages in foreign currency transactions that are economically tied to emerging market countries. These currency transactions may present market, credit, currency, liquidity, legal, political and other risks different from, or greater than, the risks of investing in developed foreign (non-U.S.) currencies or engaging in foreign currency transactions that are economically tied to developed foreign countries.

ILLIQUID PORTFOLIO OF INVESTMENTS. The Fund is expected to invest in securities that are subject to legal or other restrictions on transfer or for which no liquid market exists. The Fund may make investments that may become less liquid in response to market developments or geopolitical events such as sanctions, trading halts or wars, or adverse investor perceptions. The market prices, if any, for restricted and illiquid securities may be volatile and the Fund may not be able to sell them when the Investment Manager desires to do so or to realize what the Investment Manager perceives to be their fair value in the event of a sale. The sale of such securities often requires more time and results in higher brokerage charges or dealer discounts and other selling expenses than does the sale of securities eligible for trading on national securities exchanges or in the over the counter markets. Restricted securities may sell at prices that are lower than similar securities that are not subject to restrictions on resale.

Investors acquiring direct loans hoping to recoup their entire principal must generally hold their loans through maturity. Direct loans may not be registered under the Securities Act and are not listed on any securities exchange. Accordingly, those loan investments may not be transferred unless they are first registered under the Securities Act and all applicable state or foreign securities laws or the transfer qualifies for an exemption from such registration. A reliable secondary market has yet to develop, nor may one ever develop for direct loans and, as such, these investments should be considered illiquid. Until an active secondary market develops, the Fund intends to primarily hold its direct loans until maturity. The Fund may not be able to sell any of its direct loans even under circumstances when the Investment Manager believes it would be in the best interests of the Fund to sell such investments. In such circumstances, the overall returns to the Fund from its direct loans may be adversely affected. Moreover, certain direct loans may be subject to certain additional significant restrictions on transferability. Although the Fund may attempt to increase its liquidity by borrowing from a bank or other institution, its assets may not readily be accepted as collateral for such borrowing.

CONVERTIBLE SECURITIES. The Fund may invest in convertible securities. Convertible securities are hybrid securities that have characteristics of both bonds and common stocks and are subject to risks associated with both debt securities and equity securities. Convertible securities are similar to fixed-income securities because they usually pay a fixed interest rate (or dividend) and are obligated to repay principal on a given date in the future. The market value of fixed-income and preferred securities tends to decline as interest rates increase and tends to increase as interest rates decline. Convertible securities have characteristics of a fixed-income security and are particularly sensitive to changes in interest rates when their conversion value is lower than the value of the bond or preferred share. Fixed income and preferred securities also are subject to credit risk, which is the risk that an issuer of a security may not be able to make principal and interest or dividend payments on the security as they become due. In addition, the Fund may invest in fixed-income and preferred securities rated less than investment grade that are sometimes referred to as high yield. These securities are speculative investments that carry greater risks and are more susceptible to real or perceived adverse economic and competitive industry conditions than higher quality securities. Fixed income and preferred securities also may be subject to prepayment or redemption risk. If a convertible security held by the Fund is called for redemption, the Fund will be required to surrender the security for redemption, convert it into the issuing company’s common stock or cash or sell it to a third party at a time that may be unfavorable to the Fund. Such securities also may be subject to resale restrictions. The lack of a liquid market for these securities could decrease the Fund’s share price. Convertible securities with a conversion value that is the same as the value of the bond or preferred share have characteristics similar to common stocks. The price of equity securities may rise or fall because of economic or political changes. Stock prices in general may decline over short or even extended periods of time. Market prices of equity securities in broad market segments may be adversely affected by a prominent issuer having experienced losses or by the lack of earnings or such an issuer’s failure to meet the market’s expectations with respect to new products or services, or even by factors wholly unrelated to the value or condition of the issuer, such as changes in interest rates.

SECOND LIEN AND SUBORDINATED LOANS. The Fund may invest in secured subordinated loans, including second and lower lien loans. Second lien loans are generally second in line in terms of repayment priority. A second lien loan may have a claim on the same collateral pool as the first lien or it may be secured by a separate set of assets. Second lien loans generally give investors priority over general unsecured creditors in the event of an asset sale. The priority of the collateral claims of third or lower lien loans ranks below holders of second lien loans and so on. Such junior loans are subject to the same general risks inherent to any loan investment, including credit risk, market and liquidity risk, and interest rate risk. Due to their lower place in the borrower’s capital structure and possible unsecured or partially secured status, such loans involve a higher degree of overall risk than senior loans of the same borrower. In addition, the rights the Fund may have with respect to the collateral securing the loans the Fund makes to borrowers with senior debt outstanding may also be limited pursuant to the terms of one or more intercreditor agreements that the Fund may enter into with the holders of such senior debt. Under a typical intercreditor agreement, at any time that obligations that have the benefit of the first priority liens are outstanding, any of the following actions that may be taken in respect of the collateral will be at the direction of the holders of the obligations secured by the first priority liens: (i) the ability to cause the commencement of enforcement proceedings against the collateral; (ii) the ability to control the conduct of such proceedings; (iii) the approval of amendments to collateral documents; (iv) releases of liens on the collateral; and (v) waivers of past defaults under collateral documents. The Fund may not have the ability to control or direct such actions, even if the Fund’s rights are adversely affected.

UNSECURED LOANS. The Fund may make unsecured loans to borrowers, meaning that such loans will not benefit from any interest in collateral of such borrowers. Liens on such a borrower’s collateral, if any, will secure the borrower’s obligations under its outstanding secured debt and may secure certain future debt that is permitted to be incurred by the borrower under its secured loan agreements. The holders of obligations secured by such liens will generally control the liquidation of, and be entitled to receive proceeds from, any realization of such collateral to repay their obligations in full before the Fund. In addition, the value of such collateral in the event of liquidation will depend on market and economic conditions, the availability of buyers and other factors. There can be no assurance that the proceeds, if any, from sales of such collateral would be sufficient to satisfy the Fund’s unsecured loan obligations after payment in full of all secured loan obligations. If such proceeds were not sufficient to repay the outstanding secured loan obligations, then the Fund’s unsecured claims generally would rank equally with the unpaid portion of such secured creditors’ claims against the borrower’s remaining assets, if any.

PIK INTEREST. To the extent that the Fund invests in loans with a payment in kind (“PIK”) interest component and the accretion of PIK interest constitutes a portion of the Fund’s income, the Fund will be exposed to risks associated with the requirement to include such non-cash income in taxable and accounting income prior to receipt of cash, including the following: (i) loans with a PIK interest component may have higher interest rates that reflect the payment deferral and increased credit risk associated with these instruments, and PIK instruments generally represent a significantly higher credit risk than coupon loans; (ii) loans with a PIK interest component may have unreliable valuations because their continuing accruals require continuing judgments about the collectability of the deferred payments and the value of any associated collateral; (iii) the deferral of PIK interest increases the loan-to-value ratio, which is a fundamental measure of loan risk; and (iv) even if the accounting conditions for PIK interest accrual are met, the borrower could still default when the borrower’s actual payment is due at the maturity of the loan.

DIRECT LENDING RISK. To the extent the Fund is the sole lender in privately offered debt, it may be solely responsible for the expense of servicing that debt, including, if necessary, taking legal actions to foreclose on any security instrument securing the debt (e.g., the mortgage or, in the case of a mezzanine loan, the pledge). This may increase the risk and expense to the Fund compared to syndicated or publicly offered debt.

“COVENANT-LITE” LOANS RISK. Although many of the Fund’s loan investments are expected to include both incurrence and maintenance-based covenants, there may be instances in which the Fund invests in covenant-lite loans, which means the obligation contains fewer maintenance covenants than other obligations, or no maintenance covenants, and may not include terms which allow the lender to monitor the performance of the borrower and declare a default if certain criteria are breached. An investment by the Fund in a covenant-lite loan may potentially hinder the ability to reprice credit risk associated with the issuer and reduce the ability to restructure a problematic loan and mitigate potential loss. As a result, the Fund’s exposure to losses may be increased, which could result in an adverse impact on the Fund’s revenues, net income and NAV.

LENDER LIABILITY CONSIDERATIONS AND EQUITABLE SUBORDINATION. A number of U.S. judicial decisions have upheld judgments obtained by borrowers against lending institutions on the basis of various evolving legal theories, collectively termed “lender liability.” Generally, lender liability is founded on the premise that a lender has violated a duty (whether implied or contractual) of good faith, commercial reasonableness and fair dealing, or a similar duty owed to the borrower or has assumed an excessive degree of control over the borrower resulting in the creation of a fiduciary duty owed to the borrower or its other creditors or shareholders. Because of the nature of its investments, the Fund may be subject to allegations of lender liability.

In addition, under common law principles that in some cases form the basis for lender liability claims, if a lender or bondholder (a) intentionally takes an action that results in the undercapitalization of a borrower to the detriment of other creditors of such borrower, (b) engages in other inequitable conduct to the detriment of such other creditors, (c) engages in fraud with respect to, or makes misrepresentations to, such other creditors or (d) uses its influence as a stockholder to dominate or control a borrower to the detriment of other creditors of such borrower, a court may elect to subordinate the claim of the offending lender or bondholder to the claims of the disadvantaged creditor or creditors, a remedy called “equitable subordination.”

Because affiliates of, or persons related to, the Investment Manager may hold equity or other interests in obligors of the Fund, the Fund could be exposed to claims for equitable subordination or lender liability or both based on such equity or other holdings.

BANK LOANS. The Fund may invest in loans originated by banks and other financial institutions. The loans invested in by the Fund may include term loans and revolving loans, may pay interest at a fixed or floating rate and may be senior or subordinated. Special risks associated with investments in bank loans and participations include (i) the possible invalidation of an investment transaction as a fraudulent conveyance under relevant creditors’ rights laws, (ii) so-called lender-liability claims by the issuer of the obligations, (iii) environmental liabilities that may arise with respect to collateral securing the obligations, (iv) the risk that bank loans may not be securities and therefore may not have the protections afforded by the federal securities laws, and (v) limitations on the ability of the Fund to directly enforce its rights with respect to participations. Successful claims in respect of such matters may reduce the cash flow and/or market value of the investment. In addition, the bank loan market may face illiquidity and volatility. There can be no assurance that future levels of supply and demand in bank loan trading will provide an adequate degree of liquidity, or the market will not experience periods of significant illiquidity in the future.

In addition to the special risks generally associated with investments in bank loans described above, the Fund’s investments in second-lien and unsecured bank loans will entail additional risks, including (i) the subordination of the Fund’s claims to a senior lien in terms of the coverage and recovery from the collateral and (ii) with respect to second-lien loans, the prohibition of or limitation on the right to foreclose on a second-lien or exercise other rights as a second-lien holder, and with respect to unsecured loans, the absence of any collateral on which the Fund may foreclose to satisfy its claim in whole or in part. In certain cases, therefore, no recovery may be available from a defaulted second-lien or unsecured loan. The Fund’s investments in bank loans of below investment grade companies also entail specific risks associated with investments in non-investment grade securities.

LOAN PARTICIPATIONS AND ASSIGNMENTS. The Fund may acquire interests in loans either directly (by way of sale or assignment) or indirectly (by way of participation). The purchaser of an assignment typically succeeds to all the rights and obligations of the assigning institution and becomes a lender under the credit agreement with respect to the debt obligation; however, its rights can be more restricted than those of the assigning institution. Participation interests in a portion of a debt obligation typically result in a contractual relationship only with the institution participating out the interest, not with the borrower. In purchasing participations, the Fund generally will have no right to enforce compliance by the borrower with the terms of the loan agreement, nor any rights of set-off against the borrower, and the Fund may not directly benefit from the collateral supporting the debt obligation in which it has purchased the participation. As a result, the Fund will assume the credit risk of both the borrower and the institution selling the participation. A selling institution voting in connection with a potential waiver of a default by a borrower may have interests different from those of the Fund, and the selling institution might not consider the interests of the Fund in connection with its vote. Notwithstanding the foregoing, many participation agreements with respect to loans provide that the selling institution may not vote in favor of any amendment, modification or waiver that forgives principal, interest or fees, reduces principal, interest or fees that are payable, postpones any payment of principal (whether a scheduled payment or a mandatory prepayment), interest or fees or releases any material guarantee or collateral without the consent of the participant (at least to the extent the participant would be affected by any such amendment, modification or waiver). In addition, many participation agreements with respect to loans that provide voting rights to the participant further provide that if the participant does not vote in favor of amendments, modifications or waivers, the selling institution may repurchase such participation at par.

NON-PERFORMING LOANS. The Fund may invest in non-performing and sub-performing loans which often involve workout negotiations, restructuring and the possibility of foreclosure. These processes are often lengthy and expensive. In addition, the Fund’s investments may include securities and debt obligations of financially distressed issuers, including companies involved in bankruptcy or other reorganization and liquidation proceedings. As a result, the Fund’s investments may be subject to additional bankruptcy related risks and returns on such investments may not be realized for a considerable period of time.

ASSET-BACKED SECURITIES RISK. Asset-backed securities often involve risks that are different from or more acute than risks associated with other types of debt instruments. For instance, asset-backed securities may be particularly sensitive to changes in prevailing interest rates. In addition, the underlying assets are subject to prepayments that shorten the securities’ weighted average maturity and may lower their return. Asset-backed securities are also subject to risks associated with their structure and the nature of the assets underlying the security and the servicing of those assets. Payment of interest and repayment of principal on asset-backed securities is largely dependent upon the cash flows generated by the assets backing the securities and, in certain cases, supported by letters of credit, surety bonds or other credit enhancements. The values of asset-backed securities may be substantially dependent on the servicing of the underlying asset pools and are therefore subject to risks associated with the negligence by, or defalcation of, their servicers. Furthermore, debtors may be entitled to the protection of a number of state and federal consumer credit laws with respect to the assets underlying these securities, which may give the debtor the right to avoid or reduce payment. In addition, due to their often complicated structures, various asset-backed securities may be difficult to value and may constitute illiquid investments. If many borrowers on the underlying loans default, losses could exceed the credit enhancement level and result in losses to investors in asset-backed securities.

An investment in subordinated (residual) classes of asset-backed securities is typically considered to be an illiquid and highly speculative investment, as losses on the underlying assets are first absorbed by the subordinated classes. The risks associated with an investment in such subordinated classes of asset-backed securities include credit risk, regulatory risk pertaining to the Fund’s ability to collect on such securities and liquidity risk.

COLLATERALIZED LOAN OBLIGATIONS (“CLOs”) AND COLLATERALIZED DEBT OBLIGATIONS (“CDOs”). The Fund may invest in CLOs and CDOs. CLOs and CDOs are created by the grouping of certain private loans and other lender assets/collateral into pools. A sponsoring organization establishes a special purpose vehicle (“SPV”) to hold the assets/collateral and issue securities. Interests in these pools are sold as individual securities. Payments of principal and interest are passed through to investors and are typically supported by some form of credit enhancement, such as a letter of credit, surety bond, limited guaranty or senior/subordination. Payments from the asset pools may be divided into several different tranches of debt securities, offering investors various maturity and credit risk characteristics. Some tranches entitled to receive regular installments of principal and interest, other tranches entitled to receive regular installments of interest, with principal payable at maturity or upon specified call dates, and other tranches only entitled to receive payments of principal and accrued interest at maturity or upon specified call dates. Different tranches of securities will bear different interest rates, which may be fixed or floating.

Investors in CLOs and CDOs bear the credit risk of the assets/collateral. Tranches are categorized as senior, mezzanine, and subordinated/equity, according to their degree of credit risk. If there are defaults or the CDO’s collateral otherwise underperforms, scheduled payments to senior tranches take precedence over those of mezzanine tranches, and scheduled payments to mezzanine tranches take precedence over those to subordinated/equity tranches. Senior and mezzanine tranches are typically rated, with the former receiving S&P Global Ratings (“S&P”) ratings of A to AAA and the latter receiving ratings of B to BBB. The ratings reflect both the credit quality of underlying collateral as well as how much protection a given tranche is afforded by tranches that are subordinate to it.

Because the loans held in the pool often may be prepaid without penalty or premium, CLOs and CDOs can be subject to higher prepayment risks than most other types of debt instruments. Prepayments may result in a capital loss to the Fund to the extent that the prepaid securities purchased at a market discount from their stated principal amount will accelerate the recognition of interest income by the Fund, which would be taxed as ordinary income when distributed to the Shareholders. The credit characteristics of CLOs and CDOs also differ in a number of respects from those of traditional debt securities. The credit quality of most CLOs and CDOs depends primarily upon the credit quality of the assets/collateral underlying such securities, how well the entity issuing the securities is insulated from the credit risk of the originator or any other affiliated entities, and the amount and quality of any credit enhancement to such securities.

CLOs and CDOs are typically privately offered and sold, and thus, are not registered under the securities laws, which means less information about the security may be available as compared to publicly offered securities and only certain institutions may buy and sell them. As a result, investments in CLOs and CDOs may be characterized by the Fund as illiquid securities. An active dealer market may exist for CLOs and CDOs that can be resold in Rule 144A transactions, but there can be no assurance that such a market will exist or will be active enough for the Fund to sell such securities.

In addition to the typical risks associated with fixed-income securities and asset-backed securities, CLOs and CDOs carry other risks including, but not limited to: (i) the possibility that distributions from collateral securities will not be adequate to make interest or other payments; (ii) the risk that the collateral may default, decline in value or quality, or be downgraded by a rating agency; (iii) the Fund may invest in tranches of CLOs and CDOs that are subordinate to other tranches, diminishing the likelihood of payment; (iv) the structure and complexity of the transaction and the legal documents could lead to disputes with the issuer or unexpected investment results; (v) risk of forced “fire sale” liquidation due to technical defaults such as coverage test failures; and (vi) the manager of the CLO or CDO may perform poorly.

STRUCTURED PRODUCTS. The CLOs and other CDOs in which the Fund may invest are structured products. Holders of structured products bear risks of the underlying assets and are subject to counterparty risk.

The Fund may have the right to receive payments only from the structured product and generally does not have direct rights against the issuer or the entity that sold the assets to be securitized. While certain structured products enable the investor to acquire interests in a pool of securities without the brokerage and other expenses associated with directly holding the same securities, investors in structured products generally pay their share of the structured product’s administrative and other expenses. Although it is difficult to predict whether the prices of assets underlying structured products will rise or fall, these prices (and, therefore, the prices of structured products) will be influenced by the same types of political and economic events that affect issuers of securities and capital markets generally. If the issuer of a structured product uses shorter-term financing to purchase longer-term securities, the issuer may be forced to sell its securities at below-market prices if it experiences difficulty in obtaining short-term financing, which may adversely affect the value of the structured products owned by the Fund.

Certain structured products may be thinly traded or have a limited trading market. CLOs, CDOs and credit-linked notes are typically privately offered and sold. As a result, investments in structured products may be characterized by the Fund as illiquid securities. In addition to the general risks associated with fixed-income securities, structured products carry additional risks, including, but not limited to: (i) the possibility that distributions from collateral securities will not be adequate to make interest or other payments; (ii) the quality of the collateral may decline in value or default; (iii) the possibility that the investments in structured products are subordinate to other classes or tranches thereof; (iv) the complex structure of the security may not be fully understood at the time of investment and may produce disputes with the issuer or unexpected investment results; (v) a forced “fire sale” liquidation may occur due to technical defaults such as coverage test failures and (vi) the manager of the CLO or CDO may perform poorly.

WAREHOUSE INVESTMENT RISK. The Fund may invest in “Warehouses,” which are financing structures created prior to and in anticipation of CLO or CDO closings and issuing securities and are intended to aggregate direct loans, corporate loans and/or other debt obligations that may be used to form the basis of CLO or CDO vehicles. To finance the acquisition of a Warehouse’s assets, a financing facility (a “Warehouse Facility”) is often opened by (i) the entity or affiliates of the entity that will become the collateral manager of the CLO or CDO upon its closing and/or (ii) third-party investors that may or may not invest in the CLO or CDO. The period from the date that a Warehouse is opened and asset accumulation begins to the date that the CLO or CDO closes is commonly referred to as the “warehousing period.” In practice, investments in Warehouses (“Warehouse Investments”) are structured in a variety of legal forms, including subscriptions for equity interests or subordinated debt investments in SPVs that obtain a Warehouse Facility secured by the assets acquired in anticipation of a CLO or CDO closing.

A Warehouse Investment generally bears the risk that (i) the warehoused assets (typically senior secured corporate loans) will drop in value during the warehousing period, (ii) certain of the warehoused assets default or for another reason are not permitted to be included in a CLO or CDO and a loss is incurred upon their disposition, and (iii) the anticipated CLO or CDO is delayed past the maturity date of the related Warehouse Facility or does not close at all, and, in either case, losses are incurred upon disposition of all of the warehoused assets. In the case of (iii), a particular CLO or CDO may not close for many reasons, including as a result of a market-wide material adverse change, a manager-related material adverse change or the discretion of the manager or the underwriter.

There can be no assurance that a CLO or CDO related to Warehouse Investments will be consummated. In the event a planned CLO or CDO is not consummated, investors in a Warehouse (which may include the Fund) may be responsible for either holding or disposing of the warehoused assets. Because leverage is typically used in Warehouses, the potential risk of loss may be increased for the owners of Warehouse Investments. This could expose the Fund to losses, including in some cases a complete loss of all capital invested in a Warehouse Investment.

The Fund may be an investor in Warehouse Investments and in CLOs or CDOs that acquire warehoused assets, including from Warehouses in which the Fund has directly or indirectly invested. This involves certain conflicts and risks. Because the Fund would hold a direct interest in the warehoused assets and an interest through its investment in the CDO/CLO, there is a potential for the Fund to have exposure to the same portfolio company through two structures with interests that do not completely align. In such cases, the Investment Manager would make any investment management decisions with respect to such investments in a manner that it believes is in the Fund’s best interests overall.

The Warehouse Investments represent leveraged investments in the underlying assets of a Warehouse. Therefore, the value of a Warehouse Investment is often affected by, among other things, (i) changes in the market value of the underlying assets of the Warehouse; (ii) distributions, defaults, recoveries, capital gains, capital losses and prepayments on the underlying assets of the Warehouse; and (iii) the prices, interest rates and availability of eligible assets for reinvestment. Due to the leveraged nature of a Warehouse Investment, a significant portion (and in some circumstances all) of the Warehouse Investments made by the Fund may not be repaid.

MUNICIPAL OBLIGATIONS RISK. The Fund (or Underlying Fund) may invest in municipal bonds. Municipal bonds are debt obligations issued by the states, possessions, or territories of the United States (including the District of Columbia) or a political subdivision, public instrumentality, agency, public authority or other governmental unit of such states, possessions, or territories (e.g., counties, cities, towns, villages, districts and authorities). Certain of the municipal obligations in which the Fund (or Underlying Funds) may invest, present their own distinct risks. These risks may depend, among other things, on the financial situation of the government issuer, or in the case of industrial development bonds and similar securities, on that of the entity supplying the revenues that are intended to repay the obligations. It is also possible that, as a result of litigation or other conditions, the power or ability of issuers or those other entities to meet their obligations for the repayment of principal and payment of interest may be materially and adversely affected. States, possessions, territories and municipalities may issue municipal bonds to raise funds for various public purposes such as airports, housing, hospitals, mass transportation, schools, water and sewer works, gas, and electric utilities. They may also issue municipal bonds to refund outstanding obligations and to meet general operating expenses. Municipal bonds may be general obligation bonds or revenue bonds. General obligation bonds are secured by the issuer’s pledge of its full faith, credit and taxing power for the payment of principal and interest. Revenue bonds are payable from revenues derived from particular facilities, from the proceeds of a special excise tax or from other specific revenue sources. They are not usually payable from the general taxing power of a municipality. In addition, certain types of “private activity” bonds may be issued by public authorities to obtain funding for privately operated facilities, such as housing and pollution control facilities, for industrial facilities and for water supply, gas, electricity and waste disposal facilities. Other types of private activity bonds are used to finance the construction, repair or improvement of, or to obtain equipment for, privately operated industrial or commercial facilities. Current federal tax laws place substantial limitations on the size of certain of such issues. In certain cases, the interest on a private activity bond may not be exempt from federal income tax or the alternative minimum tax.

PRIVATE COMPANY RISK. Investment in private companies involves a number of significant risks. Generally, little public information exists about these companies, and the Fund (or Underlying Fund) is required to rely on the ability of the investment adviser’s investment professionals to obtain adequate information to evaluate the potential returns from investing in these companies. If the Investment Manager is unable to uncover all material information about these companies, it may not be able to make a fully informed investment decision and may lose money on its investments. Private companies may have limited financial resources and may be unable to meet their obligations under their debt securities that the Fund (or Underlying Fund) holds, which may be accompanied by a deterioration in the value of any collateral and a reduction in the likelihood of the Fund (or Underlying Fund) realizing any guarantees it may have obtained in connection with its investment. In addition, they typically have shorter operating histories, narrower product lines and smaller market shares than larger businesses, which tend to render them more vulnerable to competitors’ actions and market conditions, as well as general economic downturns. These companies generally have less predictable operating results, may from time to time be parties to litigation, may be engaged in rapidly changing businesses with products subject to a substantial risk of obsolescence and may require substantial additional capital to support their operations, finance expansion or maintain their competitive position. These companies may have difficulty accessing the capital markets to meet future capital needs, which may limit their ability to grow or to repay their outstanding indebtedness upon maturity. In addition, investments in private companies may be structured as pay-in-kind securities with minimal or no cash interest or dividends until the company meets certain growth and liquidity objectives.

SMALL AND MIDDLE-MARKET COMPANIES. Investment in private and small or middle-market companies involves a number of significant risks. Generally, little public information exists about these companies, and the Fund will rely on the ability of the Investment Manager to obtain adequate information to evaluate the potential returns from investing in these companies. If the Investment Manager is unable to uncover all material information about these companies, it may not make a fully informed investment decision, and the Fund may lose money on its investments. Small and middle-market companies may have limited financial resources and may be unable to meet their obligations under their loans and debt securities that the Fund holds, which may be accompanied by a deterioration in the value of any collateral and a reduction in the likelihood of the Fund realizing any guarantees it may have obtained in connection with its investment. In addition, such companies typically have shorter operating histories, narrower product lines and smaller market shares than larger businesses, which tend to render them more vulnerable to competitors’ actions and market conditions, as well as general economic downturns. Additionally, small and middle-market companies are more likely to depend on the management talents and efforts of a small group of persons. Therefore, the death, disability, resignation or termination of one or more of these persons could have a material adverse impact on one or more of the portfolio companies in which the Fund invests. Small and middle-market companies also may be parties to litigation and may be engaged in rapidly changing businesses with products subject to a substantial risk of obsolescence.

DERIVATIVE INSTRUMENTS. The Fund may use options, swaps, futures contracts, forward agreements and reverse repurchase agreements. The Fund’s derivative investments have risks, including the imperfect correlation between the value of such instruments and the underlying asset, rate or index, which creates the possibility that the loss on such instruments may be greater than the gain in the value of the underlying asset, rate or index; the loss of principal; the possible default of the other party to the transaction; and illiquidity of the derivative investments. If a counterparty becomes bankrupt or otherwise fails to perform its obligations under a derivative contract due to financial difficulties, the Fund may experience significant delays in obtaining any recovery under the derivative contract in a bankruptcy or other reorganization proceeding or may not recover at all. In addition, in the event of the insolvency of a counterparty to a derivative transaction, the derivative contract would typically be terminated at its fair market value. If the Fund is owed this fair market value in the termination of the derivative contract and its claim is unsecured, the Fund will be treated as a general creditor of such counterparty and will not have any claim with respect to the underlying security. Certain of the derivative investments in which the Fund may invest may, in certain circumstances, give rise to a form of financial leverage, which may magnify the risk of owning such instruments. The ability to successfully use derivative investments depends on the ability of the Investment Manager to predict pertinent market movements, which cannot be assured. In addition, amounts paid by the Fund as premiums and cash or other assets held in margin accounts with respect to the Fund’s derivative investments would not be available to the Fund for other investment purposes, which may result in lost opportunities for gain. The use of derivatives is also subject to operational and legal risks. Operational risks generally refer to risks related to potential operational issues, including documentation issues, settlement issues, system failures, inadequate controls, and human error. Legal risks generally refer to risks of loss resulting from insufficient documentation, insufficient capacity or authority of a counterparty, or legality or enforceability of a contract.

●	Foreign Currency Forwards. Forward foreign currency contracts do not eliminate fluctuations in the value of non-U.S. securities but rather allow the Fund to establish a fixed rate of exchange for a future point in time. This strategy can have the effect of reducing returns and minimizing opportunities for gain. In order to execute such an agreement, the Fund would contract with a foreign or domestic bank, or foreign or domestic securities dealer, to make or take future delivery of a specified amount of a particular currency. There are no limitations on daily price moves in such forward contracts, and banks and dealers are not required to continue to make markets in such contracts. There have been periods during which certain banks or dealers have refused to quote prices for such forward contracts or have quoted prices with an unusually wide spread between the price at which the bank or dealer is prepared to buy and that at which it is prepared to sell. Governmental imposition of credit controls might limit any such forward contract trading. With respect to its trading of forward contracts, if any, the Fund will be subject to the risk of bank or dealer failure and the inability of, or refusal by, a bank or dealer to perform with respect to such contracts. Any such default would deprive the Fund of any profit potential or force the Fund to cover its commitments for resale, if any, at the then market price and could result in a loss to the Fund.

●	Reverse Repurchase Agreements. Reverse repurchase agreements involve the risk that the buyer of the securities sold by the Fund might be unable to deliver them when the Fund seeks to repurchase. In the event that the buyer of securities under a reverse repurchase agreement files for bankruptcy or becomes insolvent, the buyer, trustee or receiver may receive an extension of time to determine whether to enforce the Fund’s obligation to repurchase the securities, and the Fund’s use of the proceeds of the reverse repurchase agreement may effectively be restricted pending such decision.

●	Futures. A futures contract is a standardized agreement to buy or sell a specific quantity of an underlying instrument at a specific price at a specific future time. The value of a futures contract tends to increase and decrease in tandem with the value of the underlying instrument. Depending on the terms of the particular contract, futures contracts are settled through either physical delivery of the underlying instrument on the settlement date or by payment of a cash settlement amount on the settlement date. A decision as to whether, when and how to use futures involves the exercise of skill and judgment, and even a well-conceived futures transaction may be unsuccessful because of market behavior or unexpected events. In addition to the derivatives risks discussed above, the prices of futures can be highly volatile, using futures can lower total return, and the potential loss from futures can exceed the Fund’s initial investment in such contracts.

●	Options. If the Fund buys an option, it buys a legal contract giving it the right to buy or sell a specific amount of the underlying instrument or futures contract on the underlying instrument at an agreed-upon price typically in exchange for a premium paid by the Fund. If the Fund sells an option, it sells to another person the right to buy from or sell to the Fund a specific amount of the underlying instrument or futures contract on the underlying instrument at an agreed-upon price typically in exchange for a premium received by the Fund. A decision as to whether, when and how to use options involves the exercise of skill and judgment, and even a well-conceived option transaction may be unsuccessful because of market behavior or unexpected events. The prices of options can be highly volatile, and the use of options can lower total returns.

●	Swaps. A swap contract is an agreement between two parties pursuant to which the parties exchange payments at specified dates on the basis of a specified notional amount, with the payments calculated by reference to specified securities, indexes, reference rates, currencies or other instruments. Most swap agreements provide that when the period payment dates for both parties are the same, the payments are made on a net basis (i.e., the two payment streams are netted out, with only the net amount paid by one party to the other). The Fund’s obligations or rights under a swap contract entered into on a net basis will generally be equal only to the net amount to be paid or received under the agreement, based on the relative values of the positions held by each counterparty. Swap agreements are particularly subject to counterparty credit, liquidity, valuation, correlation and leverage risk. Certain standardized swaps are now subject to mandatory central clearing requirements, and others are now required to be exchange-traded. While central clearing and exchange-trading are intended to reduce counterparty and liquidity risk, they do not make swap transactions risk-free. Swaps could result in losses if interest rate or foreign currency exchange rates or credit quality changes are not correctly anticipated by the Fund or if the reference index, security or investments do not perform as expected. The Fund’s use of swaps may include those based on the credit of an underlying security, commonly referred to as “credit default swaps.” Where the Fund is the buyer of a credit default swap contract, it would be entitled to receive the par (or other agreed-upon) value of a referenced debt obligation from the counterparty to the contract only in the event of a default or similar event by a third party on the debt obligation. If no default occurs, the Fund would have paid to the counterparty a periodic stream of payments over the term of the contract and received no benefit from the contract. When the Fund is the seller of a credit default swap contract, it receives the stream of payments but is obligated to pay an amount equal to the par (or other agreed-upon) value of a referenced debt obligation upon the default or similar event of that obligation. The use of credit default swaps can result in losses if the Fund’s assumptions regarding the creditworthiness of the underlying obligation prove to be incorrect. The Fund may also invest in a “total return swap” where the Fund pays the counterparty a floating short-term interest rate and receives in exchange the total return of underlying reference assets. The Fund bears the risk of changes in value in the underlying reference assets. Interest rate swaps involve the exchange by the Fund with another party of their respective commitments to pay or receive interest, such as an exchange of fixed-rate payments for floating rate payments.

RESTRICTIONS ON THE USE OF DERIVATIVES AND OTHER TRANSACTIONS. Rule 18f-4 under the Investment Company Act permits the Fund to enter into certain derivatives and other transactions notwithstanding the restrictions on the issuance of “senior securities” under Section 18 of the Investment Company Act. Section 18 of the Investment Company Act, among other things, prohibits closed-end funds, including the Fund, from issuing or selling any “senior security” representing indebtedness, unless the fund maintains 300% “asset coverage,” or any senior security representing stock, unless the fund maintains 200% “asset coverage”.

Rule 18f-4 imposes limits on the amount of derivatives and other transactions a fund can enter into, eliminates the asset segregation framework that had been used by funds to comply with Section 18 of the Investment Company Act, and requires funds whose use of derivatives is more than a limited specified exposure to establish and maintain a comprehensive derivatives risk management program and appoint a derivatives risk manager. The Fund intends to treat any reverse repurchase agreement as a derivative transaction pursuant to Rule 18f-4 and in accordance with such Rule, the Fund has adopted and implemented a comprehensive written derivatives risk management program and is subject to an absolute value-at-risk test. The Fund’s value-at-risk may not exceed 20% of the Fund’s net assets (25% if the Fund has issued preferred stock). The derivatives risk management program is administered by a “derivatives risk manager,” who has been appointed by the Board, including a majority of the Trustees who are not “interested persons” (as defined in the Investment Company Act), and periodically reviews the derivatives risk management program and reports to the Board on a quarterly basis. Subject to certain conditions, “limited derivatives users” (as defined in Rule 18f-4), however, are not subject to the full requirements of Rule 18f-4 and the Fund could, in the future, determine to seek to qualify as a limited derivatives user by limiting its “derivatives exposure” to 10% of its net assets (as calculated in accordance with Rule 18f-4).

GOVERNMENT BOND RISK. Investments in government bonds, including sovereign, quasi-sovereign, and supranational bonds, involve special risks that are not present in corporate bonds. The governmental authority or government entity that controls the repayment of the bond may be unable or unwilling to make interest payments and/or repay the principal on its debt or to otherwise honor its obligations. If an issuer of government bonds defaults on payments of principal and/or interest, the Fund may have limited recourse against the issuer. In the past, certain governments of emerging market countries have declared themselves unable to meet their financial obligations on a timely basis, which has resulted in losses for holders of government bonds. In addition, supranational entities have no taxing authority and are dependent on their members for payments of interest and principal. If one or more members of a supranational entity fails to make necessary contributions, the entity may be unable to pay interest or repay principal on its debt securities. Political changes in principal donor nations may unexpectedly disrupt the finances of supranational entities.

ADDITIONAL RISKS OF THE FUND

CONTINGENT CONVERTIBLE SECURITIES RISK. “CoCos,” sometimes referred to as contingent convertible securities, are debt or preferred securities with loss absorption characteristics built into the terms of the security for the benefit of the issuer, for example, an automatic write-down of principal or a mandatory conversion into common stock of the issuer under certain circumstances, such as the issuer’s capital ratio falling below a certain level. CoCos may be subject to an automatic write-down (i.e., the automatic write-down of the principal amount or value of the securities, potentially to zero, and the cancellation of the securities) under certain circumstances, which could result in the Fund losing a portion or all of its investment in such securities. In addition, the Fund may not have any rights with respect to repayment of the principal amount of the securities that has not become due or the payment of interest or dividends on such securities for any period from (and including) the interest or dividend payment date falling immediately prior to the occurrence of such automatic write-down. An automatic write-down could also result in a reduced income rate if the dividend or interest payment is based on the security’s par value. If a CoCo provides for mandatory conversion of the security into common shares of the issuer under certain circumstances, such as an adverse event, the Fund could experience a reduced income rate, potentially to zero, as a result of the issuer’s common shares not paying a dividend. In addition, a conversion event would likely be the result of or related to the deterioration of the issuer’s financial condition (e.g., a decrease in the issuer’s capital ratio) and status as a going concern, so the market price of the issuer’s common shares received by the Fund may have declined, perhaps substantially, and may continue to decline, which may adversely affect the Fund’s NAV. Further, the issuer’s common shares would be subordinate to the issuer’s other security classes and therefore worsen the Fund’s standing in a bankruptcy proceeding. In addition, most CoCos are considered to be “high yield” or “junk” securities and are therefore subject to the risks of investment in below investment grade securities.

It will often be difficult to predict when, if at all, an automatic write-down or conversion event will occur. Accordingly, the trading behavior of CoCos may not follow the trading behavior of other types of debt and preferred securities. Any indication that an automatic write-down or conversion event may occur can be expected to have a material adverse effect on the market price of the CoCos. CoCos are a relatively new form of security, and the full effects of an automatic write-down or conversion event have not been experienced broadly in the marketplace. The occurrence of an automatic write-down or conversion event may be unpredictable and the potential effects of such event on the Fund’s yield or NAV may be adverse.

COST OF CAPITAL AND NET INVESTMENT INCOME RISK. If the Fund uses debt to finance investments, its net investment income may depend, in part, upon the difference between the interest rate at which it borrows funds, and the interest rate of investments made using those funds. As a result, a significant change in market interest rates can have a material adverse effect on the Fund’s net investment income. In periods of rising interest rates when it has debt outstanding, the Fund’s cost of funds will increase, which could reduce the Fund’s net investment income. The Fund may use interest rate risk management techniques in an effort to limit its exposure to interest rate fluctuations. These techniques may include various interest rate hedging activities to the extent permitted by the Investment Company Act. These activities may limit the Fund’s ability to participate in the benefits of lower interest rates with respect to the hedged portfolio. Adverse developments resulting from changes in interest rates or hedging transactions could have a material adverse effect on the Fund’s business, financial condition and results of operations.

CYBERSECURITY RISK. Cybersecurity refers to the combination of technologies, processes and procedures established to protect information technology systems and data from unauthorized access, attack or damage. The Fund, the Underlying Funds and their affiliates and third-party service providers are subject to cybersecurity risks. Cybersecurity risks have significantly increased in recent years and the Fund could suffer such losses in the future. Computer systems, software and networks may be vulnerable to unauthorized access, computer viruses or other malicious code and other events that could have a security impact. In addition, the Fund and the Investment Manager have limited ability to prevent or mitigate cybersecurity incidents affecting third-party service providers. If one or more of such events occur, this potentially could jeopardize confidential and other information, including nonpublic personal information and sensitive business data, processed and stored in, and transmitted through, computer systems and networks, or otherwise cause interruptions or malfunctions in the Fund’s operations or the operations of their respective affiliates and third-party service providers. This could result in significant losses, reputational damage, litigation, regulatory fines or penalties, or otherwise adversely affect the Fund’s business, financial condition or results of operations. Privacy and information security laws and regulation changes, and compliance with those changes, may result in cost increases due to system changes and the development of new administrative processes. In addition, the Fund may be required to expend significant additional resources to modify the Fund’s protective measures and to investigate and remediate vulnerabilities or other exposures arising from operational and security risks. There can be no assurance that the Fund, the Underlying Funds or their service providers will not suffer losses relating to cybersecurity breaches in the future. Despite reasonable precautions, the risk remains that such incidents could occur, and that such incidents could cause damage to individual investors due to the risk of exposing confidential personal data about investors to unintended parties. The use of AI and machine learning could exacerbate these risks or result in cyber security incidents that implicate personal data. Furthermore, the Fund cannot control the cyber security plans and systems put in place by its service providers, the Underlying Funds or any other third parties whose operations may affect the Fund or its Shareholders.

DISTRIBUTION POLICY. The Fund’s distribution policy is to make quarterly distributions of substantially all of its net investment income. Distributions cannot be assured, and the amount of each distribution is likely to vary. Distributions will be paid at least annually in amounts representing substantially all of the net investment income not previously distributed in a quarterly distribution and net capital gains, if any, earned each year. All or a portion of a distribution may consist of a return of capital (i.e., from your original investment) for Federal income tax purposes instead of net investment income. Shareholders should not assume that the source of a distribution from the Fund is net investment income. Shareholders should note that a return of capital will reduce the tax basis of their Shares and potentially increase the taxable gain, if any, upon disposition of their Shares, even if the Shares are sold at a loss.

CONFLICTS OF INTEREST RELATING TO CO-INVESTING. The Fund has been granted an order of exemptive relief from the SEC (the “Order”) that permits the Fund to participate in certain negotiated investments alongside other funds managed by the Investment Manager or certain of its affiliates outside the parameters of Section 17 of the Investment Company Act. The Order imposes various conditions on the Fund and the Investment Manager intended to ensure that any co-investment transactions are done in a fair and equitable manner.

The Investment Manager’s investment allocation policy is designed to manage the potential conflicts of interest between its fiduciary obligations to the Fund and its similar fiduciary obligations to other clients; however, there can be no assurance that the Investment Manager’s efforts to allocate any particular investment opportunity fairly among all clients for whom such opportunity is appropriate will result in an allocation of all or part of such opportunity to the Fund.

The allocation of investment opportunities among the Fund and any of the other investment funds sponsored or accounts managed by the Investment Manager may not always, and often will not, be proportional. In general, pursuant to the Investment Manager’s investment allocation policy, the process for making an allocation determination includes an assessment as to whether a particular investment opportunity (including any follow-on investment in, or disposition from, an existing investment held by the Fund or another investment fund or account) is suitable for the Fund or another investment fund or accounts. In making this assessment, the Investment Manager may consider a variety of factors, including, without limitation: the investment objectives, guidelines and strategies applicable to the investment fund or account; the nature of the investment, including its risk-return profile and expected holding period; portfolio diversification and concentration concerns; the liquidity needs of the investment fund or account; the ability of the investment fund or account to accommodate structural, timing and other aspects of the investment process; the life cycle of the investment fund or account; legal, tax and regulatory requirements and restrictions, including, as applicable, compliance with the Investment Company Act (including requirements and restrictions pertaining to co-investment opportunities); compliance with existing agreements of the investment fund or account; the available capital of the investment fund or account; diversification requirements for RICs; the gross asset value and net asset value of the investment fund or account; the current and targeted leverage levels for the investment fund or account; and portfolio construction considerations. The relevance of each of these criteria will vary from investment opportunity to investment opportunity.

The Investment Manager may be incentivized to pursue a co-investment transaction for reputational or other reasons that are not directly advantageous to the Fund. For example, the Investment Manager may receive a higher advisory fee from an affiliated fund that would be a participant in a co-investment transaction with the Fund, in which case the Investment Manager might be incentivized to recommend that the Fund participate in riskier co-investment transactions than would be the case if the Fund was the only participant.

By reason of the various activities of the Investment Manager and its affiliates, the Investment Manager and such affiliates may acquire confidential or material non-public information or otherwise be restricted from purchasing certain potential Fund investments that otherwise might have been purchased or be restricted from selling certain Fund investments that might otherwise have been sold at the time.

INVESTMENTS IN CASH, CASH-EQUIVALENT INVESTMENTS OR MONEY MARKET FUNDS. A portion of the Fund’s assets may be invested in cash, cash-equivalent investments or money market funds when, for example, other investments are unattractive, to provide a reserve for anticipated obligations of the Fund or for other temporary purposes. Although such a practice may assist in the preservation of capital, the assumption of cash positions may also impact overall investment return. Cash investment practices of the Fund may be expected, therefore, to affect total investment performance of the Fund. Although a money market fund seeks to preserve a $1.00 per share NAV, it cannot guarantee it will do so. The sponsor of a money market fund has no legal obligation to provide financial support to the money market fund and investors in money market funds should not expect that the sponsor will provide support to a money market fund at any time.

LARGE SHAREHOLDER TRANSACTIONS RISK. Shares of the Fund may be offered to certain other investment companies, large retirement plans and other large investors. As a result, the Fund is subject to the risk that those Shareholders may purchase or redeem a large amount of Shares of the Fund. In addition, large purchases of Shares could adversely affect the Fund’s performance to the extent that the Fund does not immediately invest cash it receives and therefore holds more cash than it ordinarily would. Large Shareholder activity could also generate increased transaction costs and cause adverse tax consequences. While the Fund’s structure as an interval fund would limit the impact of significant shareholder repurchase requests, shareholders may receive only a prorated portion of their requested repurchase amount if the Fund’s periodic repurchase offers are oversubscribed.

LEGAL, TAX AND REGULATORY. Legal, tax and regulatory changes could occur that may materially adversely affect the Fund and Underlying Funds. For example, the regulatory environment for leveraged investors is evolving, and changes in the direct or indirect regulation of leveraged investors may materially adversely affect the ability of the Fund or Underlying Funds to pursue their investment objective or strategies. Increased regulatory oversight and other legislation or regulation could result.

The current presidential administration has called for significant changes to U.S. fiscal, tax, trade, healthcare, immigration, foreign, and government regulatory policy. In this regard, there is significant uncertainty with respect to legislation, regulation and government policy at the federal level, as well as the state and local levels. Recent events have created a climate of heightened uncertainty and introduced new and difficult-to-quantify macroeconomic and political risks with potentially far-reaching implications. There has been a corresponding meaningful increase in the uncertainty surrounding interest rates, inflation, foreign exchange rates, trade volumes and fiscal and monetary policy. To the extent the U.S. Congress or the current presidential administration implements changes to U.S. policy, those changes may impact, among other things, the U.S. and global economy, international trade and relations, unemployment, immigration, corporate taxes, healthcare, the U.S. regulatory environment, inflation and other areas. Although the Fund cannot predict the impact, if any, of these changes to the Fund’s or an Underlying Fund’s business, they could adversely affect the Fund’s business, financial condition, operating results and cash flows. Until the Fund knows what policy changes are made and how those changes impact the Fund’s business and the business of the Fund’s competitors over the long term, the Fund will not know if, overall, the Fund will benefit from them or be negatively affected by them

Each prospective investor should also be aware that developments in the tax laws of the United States or other jurisdictions where the Fund or its Underlying Funds invest could have a material effect on the tax consequences to the shareholders. In the event of any such change in law, each Shareholder is urged to consult its own tax advisers.

Recent technological developments in, and the increasingly widespread use of, certain AI technologies, including machine learning models and generative artificial intelligence (collectively “AI Technologies”), may pose risks to the Fund. For instance, the economy may be significantly impacted by the advanced development and increased regulation of AI Technologies. As AI Technologies are used more widely, the profitability and growth of Fund holdings may be impacted, which could significantly impact the overall performance of the Fund. The legal and regulatory frameworks within which AI Technologies operate continue to rapidly evolve, and it is not possible to predict the full extent of current or future risks related thereto.

LIBOR DISCONTINUATION RISK. Certain London Interbank Offered Rates (“LIBORs”) were generally phased out by the end of 2021, and some regulated entities have ceased to enter into new LIBOR-based contracts beginning January 1, 2022. As of September 30, 2024, the UK Financial Conduct Authority has confirmed that all publications of LIBOR, including all synthetic publications of the1-, 3- and 6-month U.S. dollar LIBOR settings, have ceased. Neither the effect of the LIBOR transition process nor its ultimate success can yet be known. Although the transition away from LIBOR has become increasingly well-defined, any potential effects of the transition away from LIBOR and other benchmark rates on financial markets, a fund or the financial instruments in which a fund invests can be difficult to ascertain. Not all existing LIBOR-based instruments may have alternative rate-setting provisions and there remains uncertainty regarding the willingness and ability of issuers to add alternative rate-setting provisions in certain existing instruments. Global regulators have advised market participants to cease entering into new contracts using LIBOR as a reference rate, and it is possible that investments in LIBOR-based instruments could invite regulatory scrutiny. Instruments in which the Fund invests historically paid interest at floating rates based on LIBOR or were subject to interest caps or floors based on LIBOR. The Fund and issuers of instruments in which the Fund invests also historically obtained financing at floating rates based on LIBOR. In addition, a liquid market for newly-issued instruments that use a reference rate other than LIBOR still may be developing. All of the aforementioned may adversely affect the Fund or an Underlying Fund’s performance or NAV.

SOFR RISK. The Secured Overnight Financing Rate (“SOFR”) is intended to be a broad measure of the cost of borrowing funds overnight in transactions that are collateralized by U.S. Treasury securities. SOFR is calculated based on transaction-level repo data collected from various sources. For each trading day, SOFR is calculated as a volume-weighted median rate derived from such data. SOFR is calculated and published by the Federal Reserve Bank of New York (“FRBNY”). If data from a given source required by the FRBNY to calculate SOFR is unavailable for any day, then the most recently available data for that segment will be used, with certain adjustments. If errors are discovered in the transaction data or the calculations underlying SOFR after its initial publication on a given day, SOFR may be republished at a later time that day. Rate revisions will be effected only on the day of initial publication and will be republished only if the change in the rate exceeds one basis point.

Because SOFR is a financing rate based on overnight secured funding transactions, it differs fundamentally from LIBOR. LIBOR is intended to be an unsecured rate that represents interbank funding costs for different short-term maturities or tenors. It is a forward-looking rate reflecting expectations regarding interest rates for the applicable tenor. Thus, LIBOR is intended to be sensitive, in certain respects, to bank credit risk and to term interest rate risk. In contrast, SOFR is a secured overnight rate reflecting the credit of U.S. Treasury securities as collateral. Thus, it is largely insensitive to credit-risk considerations and to short-term interest rate risks. SOFR is a transaction-based rate, and it has been more volatile than other benchmark or market rates, such as three-month LIBOR, during certain periods. For these reasons, among others, there is no assurance that SOFR, or rates derived from SOFR, will perform in the same or similar way as LIBOR would have performed at any time, and there is no assurance that SOFR-based rates will be a suitable substitute for LIBOR. SOFR has a limited history, having been first published in April 2018. The future performance of SOFR, and SOFR-based reference rates, cannot be predicted based on SOFR’s history or otherwise. Levels of SOFR in the future, including following the discontinuation of LIBOR, may bear little or no relation to historical levels of SOFR, LIBOR or other rates.

NEED FOR FOLLOW-ON INVESTMENTS. Following an initial investment in a portfolio company, the Fund may make additional investments in that portfolio company as “follow-on” investments, including exercising warrants, options or convertible securities that were acquired in the original or subsequent financing; in seeking to: (i) increase or maintain in whole or in part the Fund’s position as a creditor or the Fund’s equity ownership percentage in a portfolio company; or (ii) preserve or enhance the value of the Fund’s investment. The Fund has discretion to make follow-on investments, subject to the availability of capital resources. Failure to make follow-on investments may, in some circumstances, jeopardize the continued viability of an underlying portfolio company and the Fund’s initial investment, or may result in a missed opportunity for the Fund to increase its participation in a successful operation. Even if the Fund has sufficient capital to make a desired follow-on investment, the Investment Manager may elect not to make a follow-on investment because the Investment Manager may not want to increase the Fund’s level of risk or because the Investment Manager prefers other opportunities for the Fund.

The Order permits the Fund to participate in certain negotiated investments alongside other funds managed by the Investment Manager or certain of its affiliates outside the parameters of Section 17 of the Investment Company Act. The Order imposes various conditions on the Fund and the Investment Manager intended to ensure that any co-investment transactions are done in a fair and equitable manner.

NON-QUALIFICATION AS A REGULATED INVESTMENT COMPANY. If for any taxable year the Fund were to fail to qualify as a RIC under Subchapter M of Subtitle A, Chapter 1, of the Code, all of its taxable income would be subject to tax at regular corporate rates without any deduction for distributions. To qualify as a RIC, the Fund must meet three numerical requirements each year regarding (i) the diversification of the assets it holds, (ii) the income it earns, and (iii) the amount of taxable income that it distributes to Shareholders. These requirements and certain additional tax risks associated with investments in the Fund are discussed in “Taxes - Taxation of the Fund” in this Prospectus.

OPERATIONAL RISK. An investment in the Fund, like any fund, can involve operational risks arising from factors such as processing errors, human errors, inadequate or failed internal or external processes, failures in systems and technology, changes in personnel and errors caused by third-party service providers. The occurrence of any of these failures, errors or breaches could result in a loss of information, regulatory scrutiny, reputational damage or other events, any of which could have a material adverse effect on the Fund. While the Fund seeks to minimize such events through controls and oversight, there may still be failures that could cause losses to the Fund.

PORTFOLIO TURNOVER. The Fund’s annual portfolio turnover rate may vary greatly from year to year, as well as within a given year. However, portfolio turnover rate is not considered a limiting factor in the execution of investment decisions for the Fund. High portfolio turnover may result in the realization of net short-term capital gains by the Fund which, when distributed to the Fund and, ultimately, Shareholders, will be taxable as ordinary income. In addition, a higher portfolio turnover rate results in correspondingly greater brokerage commissions and other transactional expenses that are borne by the Fund.

CO-INVESTMENT REVENUE. The Fund may invest in co-investment vehicles owned and managed by unaffiliated entities. The investment strategy of any co-investment vehicle in which the Fund invests will be consistent with the investment objective, investment strategies, and risk factors of the Fund. The Fund may receive an asset-based fee from other investors in the co-investment fund for rendering certain services to the co-investment fund such as warehousing investments and acting as the collateral agent. The asset-based fees may be subordinated to outside investor capital and thus subject to first loss if the investment underperforms.

PREFERRED SECURITIES. The Fund may invest in preferred securities. There are various risks associated with investing in preferred securities, including credit risk, interest rate risk, deferral and omission of distributions, subordination to bonds and other debt securities in a company’s capital structure, limited liquidity, limited voting rights and special redemption rights. Interest rate risk is, in general, the risk that the price of a debt security falls when interest rates rise. Securities with longer maturities tend to be more sensitive to interest rate changes. Credit risk is the risk that an issuer of a security may not be able to make principal and interest or dividend payments on the security as they become due. Holders of preferred securities may not receive dividends, or the payment can be deferred for some period of time. In bankruptcy, creditors are generally paid before the holders of preferred securities.

RELIANCE ON TECHNOLOGY. The Fund’s business is highly dependent on the communications and information systems of the Investment Manager. In addition, certain of these systems are provided to the Investment Manager by third-party service providers. Any failure or interruption of such systems, including as a result of the termination of an agreement with any such third-party service provider, could cause delays or other problems in the Fund’s activities. This, in turn, could have a material adverse effect on the Fund’s operating results.

RIC-RELATED RISKS OF INVESTMENT GENERATING NON-CASH TAXABLE INCOME. Certain of the Fund’s investments will require the Fund to recognize taxable income in a tax year in excess of the cash generated on those investments during that year. In particular, the Fund expects to invest in loans and other debt instruments, including PIK instruments, that will be treated as having “market discount” and/or original issue discount (“OID”) for U.S. federal income tax purposes. Additionally, the Fund may invest in passive foreign investment companies (“PFICs”) with respect to which it may make an election to recognize income currently in order to avoid a Fund-level tax and non-deductible interest that would otherwise be imposed by the Code. Because the Fund may be required to recognize income in respect of these investments before, or without receiving, cash representing such income, the Fund may have difficulty satisfying the annual distribution requirements applicable to RICs and avoiding Fund-level U.S. federal income and/or excise taxes. Accordingly, the Fund may be required to sell assets, including at potentially disadvantageous times or prices, raise additional debt or equity capital, make taxable distributions of Shares or debt securities, or reduce new investments, to obtain the cash needed to make these income distributions. Such required cash distributions may need to be paid from offering proceeds. If the Fund liquidates assets to raise cash, the Fund may realize additional gain or loss on such liquidations. In the event the Fund realizes additional net capital gains from such liquidation transactions, Shareholders may receive larger capital gain distributions than it or they would in the absence of such transactions. Additionally, the required recognition of income for U.S. federal income tax purposes without an associated receipt of cash may have a negative impact on liquidity (because it represents a non-cash component of the Fund’s taxable income that must, nevertheless, be distributed in cash to avoid the Fund being subject to corporate level taxation).

Instruments that are treated as having OID for U.S. federal income tax purposes may have unreliable valuations because their continuing accruals require judgments about the collectability of the deferred payments and the value of any collateral. Loans that are treated as having OID generally represent a significantly higher credit risk than coupon loans. Accruals on such instruments may create uncertainty about the source of Fund distributions to Shareholders. OID creates the risk of non-refundable cash payments to the Investment Manager based on accruals that may never be realized. In addition, the deferral of payment-in-kind interest also reduces a loan’s loan-to-value ratio at a compounding rate.

UNCERTAIN TAX TREATMENT. The Fund may invest a portion of its net assets in below investment grade instruments. Investments in these types of instruments may present special tax issues for the Fund. U.S. federal income tax rules are not entirely clear about issues such as when the Fund may cease to accrue interest, OID or market discount, when and to what extent deductions may be taken for bad debts or worthless instruments, how payments received on obligations in default should be allocated between principal and income and whether exchanges of debt obligations in a bankruptcy or workout context are taxable. These and other issues will be addressed by the Fund to the extent necessary in connection with the Fund’s intention to distribute sufficient income each tax year to minimize the risk that it becomes subject to U.S. federal income or excise tax.

* * *

LIMITS OF RISK DISCLOSURES. The above discussions relate to the various principal risks associated with the Fund, its investments and Shares and are not intended to be a complete enumeration or explanation of the risks involved in an investment in the Fund. Prospective investors should read this entire Prospectus and consult with their own advisers before deciding whether to invest in the Fund. In addition, as the Fund’s investment program changes or develops over time, an investment in the Fund may be subject to risk factors not currently contemplated or described in this Prospectus.

In view of the risks noted above, the Fund should be considered a speculative investment and prospective investors should invest in the Fund only if they can sustain a complete loss of their investment.

No guarantee or representation is made that the investment program of the Fund will be successful or that the Fund will achieve its investment objective.

FUND PERFORMANCE

The table below illustrates the performance of the Fund’s Class I Shares. Past performance is no indication of future returns. The Fund made its first investment consistent with its investment objectives on February 13, 2023. The performance history is net of all fees and reflects the impact of the Expense Limitation and Reimbursement

Agreement. If the Expense Limitation and Reimbursement Agreement were not in place, the Fund’s performance would be reduced.

MONTHLY PERFORMANCE (%) RETURNS (February 2023 - June 2025)

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sept	Oct	Nov	Dec
2023	—	0.10%*	0.30%	0.20%	0.20%	0.40%	0.30%	0.30%	0.49%	0.29%	1.27%	1.37%
2024	0.30%	0.09%	0.63%	0.44%	0.45%	0.88%	0.80%	0.65%	1.12%	0.75%	0.82%	0.60%
2025	0.95%	0.67%	0.65%	0.72%	0.85%	0.72%	—	—	—	—	—	—

*	For the period from February 13, 2023 (commencement of operations) through February 28, 2023.

MANAGEMENT OF THE FUND

THE BOARD OF TRUSTEES. The Board has overall responsibility for the management and supervision of the business operations of the Fund on behalf of the Shareholders. A majority of the Board is and will be persons who are not “interested persons,” as defined in Section 2(a)(19) of the Investment Company Act (the “Independent Trustees”). To the extent permitted by the Investment Company Act and other applicable law, the Board may delegate any of its rights, powers and authority to, among others, the officers of the Fund, any committee of the Board, or service providers. See “Board of Trustees and Officers” in the SAI for the identities of the Trustees and executive officers of the Fund, brief biographical information regarding each of them, and other information regarding the election and membership of the Board.

THE INVESTMENT MANAGER. The Investment Manager, Nomura Capital Management LLC, serves as the investment adviser of the Fund and is responsible for determining and implementing the Fund’s overall investment strategy. The Investment Manager is located at Worldwide Plaza, 309 West 49th Street, New York, NY 10019-7316. The Investment Manager was founded in May 2022 as a subsidiary of Nomura Holding America Inc. The Investment Manager is registered as an investment adviser with the SEC under the Investment Advisers Act of 1940, as amended (the “Advisers Act”).

The Investment Manager and its affiliates may serve as investment managers to other funds that have investment programs which are similar to the investment program of the Fund, and the Investment Manager or one of its affiliates may in the future serve as the investment manager or otherwise manage or direct the investment activities of other registered and/or private investment companies with investment programs similar to the investment program of the Fund. See “Conflicts of Interest.”

THE SUB-ADVISER. Nomura Corporate Research and Asset Management Inc. (the “Sub-Adviser” or “NCRAM”), selected by the Investment Manager and approved by the Shareholders, will be primarily responsible for its investment strategy and the day-to-day management of the Fund’s assets allocated to it by the Investment Manager. The Sub-Adviser is registered as an investment adviser with the SEC under the Advisers Act. Its principal place of business is located at Worldwide Plaza, 309 West 49th Street, New York, NY 10019-7316. As of the date of this Prospectus, the Sub-Adviser has not begun managing assets of the Fund.

The Sub-Adviser and its affiliates may serve as investment managers to other funds that have investment programs which are similar to the investment program of the Fund, and the Sub-Adviser or one of its affiliates may in the future serve as the investment manager or otherwise manage or direct the investment activities of other registered and/or private investment companies with investment programs similar to the investment program of the Fund. See “Conflicts of Interest.”

PORTFOLIO MANAGERS. The key personnel of the Investment Manager who currently have primary responsibility for management of the Fund (the “Portfolio Managers”) are as follows:

Matthew Pallai. Matthew Pallai is Chief Investment Officer (“CIO”) of NCM and has served as a portfolio manager of the Fund since its inception. Mr. Pallai joined NCM in April 2022. Mr. Pallai has over two decades of financial services industry experience. Before joining Nomura, he was a Co-founder and CIO of Alterum Capital

Partners LLC, a private credit focused investment management business. Prior to co-founding Alterum Capital Partners, he was an Executive Vice President at Harbor Capital Advisers, where, as Head of Multi Asset Solutions, he led the build-out of a new team and investment capability and served as a member of the Management Committee. Mr. Pallai began his career and spent 17 years at J.P. Morgan Asset Management as a portfolio manager focused on security selection, global market dynamics, asset allocation, and portfolio construction on a range of strategies across Securitized Products, Multi-Sector Fixed Income, and Multi Asset Solutions - most recently serving as a co-manager on a suite of Multi Asset Income strategies and Head of the Advisory Portfolio Solutions investment team. Before moving into the Multi-Asset space, Mr. Pallai was a portfolio manager in the Global Fixed Income, Currency & Commodity group, co-managing a suite of Multi Sector Unconstrained Fixed Income portfolios (income oriented, total return, and absolute return), and had lead responsibility for the securitized products investments within these strategies. Previously, he held portfolio management positions on both the Agency and Non-Agency Mortgage (RMBS) Teams. Mr. Pallai holds a Bachelor of Arts in mathematics from Boston College and a Master of Arts in economics from New York University.

Ashu Pal. Ashu Pal is Head of Portfolio Management at NCM, a member of the Investment Committee, and has served as portfolio manager of the Fund since April 2025. Mr. Pal leads the Fund’s investment strategy, portfolio construction, asset allocation and manages a team of two. Mr. Pal has over two decades experience in private credit and structured debt. Before joining Nomura in 2025, he was a Senior Portfolio Manager at the Maryland State Retirement and Pension System where he has played a pivotal role in building out the plan’s private and liquid credit investments platform. Prior to joining Maryland in 2019, Mr. Pal held stints at Citigroup, the Asian Development Bank, and a proprietary credit fund sponsored by Macquarie Bank of Australia. He began his financial career at UBS Asset Management, where he managed a $7 billion structured debt portfolio. Mr. Pal received an MBA from the University of Chicago and an M.A. in Economics from North Carolina State University. He also holds the Chartered Financial Analyst (CFA) designation and has been a CFA exam grader. Mr. Pal is frequently invited by industry forums to share his expertise in designing and managing investment portfolios focused on private credit and structured debt.

Lily Scanlan. Lily Scanlan is the Junior Portfolio Manager at NCM and has served as portfolio manager of the Fund since starting at Nomura in April 2025. Prior to joining Nomura, she was an Investment Analyst at Partners Capital, an outsourced chief investment officer. While there, she assisted in the management of multi-asset class portfolios of up to $1B according to the endowment model. This included building private markets allocations diversified by asset class, strategy, and vintage. Ms. Scanlan holds a Bachelor of Science in Business Administration with a concentration in Finance from Northeastern University. During her time at Northeastern, she gained work experience at JP Morgan, Morgan Stanley, and The Baupost Group.

The Fund’s SAI provides additional information about the Portfolio Managers’ compensation, other accounts managed, and ownership of Shares.

THE INVESTMENT MANAGEMENT AGREEMENT. Under the Investment Management Agreement by and between the Fund and Investment Manager (as amended, the “Investment Management Agreement”), the Investment Manager furnishes and manages a continuous investment program for the Fund’s portfolio and generally manages the Fund’s investments in accordance with the stated policies of the Fund, subject to the general supervision of the Board. The Investment Manager also maintains office space, furnishings and equipment, and personnel required by it to perform its obligations under the Investment Management Agreement.

The Investment Management Agreement between the Investment Manager and the Fund became effective as of February 13, 2023 and continued in effect for an initial two-year term. Thereafter, the Investment Management Agreement continues in effect from year to year from the date specified therein provided such continuance is specifically approved at least annually by (i) the vote of a majority of the outstanding voting securities of the Fund or a majority of the Board, and (ii) the vote of a majority of the Independent Trustees of the Fund, cast in person at a meeting called for the purpose of voting on such approval. See “Voting.” The Investment Management Agreement will terminate automatically if assigned (as defined in the Investment Company Act), and is terminable at any time without penalty upon sixty (60) days’ written notice to the Fund by either the Board, by vote of a majority of the outstanding voting securities (as defined in the Investment Company Act) of the Fund or by the Investment Manager.

INVESTMENT MANAGEMENT FEES

Pursuant to the Investment Management Agreement and in consideration of the investment management services provided by the Investment Manager to the Fund, the Investment Manager is entitled to a fee consisting of two components - a base management fee (the “Investment Management Fee”) and, if earned, an incentive fee (the “Incentive Fee”).

The Fund pays the Investment Manager an Investment Management Fee of 0.95%, accrued daily and payable monthly in arrears based upon the Fund’s average daily net assets. Net assets means the total value of all assets of the Fund, less an amount equal to all accrued debts, liabilities and obligations of the Fund. Compensation is paid to the Investment Manager before giving effect to any repurchase of any shares in the Fund effective as of that date.

The Incentive Fee is based on Pre-Incentive Fee Net Investment Income (as defined below) earned on direct investments (and excluding short-term investments and investments in underlying private funds) attributable to each Class, and is determined and payable in arrears as of the end of each fiscal quarter. With respect to each Class, the Incentive Fee for each fiscal quarter is calculated as follows:

(i)	No incentive fee is payable in any fiscal quarter in which the Pre-Incentive Fee Net Investment Income attributable to the Class does not exceed a quarterly return of 1.50% per quarter based on the Class’s average daily net assets (calculated in accordance with Generally Accepted Accounting Principles (“GAAP”)) (the “Quarterly Return”).

(ii)	All Pre-Incentive Fee Net Investment Income attributable to the Class (if any) that exceeds the Quarterly Return, but is less than or equal to 1.765%, of the average daily net assets of that Class (calculated in accordance with GAAP) for the fiscal quarter will be payable to the Investment Manager.

(iii)	For any fiscal quarter in which Pre-Incentive Fee Net Investment Income attributable to the Class exceeds 1.765% of the Class’s average daily net assets (calculated in accordance with GAAP), the Incentive Fee with respect to that Class will equal 15% of Pre-Incentive Fee Net Investment Income attributable to the Class.

“Pre-Incentive Fee Net Investment Income” for a Class means interest income, dividend income and any other income accrued (including any other fees, such as commitment, origination, structuring, diligence and consulting fees or other fees that the Fund receives from an investment) during the fiscal quarter and allocated to the Class, minus the Class’s operating expenses for the quarter and the distribution and/or shareholder servicing fees (if any) applicable to the Class accrued during the quarter. For such purposes, the Fund’s operating expenses will include the Investment Management Fee but will exclude the Incentive Fee. Pre-Incentive Fee Net Investment Income does not include income earned on short-term investments or investments in underlying private funds, but does include income on investments in all other Underlying Funds.

The following is a graphical representation of the calculation of the Incentive Fee:

Quarterly Incentive Fee

Class’s Pre-Incentive Fee Net Investment Income

(expressed as a percentage of the Class’s average daily net asset value)

Percentage of each Class’s Pre-Incentive Fee Net Investment Income allocated to the Incentive Fee.

Examples of Quarterly Incentive Fee Calculation:

Example 1 - Income Earned on Direct Investments Incentive Fee(1):

Assumptions

●	Hurdle Rate(2) = 1.5%

●	Management fee(3) = 0.2375%

●	Other operating expenses (legal, accounting, custodian, transfer agent, etc.)(4) = 0.20%

(1)	The hypothetical amount of pre-incentive fee net investment income shown is based on a percentage of net assets.

(2)	Represents the 1.5% quarterly hurdle rate.

(3)	Represents a quarter of the 0.95% annualized management fee.

(4)	Hypothetical other expenses. The examples assume that the Class does not incur a 12b-1 fee.

Alternative 1

Additional Assumptions

●	Investment income on direct investments (including interest, dividends, fees, etc.) = 1.00%

●	Pre-incentive fee net investment income (investment income - (management fee + other expenses)) = 0.5625%

Pre-incentive fee net investment income does not exceed the hurdle rate, therefore there is no income based fee.

Alternative 2

Additional Assumptions

●	Investment income (including interest, dividends, fees, etc.) = 2%

●	Pre-incentive fee net investment income (investment income - (management fee + other expenses)) = 1.5625%

Pre-incentive fee net investment income exceeds hurdle rate, therefore there is an income based fee.

Income Based Fee = 100% × (all pre-incentive fee net investment income that is greater than 1.5% but less than or equal to 1.765%) + the greater of 0% AND (15% × (pre-incentive fee net investment income - 1.765%))

= (100% × (1.5625% - 1.5%)) + 0%

= 100% × 0.0625%

= 0.0625%

Alternative 3

Additional Assumptions

●	Investment income (including interest, dividends, fees, etc.) = 4%

●	Pre-incentive fee net investment income (investment income - (management fee + other expenses)) = 3.5625%

Pre-incentive fee net investment income exceeds hurdle rate, therefore there is an income based fee.

Income Based Fee = 100% × (all pre-incentive fee net investment income that is greater than 1.5% but less than or equal to 1.765%) + the greater of 0% AND (15% × (pre-incentive fee net investment income - 1.765%))

= (100% × (1.765% - 1.5%)) + (15% × (3.5625% - 1.765%))

= 0.265% + (15% × 1.7975%)

= 0.265% + 0.2696%

= 0.5346%

Pursuant to a separate sub-advisory agreement among the Fund, the Investment Manager and NCRAM, NCRAM receives a quarterly sub-advisory fee based on the average total market value of the Fund’s assets allocated to it by the Investment Manager. The Sub-Adviser’s fee is paid by the Investment Manager out of the Investment Management Fee.

A discussion regarding the basis for the Board’s approval of the Investment Management Agreement is available in the Fund’s semi-annual report to Shareholders for the six-months ended September 30, 2024. A discussion regarding the basis for the Board’s approval of the Investment Sub-Advisory Agreement is available in the Fund’s annual report to shareholders for the fiscal year ended March 31, 2024.

DISTRIBUTOR

Foreside Financial Services, LLC (the “Distributor”) is the distributor (also known as principal underwriter) of the Shares of the Fund and is located at Three Canal Plaza, Suite 100, Portland, Maine 04191. The Distributor is a registered broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”).

Under a Distribution Agreement with the Fund, the Distributor acts as the agent of the Fund in connection with the continuous offering of shares of the Fund. The Distributor continually distributes shares of the Fund on a best efforts basis. The Distributor has no obligation to sell any specific quantity of Fund shares. The Distributor and its officers have no role in determining the investment policies or which securities are to be purchased or sold by the Fund.

The Distributor may enter into agreements with selected broker-dealers, banks or other financial intermediaries for distribution of shares of the Fund. With respect to certain financial intermediaries and related fund “supermarket” platform arrangements, the Fund and/or the Investment Manager, typically enter into such agreements alongside the Distributor. These financial intermediaries may charge a fee for their services and may receive shareholder service or other fees from parties other than the Distributor. These financial intermediaries may otherwise act as processing agents and are responsible for promptly transmitting purchase, redemption and other requests to the Fund.

Investors who purchase shares through financial intermediaries will be subject to the procedures of those intermediaries through which they purchase shares, which may include charges, investment minimums, cutoff times and other restrictions in addition to, or different from, those listed herein. Information concerning any charges or services will be provided to customers by the financial intermediary through which they purchase shares. Investors purchasing shares of the Fund through financial intermediaries should acquaint themselves with their financial intermediary’s procedures and should read the Prospectus in conjunction with any materials and information provided by their financial intermediary. The financial intermediary, and not its customers, will be the shareholder of record, although customers may have the right to vote shares depending upon their arrangement with the financial intermediary. The Investment Manager pays the Distributor a fee for certain distribution-related services. Pursuant to exemptive relief the Fund has received from the SEC, the Fund has adopted a Distribution and Service Plan with respect to Class D Shares and Class A Shares in compliance with Rule 12b-1 under the Investment Company Act. The Distribution and Service Plan allows the Fund to pay distribution and servicing fees for the sale and servicing of its Class D Shares and Class A Shares to the Distributor and/or other qualified recipients. The Distributor does not retain any of the distribution and servicing fees for profit.

Class A Shares in the Fund are offered at their current net asset value less a maximum sales charge of 5.75% of the subscription amount. The Fund or Investment Manager may elect to reduce, otherwise modify or waive the sales charge with respect to any Shareholder. No sales charge is expected to be charged with respect to investments by the Investment Manager and its respective affiliates, directors, principals, officers and employees and others in the Fund’s sole discretion.

The Investment Manager and/or its affiliates may make payments to selected affiliated or unaffiliated third parties (including the parties who have entered into selling agreements with the Distributor) from time to time in connection with the distribution of Shares and/or the provision of non-distribution services to Shareholders and/or the Fund. These payments will be made out of the Investment Manager’s and/or affiliates’ own assets and will not represent an additional charge to the Fund. The amount of such payments may be significant in amount, and the prospect of receiving any such payments may provide such third parties or their employees with an incentive to favor sales of Shares of the Fund over other investment options. Contact your financial intermediary for details about revenue sharing payments it receives or may receive.

DISTRIBUTION AND SERVICE PLAN

Pursuant to exemptive relief received from the SEC, the Fund has adopted a Distribution and Service Plan with respect to Class D Shares and Class A Shares in compliance with Rule 12b-1 under the Investment Company Act. The Distribution and Service Plan allows the Fund to pay distribution and servicing fees for the sale and servicing of its Class D Shares and Class A Shares. Under the Distribution and Service Plan, the Fund is permitted to pay as compensation up to 0.25% on an annualized basis of the aggregate net assets of the Fund attributable to Class D Shares and Class A Shares (the “Distribution and Servicing Fee”) to the Fund’s Distributor and/or other qualified recipients. Because these fees are paid out of the relevant Class’s assets on an ongoing basis, over time these fees will increase the cost of an investment in such Class and may cost more than paying other types of sales charges. Class I Shares are not subject to the Distribution and Servicing Fee.

ADMINISTRATION AND TRANSFER AGENCY

The Fund has retained Ultimus Fund Solutions, LLC (the “Administrator”), whose principal business address is 4221 North 203rd Street, Suite 100, Elkhorn, Nebraska 68022, to provide administrative services, and to assist with operational needs. The Fund has entered into an administration agreement with the Administrator under which the Administrator performs certain administration and accounting services for the Fund, including, among other things: customary fund accounting services, including computing the Fund’s net asset values and maintaining books, records and other documents relating to the Fund’s financial and portfolio transactions, and customary fund administration services, including assisting the Fund with regulatory filings, tax compliance and other oversight activities. In consideration for these services, the Fund pays the Administrator fees based on the average monthly net asset value of the Fund as well as certain other fixed, per-account or transactional fees (collectively, the “Administration Fee”). The Administration Fee is paid to the Administrator out of the assets of the Fund and therefore decreases the net profits or increases the net losses of the Fund. The Fund also reimburses the Administrator for certain out-of-pocket expenses and pays the Administrator a fee for transfer agency services.

The Fund, the Distributor and the Administrator, as transfer agent, may enter into arrangements with one or more financial intermediaries to provide sub-transfer agency, or sub-administration, and other services associated with Shareholders whose Shares are held of record in omnibus accounts, including platforms that facilitate trading and recordkeeping by financial intermediaries. In return for these services, the Fund, the Distributor or the Administrator may pay sub-transfer agency fees to such financial intermediaries. If paid by the Fund, these expenses will be included in “Other Expenses” under “Fund Fees and Expenses-Annual Expenses” in this Prospectus and will not be used for distribution purposes.

CUSTODIAN

U.S. Bank, N.A. (the “Custodian”) serves as the primary custodian of the assets of the Fund and may maintain custody of such assets with U.S. and non-U.S. subcustodians (which may be banks and trust companies), securities depositories and clearing agencies in accordance with the requirements of Section 17(f) of the Investment Company Act and the rules thereunder. Assets of the Fund are not held by the Investment Manager or commingled with the assets of other accounts other than to the extent that securities are held in the name of the Custodian or U.S. or non-U.S. subcustodians in a securities depository, clearing agency or omnibus customer account of such custodian. The Custodian’s principal business address is 777 East Wisconsin Avenue, Milwaukee, Wisconsin 53202.

FUND EXPENSES

The Fund pays all of its expenses, or reimburses the Investment Manager or its affiliates to the extent they have previously paid such expenses on behalf of the Fund. The expenses of the Fund include, but are not limited to all fees and expenses reasonably incurred in connection with the operation of the Fund; all fees and expenses directly related to portfolio transactions and positions for the Fund’s account such as direct and indirect expenses associated with the Fund’s investments, and enforcing the Fund’s rights in respect of such investments; quotation or valuation expenses; the Investment Management Fee, the Administration Fee, servicing and other similar fees and expenses; out-of-pocket costs directly relating to investment transactions that are not consummated; other investment-related expenses, such as brokerage commissions, dealer spreads; transfer fees; fees on any borrowings or any expenses relating to leverage or indebtedness (including any interest thereon); professional fees; out-of-pocket costs directly relating to investment transactions that are not consummated; other expenses incurred in placing orders for the purchase and sale of securities and other investment instruments; reasonable research and due diligence expenses relating to the identification and selection of investments (including expenses of news and quotation subscriptions, market or industry research, consultants or experts); investment-related software and databases relating thereto; fees and expenses of outside legal counsel (including fees and expenses associated with the review of documentation for prospective investments by the Fund), including foreign legal counsel; litigation costs and expenses, judgments and settlements directly related to the preservation of the value of investments; reasonable legal, third party consultant, and investment-related software and databases expenses incurred in relation to entering into, the reviewing, reporting, monitoring, confirming and/or administration of the investments (including expenses of engaging third party valuation consultants and agents and expenses of loan administration with non-affiliates) and other matters (including online systems used to obtain pricing and trading information and systems used for the allocation of investments); accounting, auditing and tax preparation expenses; fees and expenses in connection with repurchase offers and any repurchases of Shares; taxes and governmental fees (including tax preparation fees); fees and expenses of any custodian, subcustodian, transfer agent, and registrar, and any other agent of the Fund; all costs and charges for equipment or services used in communicating information regarding the Fund’s transactions with any custodian or other agent engaged by the Fund; bank services fees; costs and expenses relating to any amendment of the Declaration of Trust or other organizational documents of the Fund; any fees and expenses in connection with seeking the SEC’s approval of any exemptive relief (or amending existing exemptive relief); expenses of preparing, amending, printing, and distributing the Prospectus and any other sales material (and any supplements or amendments thereto), reports, notices, other communications to Shareholders, and proxy materials; all taxes, fees or other governmental charges and expenses of preparing, printing, and filing reports and other documents with government agencies; expenses incurred by the Investment Manager in responding to a legal, administrative, judicial or regulatory action, claim, or suit relating to the Fund; expenses of Shareholders’ meetings, including the solicitation of proxies in connection therewith; expenses of corporate data processing and related services; shareholder recordkeeping and account services, fees, and disbursements; expenses relating to investor and public relations; fees and expenses of the Independent Trustees; insurance premiums; and ad hoc expenses incurred at the specific request of the Investment Manager or the Board; Extraordinary Expenses (as defined below); and all costs and expenses incurred as a result of dissolution, winding-up and termination of the Fund. The Fund may need to sell portfolio securities to pay fees and expenses, which could cause the Fund to realize taxable gains.

“Extraordinary Expenses” means all expenses incurred by the Fund outside of the ordinary course of its business, including, without limitation, costs incurred in connection with any claim, litigation, arbitration, mediation, government investigation or dispute and the amount of any judgment or settlement paid in connection therewith, or the enforcement of the rights against any person or entity; costs and expenses for indemnification or contribution payable to any person or entity; expenses of a reorganization, restructuring or merger, as applicable; expenses of holding, or soliciting proxies for, a meeting of shareholders; and the expenses of engaging a new administrator, custodian or transfer agent.

The Investment Manager bears all of its expenses and costs incurred in providing investment advisory services to the Fund, including travel and certain other expenses. In addition, the Investment Manager is responsible for the payment of the compensation and expenses of those officers of the Fund affiliated with the Investment Manager, and making available, without expense to the Fund, the services of such individuals, subject to their individual consent to serve and to any limitations imposed by law. The Investment Manager is also responsible for any expenses of printing and distributing the Fund’s Prospectus, SAI and sales and advertising materials to prospective investors, to the extent such expenses are not covered by any applicable Rule 12b-1 plan.

The Investment Manager has entered into an expense limitation and reimbursement agreement (the “Expense Limitation and Reimbursement Agreement”) with the Fund, whereby the Investment Manager has agreed to waive fees that it would otherwise have been paid, and/or to assume expenses of the Fund (a “Waiver”), if required to ensure the Total Annual Expenses (excluding any taxes, fees and interest payments on borrowed funds, distribution and servicing fees, brokerage and distribution costs and expenses, acquired fund fees and expenses (as determined in accordance with SEC Form N-2), the Incentive Fee, expenses incurred in connection with any merger or reorganization, and extraordinary or non-routine expenses, such as litigation expenses) do not exceed 1.20% of the average daily net assets of Class I Shares, Class D Shares, and Class A Shares (the “Expense Limit”). Because taxes, fees and interest payments on borrowed funds, distribution and servicing fees, brokerage and distribution costs and expenses, acquired fund fees and expenses, the Incentive Fee, expenses incurred in connection with any merger or reorganization, and extraordinary or non-routine expenses are excluded from the Expense Limit, Total Annual Expenses (after fee waivers and expense reimbursements) are expected to exceed 1.20%. For a period not to exceed three years from the date on which a Waiver is made, the Investment Manager may recoup amounts waived or assumed, provided it is able to effect such recoupment and remain in compliance with the Expense Limit in place at the time of the Waiver and any then-existing expense limit. The Expense Limitation and Reimbursement Agreement is in effect until July 28, 2026, and will automatically renew for successive twelve-month periods thereafter. The Board may terminate the Expense Limitation and Reimbursement Agreement at any time upon 30 days’ written notice, and the Investment Manager may terminate the Expense Limitation and Reimbursement Agreement effective as of the end of the then current term upon 30 days’ written notice. For the fiscal year ended March 31, 2025, the Investment Manager waived fees and reimbursed expenses of $1,180,714. At March 31, 2025, $233,524 is subject for recoupment through March 31, 2026, $905,952 is subject for recoupment through March 31, 2027, and $1,180,714 is subject for recoupment through March 31, 2028.

The Fund’s fees and expenses will decrease the net profits or increase the net losses of the Fund that are credited to Shareholders.

VOTING

Each Shareholder will have the right to cast a number of votes, based on the number of such Shareholder’s Shares, at any meeting of Shareholders called by the Board. Each Share is entitled to one vote per Share. A Shareholder of each Class is entitled to a proportionate vote for each fractional Share of such Class on any matter on which the Shareholder is entitled to vote. Except for the exercise of such voting privileges, Shareholders will not be entitled to participate in the management or control of the Fund’s business and may not act for or bind the Fund. Shareholders of the Fund shall have power to vote only: (a) for the election of one or more Trustees in order to comply with the provisions of the Investment Company Act (including Section 16(a) thereof); (b) with respect to any contract entered into pursuant to Article V of the Fund’s Declaration of Trust to the extent required by the Investment Company Act; (c) with respect to termination of the Fund or a Class thereof to the extent required by applicable law; and (d) with respect to such additional matters relating to the Fund as may be required by the Fund’s Declaration of Trust, the Amended and Restated By-laws of the Fund or any registration of the Fund as an investment company under the Investment Company Act with the SEC (or any successor agency) or as the Trustees may consider necessary or desirable.

CONFLICTS OF INTEREST

The Fund, Investment Manager and Sub-Adviser may be subject to a number of actual and potential conflicts of interest.

The Investment Manager, Sub-Adviser and their affiliates engage in financial advisory activities that are independent from, and may from time to time conflict with, those of the Fund. In the future, there might arise instances where the interests of such affiliates conflict with the interests of the Fund. The Investment Manager, Sub-Adviser and their affiliates may provide services to, invest in, advise, sponsor and/or act as investment manager to investment vehicles and other persons or entities (including prospective investors in the Fund) which may have structures, investment objectives and/or policies that are similar to (or different than) those of the Fund; which may compete with the Fund for investment opportunities; and which may, subject to applicable law, co-invest with the Fund in certain transactions. In addition, the Investment Manager, Sub-Adviser and their affiliates and clients may themselves invest in securities that would be appropriate for the Fund. Furthermore, the Fund’s participation in co-investment transactions in reliance on the Order may give rise to actual or perceived conflicts of interest among the Fund and the other participating accounts. For example, certain co-investment transactions may be more or less advantageous to the Fund relative to one or more other participating accounts. In addition, the Investment Manager or Sub-Adviser may be incentivized to pursue a co-investment transaction for the Fund for reputational or other reasons that are not directly advantageous to the Fund.

Although the Investment Manager, Sub-Adviser and their affiliates seek to allocate investment opportunities among the Fund and their other clients in a fair and reasonable manner, there can be no assurance that an investment opportunity which comes to the attention of the Investment Manager, Sub-Adviser or their affiliates will be appropriate for the Fund or will be referred to the Fund. The Investment Manager, Sub-Adviser and their affiliates are not obligated to refer any investment opportunity to the Fund.

The directors, partners, trustees, managers, members, officers and employees of the Investment Manager, Sub-Adviser and their affiliates may buy and sell securities or other investments for their own accounts (including through funds managed by the Investment Manager, Sub-Adviser or their affiliates). As a result of differing trading and investment strategies or constraints, investments may be made by directors, partners, trustees, managers, members, officers and employees that are the same, different from or made at different times than investments made for the Fund. To reduce the possibility that the Fund will be materially adversely affected by the personal trading described above, the Fund, Investment Manager and Sub-Adviser have adopted codes of ethics (the “Codes of Ethics”) in compliance with Section 17(j) of the Investment Company Act that restricts securities trading in the personal accounts of investment professionals and others who normally come into possession of information regarding the portfolio transactions of the Fund. The Codes of Ethics may be obtained by calling the SEC at 1-202-551-8090. The Codes of Ethics are also available on the EDGAR Database on the SEC’s Internet site at sec.gov, and copies may be obtained, after paying a duplicating fee, by email at publicinfo@sec.gov.

The Investment Manager or Sub-Adviser may from time to time have the opportunity to receive material, non-public information (“Confidential Information”) about the issuers of certain investments, including, without limitation, investments being considered for acquisition by the Fund or held in the Fund’s portfolio. For example, principals and other employees of Investment Manager or Sub-Adviser may serve as directors of, or in a similar capacity with, portfolio companies in which the Fund invests, the securities of which are purchased or sold on the Fund’s behalf. The Investment Manager or Sub-Adviser may (but are not required to) seek to avoid receipt of Confidential Information from issuers so as to avoid possible restrictions on their ability to purchase and sell investments on behalf of the Fund and other clients to which such Confidential Information relates. In such circumstances, the Fund may be disadvantaged in comparison to other investors, including with respect to the price the Fund pays or receives when it buys or sells an investment. The Investment Manager or Sub-Adviser may also determine to receive such Confidential Information in certain circumstances under their applicable policies and procedures. If the Investment Manager or Sub-Adviser intentionally or unintentionally come into possession of Confidential Information, it may be unable, potentially for a substantial period of time, to purchase or sell investments to which such Confidential Information relates.

Many of the Fund’s portfolio investments are expected to be loans and other securities that are not publicly traded and for which no market based price quotation is available. Pursuant to Rule 2a-5 under the Investment Company Act, the Board has named the Investment Manager to serve as Valuation Designee with respect to the Fund’s investments. The participation of the investment professionals of the Investment Manager in the Fund’s valuation process could result in a conflict of interest as the Investment Management Fee is based on the Fund’s average daily net assets. Investments in PIK and OID securities may provide certain additional benefits to the Investment Manager and, indirectly, Sub-Adviser, including increased management fees resulting from the receipt of such PIK securities interest received on these investments increasing the size of the loan balance of underlying loans.

The professional staff of the Investment Manager and Sub-Adviser devote such time and effort in conducting activities on behalf of the Fund as the Investment Manager and Sub-Adviser, as applicable, reasonably determines to be appropriate for its respective duties to the Fund. However, the Investment Manager and Sub-Adviser’s staff is currently committed to and expects to be committed in the future to providing investment advisory services as well as other services to other clients (including other registered and unregistered pooled investment vehicles) and engaging in other business ventures in which the Fund has no interest. As a result of these separate business activities, the Investment Manager and Sub-Adviser have actual or potential conflicts of interest in allocating management time, services and functions among the Fund and other business ventures or clients.

The Investment Manager or Sub-Adviser may receive more compensation with respect to certain similarly managed accounts or funds than that received with respect to the Fund or may receive compensation based in part on the performance of those similar accounts or funds. This may create a potential conflict of interest for the Investment Manager or Sub-Adviser or their portfolio managers by providing an incentive to favor these similar accounts or funds when, for example, placing securities transactions.

The Investment Manager or Sub-Adviser may have other relationships, including significant financial relationships, with potential sub-advisers or their affiliates or other third parties, which may create a conflict of interest, including recommending clients invest in investment products sponsored by other third parties.

OUTSTANDING SECURITIES*

(1) Title of Class	(2) Amount Authorized	(3) Amount Held by Fund or for its Account	(4) Amount Outstanding Exclusive of Amount Shown Under (3)
Class I Shares	Unlimited	None	229,517,430.62

*	As of July 1, 2025.

CONTROL PERSONS

A control person generally is a person who beneficially owns more than 25% of the voting securities of a company or has the power to exercise control over the management or policies of such company. As of July 1, 2025, the following are the only record owners (or to the knowledge of the Fund, beneficial owners) of 5% or more of the Fund’s Class I shares.

Name and Address	Percentage of Ownership
Nomura Holding America Inc. 309 W 49th Street 24th Floor New York, NY 10019	51.57%
Charles Schwab 211 Main Street San Francisco, CA 94105	29.48%

OFFERS TO REPURCHASE/REPURCHASE PROCEDURES

A substantial portion of the Fund’s investments are illiquid. For this reason, the Fund is structured as a closed-end interval fund, which means that the Shareholders do not have the right to redeem their Shares on a daily basis. In addition, the Fund does not expect any trading market to develop for the Shares. As a result, if investors decide to invest in the Fund, they will have very limited opportunity to sell their Shares.

The Fund provides a limited degree of liquidity to Shareholders by conducting repurchase offers quarterly.

For each repurchase offer, the Board will set an amount between 5% and 25% of the Shares based on relevant factors, including the liquidity of the Fund’s positions and the Shareholders’ desire for liquidity. A Shareholder whose Shares (or a portion thereof) are repurchased by the Fund will not be entitled to a return of any sales charge that was charged in connection with the Shareholder’s purchase of the Shares. The offer to purchase shares is a fundamental policy that may not be changed without the vote of the holders of a majority of the Fund’s outstanding voting securities (as defined in the Investment Company Act). Quarterly repurchase offers will occur in the months of February, May, August and November.

Shareholders will be notified in writing of each quarterly repurchase offer, how they may request that the Fund repurchase their Shares, and the date the repurchase offer ends (the “Repurchase Request Deadline”) (i.e., the date by which Shareholders must tender their Shares in response to a repurchase offer). Shares will be repurchased at the per-class NAV per Share determined as of the close of business no later than the fourteenth day after the Repurchase Request Deadline, or the next business day if the fourteenth day is not a business day (each, a “Repurchase Pricing Date”).

Shareholders tendering Shares for repurchase will be asked to give written notice of their intent to do so by the date specified in the notice describing the terms of the applicable repurchase offer (the “Shareholder Notice”), which date will be no more than fourteen days prior to the Repurchase Pricing Date. Shares tendered for repurchase by shareholders prior to any Repurchase Request Deadline will be repurchased subject to the aggregate repurchase amounts established for that Repurchase Request Deadline. The time between the Shareholder Notification and the Repurchase Request Deadline is generally thirty (30) days, but may vary from no more than forty-two (42) days to no less than twenty-one (21) days. The Shareholder Notification will contain information Shareholders should consider in deciding whether to tender their Shares for repurchase, including detailed instructions on how to tender Shares for repurchase, the Repurchase Offer Amount and the dates of the Repurchase Request Deadline, the scheduled Repurchase Pricing Date, and the date the repurchase proceeds are scheduled for payment (the “Repurchase Payment Deadline”). The Shareholder Notification also will set forth the NAV per Share that has been computed no more than seven (7) days before the date of such notification, and how Shareholders may ascertain the NAV per Share after the notification date (by calling 833-836-0206 and asking for the most recent NAV). The Shareholder Notification will set forth the procedures to withdraw or modify tenders before the Repurchasing Pricing Date. Payment pursuant to the repurchase will be made by checks to the Shareholder’s address of record, or credited directly to a predetermined bank account on the Purchase Payment Date, which will be no more than seven (7) days after the Repurchase Pricing Date. The Board may establish other policies for repurchases of Shares that are consistent with the Investment Company Act, regulations thereunder and other pertinent laws.

If Shareholders tender for repurchase more than the Repurchase Offer Amount for a given repurchase offer, the Fund may, but is not required to, repurchase an additional amount of Shares not to exceed 2% of the outstanding Shares of the Fund on the Repurchase Request Deadline. If the Fund determines not to repurchase more than the Repurchase Offer Amount, or if Shareholders tender Shares in an amount exceeding the Repurchase Offer Amount plus 2% of the outstanding Shares on the Repurchase Request Deadline, the Fund will repurchase the Shares on a pro rata basis. However, the Fund may accept all Shares tendered for repurchase by Shareholders who own less than 100 Shares and who tender all of their Shares, before prorating other amounts tendered.

The Fund may suspend or postpone a repurchase offer only: (a) if making or effecting the repurchase offer would cause the Fund to lose its status as a RIC under the Code; (b) for any period during which the New York Stock Exchange (“NYSE”) or any market on which the securities owned by the Fund are principally traded is closed, other than customary weekend and holiday closings, or during which trading in such market is restricted; (c) for any period during which an emergency exists as a result of which disposal by the Fund of securities owned by it is not reasonably practicable, or during which it is not reasonably practicable for the Fund fairly to determine the value of its net assets; or (d) for such other periods as the SEC may by order permit for the protection of Shareholders of the Fund. If a repurchase offer is suspended or postponed, the Fund will provide notice to Shareholders of such suspension or postponement. If the Fund renews the repurchase offer, the Fund will send a new Shareholder Notification to Shareholders.

The Fund must maintain liquid assets equal to the Repurchase Offer Amount from the time that the Shareholder Notification is sent to Shareholders until the Repurchase Pricing Date. The Fund will ensure that a percentage of its net assets equal to at least 100% of the Repurchase Offer Amount consists of assets that can be sold or disposed of in the ordinary course of business at approximately the price at which the Fund has valued the investment within the time period between the Repurchase Request Deadline and the Repurchase Payment Deadline. The Board has adopted procedures that are reasonably designed to ensure that the Fund’s assets are sufficiently liquid so that the Fund can comply with the repurchase offer and the liquidity requirements described in the previous paragraph. If, at any time, the Fund falls out of compliance with these liquidity requirements, the Board will take whatever action it deems appropriate to ensure compliance.

The Fund may cause a mandatory repurchase or redemption of all or some of the Shares of a Shareholder, or any person acquiring Shares from or through a Shareholder, at NAV in accordance with the Declaration of Trust and Section 23 of the Investment Company Act and Rule 23c-2 thereunder. Such circumstances may include if, among other reasons, the Board determines that continued ownership of such Shares by the Shareholder may be harmful or injurious to the business or reputation of the Fund, or may subject the Fund or any Shareholders to an undue risk of adverse tax or other fiscal consequences, or would otherwise be in the best interests of the Fund.

Please see “Taxes - Taxation of the Fund - Sales and Redemptions” below for a discussion regarding the tax consequences of participating in a repurchase offer.

TRANSFERS OF SHARES

No person shall become a substituted Shareholder of the Fund without the consent of the Fund, which consent may be withheld in its sole discretion. Shares held by Shareholders may be transferred only: (i) by operation of law in connection with the death, divorce, bankruptcy, insolvency, or adjudicated incompetence of the Shareholder; or (ii) under other limited circumstances, with the consent of the Board (which may be withheld in its sole discretion and is expected to be granted, if at all, only under extenuating circumstances).

Notice to the Fund of any proposed transfer must include evidence satisfactory to the Board that the proposed transferee, at the time of transfer, meets any requirements imposed by the Fund with respect to investor eligibility and suitability. Notice of a proposed transfer of a Share must also be accompanied by a properly completed investor application in respect of the proposed transferee. In connection with any request to transfer Shares, the Fund may require the Shareholder requesting the transfer to obtain, at the Shareholder’s expense, an opinion of counsel selected by the Fund as to such matters as the Fund may reasonably request. Each transferring Shareholder and transferee may be charged reasonable expenses, including, but not limited to, attorneys’ and accountants’ fees, incurred by the Fund in connection with the transfer.

Any transferee acquiring Shares by operation of law in connection with the death, divorce, bankruptcy, insolvency, or adjudicated incompetence of the Shareholder, will be entitled to the distributions allocable to the Shares so acquired, to transfer the Shares in accordance with the terms of the Declaration of Trust and to tender the Shares for repurchase by the Fund, but will not be entitled to the other rights of a Shareholder unless and until the transferee becomes a substituted Shareholder as specified in the Declaration of Trust. If a Shareholder transfers Shares with the approval of the Board, the Fund shall as promptly as practicable take all necessary actions so that each transferee or successor to whom the Shares are transferred is admitted to the Fund as a Shareholder.

By subscribing for Shares, each Shareholder agrees to indemnify and hold harmless the Fund, the Board, the Investment Manager, each other Shareholder, and any affiliated person of the Fund against all losses, claims, damages, liabilities, costs, and expenses (including legal or other expenses incurred in investigating or defending against any losses, claims, damages, liabilities, costs, and expenses or any judgments, fines, and amounts paid in settlement), joint or several, to which such persons may become subject by reason of or arising from any transfer made by that Shareholder in violation of the Declaration of Trust or any misrepresentation made by that Shareholder in connection with any such transfer.

ANTI-MONEY LAUNDERING

If the Fund, the Investment Manager or any governmental agency believes that the Fund has sold Shares to, or is otherwise holding assets of, any person or entity that is acting, directly or indirectly, in violation of U.S., international or other anti-money laundering laws, rules, regulations, treaties or other restrictions, or on behalf of any suspected terrorist or terrorist organization, suspected drug trafficker, or senior foreign political figure(s) suspected of engaging in corruption, the Fund, the Investment Manager or such governmental agency may freeze the assets of such person or entity invested in the Fund or suspend the repurchase of Shares. The Fund may also be required to, or deem it necessary or advisable to, remit or transfer those assets to a governmental agency, in some cases without prior notice to the investor.

CALCULATION OF NET ASSET VALUE

General

The Administrator calculates the Fund’s NAV following the close of regular trading on the NYSE, generally 4:00 p.m. Eastern Time, on each day the NYSE is open for trading, and at such other times as the Board may determine, including in connection with repurchases of Shares, in accordance with the procedures described below or as may be determined from time to time in accordance with policies established by the Board.

The Board has approved the delegation of the day-to-day responsibility for determining the fair value of Fund investments in accordance with valuation procedures approved by the Board (the “Valuation Procedures”) to the Investment Manager as valuation designee (in such capacity, the “Valuation Designee”).

Investments in securities that are listed on the NYSE are valued, except as indicated below, at the last sale price reflected at the close of the NYSE on the business day as of which such value is being determined. If there has been no sale on such day, the securities are valued at the mean of the closing bid and asked prices for the day or, if no asked price is available, at the bid price. Securities not listed on the NYSE but listed on other domestic or foreign securities exchanges are valued in a similar manner. Securities traded on more than one securities exchange are valued at the last sale price on the business day as of which such value is being determined as reflected on the tape at the close of the exchange representing the principal market for such securities.

As a general matter, to value the Fund’s investments, the Valuation Designee will use current market values when available, and otherwise value the Fund’s investments with fair value methodologies that the Valuation Designee believes to be consistent with those used by the Fund for valuing its investments. These fair value calculations will involve significant professional judgment by the Valuation Designee in the application of both observable and unobservable attributes, and it is possible that the fair value determined for a security may differ materially from the value that could be realized upon the sale of the security. There is no single standard for determining fair value of an investment. Likewise, there can be no assurance that the Fund will be able to purchase or sell an investment at the fair value price used to calculate the Fund’s NAV.

The Valuation Designee will monitor the valuations of Fund investments and review any material concerns with the Board.

Suspension of Calculation of Net Asset Value

As noted above, the Administrator calculates the Fund’s NAV as of the close of business on each business day. However, there may be circumstances where it may not be practicable to determine a NAV, including, but not limited to during any period when the principal stock exchanges for securities in which the Fund has invested its assets are closed other than for weekends and customary holidays (or when trading on such exchanges is restricted or suspended), or an emergency exists as determined by the SEC, making securities sales or determinations of NAV not practicable, or the SEC permits a delay for the protection of shareholders. In such circumstances, the Board (after consultation with the Investment Manager) may suspend the calculation of NAV. The Fund will not accept subscriptions for Shares if the calculation of NAV is suspended, and the suspension may require the termination of a pending repurchase offer by the Fund (or the postponement of the Repurchase Pricing Date for a repurchase offer). Notwithstanding a suspension of the calculation of NAV, the Fund will be required to determine the value of its assets and report NAV in its semi-annual and annual reports to Shareholders and in its reports on Form N-PORT filed with the SEC after the end of the first and third quarters of the Fund’s fiscal year. The Administrator will resume calculation of the Fund’s NAV after the Board (in consultation with the Investment Manager) determines that conditions no longer require suspension of the calculation of NAV.

TAXES

The following is a summary of certain material federal income tax consequences of acquiring, holding and disposing of Shares. Because the federal income tax consequences of investing in the Fund may vary from Shareholder to Shareholder depending on each Shareholder’s unique federal income tax circumstances, this summary does not attempt to discuss all potential of the federal income tax consequences of such an investment. Among other things, except in certain limited cases, this summary does not purport to deal with persons in special situations (such as financial institutions, insurance companies, entities exempt from federal income tax, RICs, dealers in commodities and securities, pass through entities, and, except to the extent discussed below, non-U.S. persons). Further, to the limited extent this summary discusses possible foreign, state and local income tax consequences, it does so in a very general manner. Finally, this summary does not purport to discuss federal tax consequences (such as estate and gift tax consequences) other than those arising under the federal income tax laws. You are therefore urged to consult your tax advisers to determine the federal, state, local and foreign tax consequences of acquiring, holding and disposing of Shares.

The following summary is based upon the Code as well as administrative regulations and rulings and judicial decisions thereunder, as of the date hereof, all of which are subject to change at any time (possibly on a retroactive basis). Accordingly, no assurance can be given that the tax consequences to the Fund or its shareholders will continue to be as described herein.

The Fund has not sought or obtained a ruling from the IRS (or any other federal, state, local or foreign governmental agency) or an opinion of legal counsel as to any specific federal, state, local or foreign tax matter that may affect the Fund or its shareholders. Accordingly, although this summary is considered to be a correct interpretation of applicable law, no assurance can be given that a court or taxing authority will agree with such interpretation or with the tax positions taken by the Fund.

Except where specifically noted, this summary relates solely to U.S. Shareholders. A U.S. Shareholder for purposes of this discussion is a person who is a citizen or a resident alien of the U.S., a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) organized under the laws of the U.S. or any political subdivision thereof, an estate whose income is subject to U.S. federal income tax regardless of its source or a trust if: (i) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust or (ii) the trust has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Taxation of the Fund

The Fund has elected to be treated as a RIC under federal income tax law. As a RIC, the Fund will generally not be subject to federal corporate income taxes, provided that it distributes out to Shareholders its taxable income and gain each year. To qualify for treatment as a RIC, the Fund must meet three important tests each year.

First, the Fund must derive with respect to each taxable year at least 90% of its gross income from dividends, interest, certain payments with respect to securities loans, gains from the sale or other disposition of stock or securities or foreign currencies, other income derived with respect to its business of investing in such stock, securities or currencies, or net income derived from interests in qualified publicly traded partnerships. It should be noted that to the extent the Fund earns any fees from the origination of loans, such fee income will generally not be included as income that satisfies the 90% test described in the preceding sentence.

Second, generally, at the close of each quarter of its taxable year, at least 50% of the value of the Fund’s assets must consist of cash and cash items, U.S. government securities, securities of other RICs, and securities of other issuers (as to which the Fund has not invested more than 5% of the value of its total assets in securities of the issuer and as to which the Fund does not hold more than 10% of the outstanding voting securities of the issuer), and no more than 25% of the value of the Fund’s total assets may be invested in the securities of (1) any one issuer (other than U.S. government securities and securities of other RICs), (2) two or more issuers that the Fund controls and which are engaged in the same or similar trades or businesses, or (3) one or more qualified publicly traded partnerships.

Third, the Fund must distribute an amount equal to at least the sum of 90% of its investment company taxable income (net investment income and the excess of net short-term capital gain over net long-term capital loss) and 90% of its net tax-exempt interest income, if any, for the year.

To the extent that the Fund invests in Underlying Funds that are partnerships for federal income tax purposes (other than qualified publicly traded partnerships), the Fund will generally need to take into account its proportionate share of the income and assets of those underlying funds for purposes of these three tests.

The Fund intends and expects to comply with these three requirements each year, but there can be no assurance that this will always be the case. If for any taxable year the Fund were not to qualify as a RIC, all its taxable income would be subject to income tax at regular corporate rates without any deduction for distributions to Shareholders. In that event, all taxable Shareholders would recognize dividend income on distributions to the extent of the Fund’s current and accumulated earnings and profits, although Shareholders that are corporations could be eligible for the dividends-received deduction.

The Code imposes a nondeductible 4% excise tax on RICs that fail to distribute each year an amount equal to specified percentages of their ordinary taxable income and capital gain net income (excess of capital gains over capital losses). The Fund intends to make sufficient distributions or deemed distributions each year to avoid liability for this excise tax, although no assurance can be given that this will always be the case.

Certain of the Fund’s investments will require the Fund to recognize taxable income in a taxable year in excess of the cash generated on those investments during that year. In particular, a significant portion of the Fund’s investments may consist of investments in entities that are treated as partnerships for federal income tax purposes and in many cases may generate taxable income in a year that exceeds the amount of the cash distributions made by the entities during the year. Moreover, the Fund may invest, directly or indirectly, in debt obligations that will be treated as having OID for U.S. federal income tax purposes. Additionally, some of the CLOs in which the Fund may invest may constitute PFICs, or under certain circumstances, controlled foreign corporations, and the Fund may invest in other PFICs. Because the Fund may be required to recognize income in respect of these investments before, or without receiving, cash representing such income, the Fund may have difficulty satisfying the annual distribution requirements applicable to RICs and avoiding Fund-level U.S. federal income and/or excise taxes. Accordingly, the Fund may be required to sell assets, including at potentially disadvantageous times or prices, raise additional debt or equity capital, make taxable distributions of its Shares or debt securities, or reduce new investments, to obtain the cash needed to make income distributions and/or meet repurchase requests. If the Fund liquidates assets to raise cash, the Fund may realize gain or loss on such liquidations; in the event the Fund realizes net capital gains from such liquidation transactions, the Shareholders may receive larger capital gain distributions than they would in the absence of such transactions. Additionally, liquidation of Fund assets in order to meet Share redemptions may impact the Fund’s ability to qualify as a RIC under the Code as described above.

The Fund may invest a portion of its net assets in below investment grade instruments or in pass-through entities holding such instruments. Investments in these types of instruments may present special tax issues for the Fund. Moreover, federal income tax rules are not entirely clear about issues such as when the Fund may cease to accrue interest, OID or market discount, when and to what extent deductions may be taken for bad debts or worthless instruments, how payments received on obligations in default should be allocated between principal and income and whether exchanges of debt obligations in a bankruptcy or workout context are taxable. These and other issues would need to be addressed by the Fund to attempt to seek to ensure that it distributes sufficient income that it does not become subject to corporate income or excise tax.

Distributions to Shareholders. The Fund intends to accrue dividends daily (Saturdays, Sundays and holidays included) and to distribute as of the last business Day of each quarter. If a quarter begins on a Saturday, Sunday, or holiday, dividends for those days are accrued and distributed at the end of the preceding quarter. Income dividends begin accruing the day after a purchase is processed by the Fund or its agents. If Shares are redeemed by a Shareholder, such Shareholder will receive all dividends accrued through the day the redemption is processed by the Fund or its agents. The Fund may pay distributions from sources that may not be available in the future and that are unrelated to the Fund’s performance, such as from offering proceeds and/or borrowings. When distributions are paid from offering proceeds and/or borrowings, they may constitute a return of capital for Federal income tax purposes and reduce the amount of capital available to the Fund for investment. Shareholders should note that a return of capital will reduce the tax basis of their shares and potentially increase the taxable gain, if any, upon disposition of their shares, even if the shares are sold at a loss. Distributions of net capital gains are normally accrued and distributed in December. The Fund’s distributions will vary based on the performance of its Underlying Funds. The distributions may be modified by the Board from time to time.

In general, distributions will be taxable to you for federal, state and local income tax purposes unless you are a tax-exempt entity, such as a tax-exempt organization or a qualified retirement plan or individual retirement account.

Distributions are taxable whether they are received in cash or reinvested in Shares. Each Shareholder whose Shares are registered in the Shareholder’s own name will automatically be a participant under the Fund’s dividend reinvestment program (the “DRIP”) and have all income dividends and capital gains distributions automatically reinvested in Shares priced at the then-current NAV unless such Shareholder, at any time, specifically elects to receive income dividends and/or capital gains distributions in cash. Shareholders who elect not to participate in the DRIP will receive all distributions in cash paid to the shareholder of record (or, if the shares are held in street or other nominee name, then to such nominee). Distributions are made at the class level, so they may vary from class to class within the Fund. A taxpaying Shareholder receiving Shares under the DRIP instead of cash distributions will generally owe taxes as a result of the distribution and, because Fund Shares are generally illiquid, may need other sources of funds to pay any taxes. Fund distributions attributable to net investment income and short-term capital gains will generally be taxable to you as ordinary income.

Fund distributions, if any, that are attributable to “qualified dividend income” or “net long-term capital gains” earned by the Fund would be taxable to non-corporate Shareholders at the reduced rates applicable to net long-term capital gains. The Fund does not anticipate, however, that a significant portion of its distributions is likely to be attributable to “qualified dividend income” or net long-term capital gains.

Shareholders are generally taxed on any dividends from the Fund in the year they are actually received, except that dividends declared in October, November or December of a year, and paid in January of the following year, will generally be treated for federal income tax purposes as having been paid to Shareholders on December 31st of the year in which the dividend was declared.

Shareholders should contact the Fund’s Administrator, Ultimus Fund Solutions, LLC at (833) 836-0206 or P.O. Box 541150, Omaha, NE 68154, to make elections to receive income dividends and/or capital distributions in cash; to terminate their participation in the program; and for any other inquiries related to the DRIP.

Certain Withholding Taxes. The Fund may be subject to taxes, including foreign withholding taxes, attributable to investments of the Fund. If at the close of the Fund’s taxable year more than 50% of the value of its assets were to consist of foreign stock or securities, the Fund will be eligible to elect, for federal income tax purposes, to treat certain foreign taxes paid by it, including generally any withholding and other foreign income taxes, as paid by Shareholders. The Fund does not expect to be able to make such an election.

Sales and Redemptions. Shareholders will recognize taxable gain or loss on the repurchase of Shares held by the Shareholder through the Fund’s repurchase program in an amount equal to the difference between the Shareholder’s tax basis in the Shares and the amount the Shareholder receives for them. Generally, this gain or loss will be long-term or short-term depending on whether the holding period exceeds 12 months. A loss recognized by a Shareholder upon the repurchase of Shares held for six months or less will be recharacterized as a long-term capital loss rather than a short-term capital loss to the extent of any capital gains dividends received by the Shareholder on the Shares during that holding period. Additionally, any loss realized on a repurchase of Shares may be disallowed under “wash sale” rules to the extent the Shares repurchased are replaced with other Shares within a period of 61 days beginning 30 days before and ending 30 days after the Shares are repurchased, such as pursuant to a dividend reinvestment in Shares. If disallowed, the loss will be reflected in an increase to the basis of the Shares acquired.

The Fund is required to determine and report to the IRS the cost basis of Shares repurchased through the Fund’s repurchase program in addition to reporting the amount received from the others. The Fund has elected to use the First In, First Out (“FIFO”) method as the default cost basis reporting method unless a Shareholder instructs it to use a different method for purposes of determining such Shareholder’s Share cost basis or chooses to specifically identify Shares at the time of each repurchase. If a Shareholder’s account is held by a broker or other adviser, the broker may select a different default method. In these cases, Shareholders should contact the holder of the Shares to obtain information with respect to the available methods and elections for such accounts. Shareholders should carefully review the cost basis information provided by the Fund and make any additional basis, holding period or other adjustments that are required when reporting these amounts on federal and state income tax returns.

IRAs and Other Tax Qualified Plans. In general, dividends received and gain or loss realized with respect to Shares held in an IRA or other tax qualified plan will not be currently taxable unless the Shares were acquired with borrowed funds.

U.S. Tax Treatment of Non-U.S. Shareholders. Nonresident aliens, foreign corporations and other foreign investors may be subject to a 30% withholding tax on some of the Fund’s dividends. However, dividends attributable to U.S.-source interest income of the Fund or to capital gains recognized by the Fund may qualify for exemption from that withholding tax. Any applicable withholding tax may also be reduced (and, in some cases, eliminated) under an applicable tax treaty between the United States and a Shareholder’s country of residence or incorporation, provided that the Shareholder furnishes the Fund with a properly completed IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable, to establish entitlement for these treaty benefits.

A foreign investor will generally not be subject to U.S. tax on gains realized on sales or exchanges of Fund Shares unless the investment in the Fund is connected to a trade or business of the investor in the United States or if the investor is present in the United States for 183 days or more in a year and certain other conditions are met.

In addition, the Fund will be required to withhold 30% tax on certain payments to foreign entities that do not provide an IRS Form W-8BEN-E that evidences their compliance with, or exemption from, specified information reporting requirements under the Foreign Account Tax Compliance Act.

All foreign investors should consult their own tax advisors regarding the tax consequences of an investment in the Fund in their country of residence.

State and Local Taxes. In addition to the U.S. federal income tax consequences summarized above, you may be subject to state and local taxes on distributions, sales, exchanges, and redemptions. State income taxes may not apply, however, to the portions of the Fund’s distributions, if any, that are attributable to interest on U.S. government securities.

Backup Withholding. Under applicable “backup withholding” requirements, the Fund may be required in certain cases to withhold and remit to the IRS a percentage of taxable dividends or gross proceeds realized upon sale payable to Shareholders who have failed to provide a correct tax identification number in the manner required, or who are subject to withholding by the IRS for failure to properly include on their return payments of taxable interest or dividends, or who have failed to certify to the Fund that they are not subject to backup withholding when required to do so or that they are “exempt recipients.” The amount of any backup withholding from a payment to a Shareholder will be allowed as a credit against the Shareholder’s U.S. federal income tax liability and may entitle such a Shareholder to a refund, provided that the required information is timely furnished to the IRS.

ERISA AND CODE CONSIDERATIONS

Persons who are fiduciaries with respect to an employee benefit plan or other arrangements subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (an “ERISA Plan”), certain IRAs, or certain Keogh plans, should consider, among other things, the matters described below before determining whether to invest in the Fund. ERISA imposes certain general and specific responsibilities on persons who are fiduciaries with respect to an ERISA Plan, including prudence, diversification, the avoidance of prohibited transactions, and other standards. In determining whether a particular investment is appropriate for an ERISA Plan, U.S. Department of Labor regulations provide that a fiduciary of the ERISA Plan must give appropriate consideration to, among other things, the role that the investment plays in the ERISA Plan’s portfolio, whether the investment is designed reasonably to further the ERISA Plan’s purposes, the risk and return factors, the portfolio’s composition with regard to diversification, the liquidity and current total return of the portfolio relative to the anticipated cash flow needs of the ERISA Plan and the proposed investment, the income taxes (if any) attributable to the investment, and the projected return of the investment relative to the ERISA Plan’s funding objectives. Before investing the assets of an ERISA Plan in the Fund, an ERISA Plan fiduciary should determine whether such an investment is consistent with ERISA’s fiduciary responsibilities and the foregoing considerations. If a fiduciary with respect to any such ERISA Plan breaches such responsibilities with regard to selecting an investment or an investment course of action for such ERISA Plan, the fiduciary may be held personally liable for losses incurred by the ERISA Plan as a result of such breach. Non-ERISA-covered IRAs and Keogh plans and other arrangements not subject to ERISA, but subject to the prohibited transaction rules of Section 4975 of the Code (“Code Plans”; together with ERISA Plans, “Plans”), should determine whether an investment in the Fund will violate those rules.

Because the Fund is registered as an investment company under the Investment Company Act, the underlying assets of the Fund will not be considered “plan assets” of the Plans investing in the Fund for purposes of ERISA’s fiduciary responsibility rules and ERISA and the Code’s prohibited transaction rules. Thus, the Investment Manager will not be a fiduciary within the meaning of ERISA and the Code with respect to the assets of any Plan that becomes a Shareholder of the Fund, solely as a result of the Plan’s investment in the Fund.

Certain prospective ERISA Plan investors may currently maintain relationships with the Investment Manager or with other entities that are affiliated with the Investment Manager. Each of such persons may be deemed to be a party in interest to, a disqualified person of, and/or a fiduciary of any ERISA Plan to which it provides investment management, investment advisory, or other services. ERISA and the Code prohibit ERISA Plan assets from being used for the benefit of a party in interest or disqualified person and also prohibit a fiduciary from using its position to cause the ERISA Plan to make an investment from which it or certain third parties in which such fiduciary has an interest would receive a fee or other consideration. ERISA Plan investors should consult with legal counsel to determine if participation in the Fund is a transaction that is prohibited by ERISA or the Code. ERISA Plan fiduciaries will be required to represent that the decision to invest in the Fund was made by them as fiduciaries that are independent of such affiliated persons, that they are duly authorized to make such investment decisions, and that they have not relied on any individualized advice or recommendation of such affiliated persons as a primary basis for the decision to invest in the Fund.

The provisions of ERISA and the Code are subject to extensive and continuing administrative and judicial interpretation and review. The discussion of ERISA and the Code contained herein is, of necessity, general and may be affected by the future publication or the future applicability of final regulations and rulings. Potential investors should consult with their legal advisers regarding the consequences under ERISA and the Code of the acquisition and ownership of Shares.

DESCRIPTION OF SHARES

The Fund is authorized to offer an unlimited amount of Shares. The Fund has been granted exemptive relief by the SEC permitting it to offer multiple classes of Shares. This Prospectus describes three separate classes of Shares designated as Class I Shares, Class D Shares, and Class A Shares. Currently, only Class I Shares are available for purchase. The Fund’s repurchase offers will be made to all of its classes of Shares at the same time, in the same proportional amounts and on the same terms, except for differences in NAVs resulting from differences in fees under a distribution and/or service plan or in class expenses.

PURCHASING SHARES

Purchase Of Shares

Investors may purchase Shares directly from the Fund in accordance with the instructions below. Investors will be assessed fees for returned checks and stop payment orders at prevailing rates charged by the Administrator. The returned check and stop payment fee is currently $25. Investors may buy and sell Shares of the Fund through financial intermediaries. Orders will be priced at the appropriate price next computed after it is received by a financial intermediary and accepted by the Fund. A financial intermediary may hold Shares in an omnibus account in the financial intermediary’s name or the financial intermediary may maintain individual ownership records. The Fund may pay the financial intermediary for maintaining individual ownership records as well as providing other shareholder services. Financial intermediaries may charge fees for the services they provide in connection with processing your transaction order or maintaining an investor’s account with them. Investors should check with their Financial intermediary to determine if it is subject to these arrangements. Financial intermediaries are responsible for placing orders correctly and promptly with the Fund and forwarding payment promptly. Orders transmitted with a financial intermediary before the close of regular trading (generally 4:00 p.m., Eastern Time) on a day that the NYSE is open for business, will be priced based on the Fund’s NAV next computed after it is received by the financial intermediary.

The Fund has authorized one or more brokers to receive on its behalf purchase orders. Such brokers are authorized to designate other intermediaries to receive purchase orders on the Fund’s behalf. The Fund will be deemed to have received a purchase order when an authorized broker, or if applicable, a broker’s authorized designee, receives the order. Customer orders will be priced at the Fund’s NAV next computed after they are received by an authorized broker or the broker’s authorized designee.

Investors may purchase Shares through a broker-dealer or financial intermediary that may establish different minimum investment requirements than the Fund and may also independently charge transaction fees and additional amounts (which may vary) in return for its services, which will reduce an investor’s return. Shares purchased through a broker-dealer or financial intermediary will normally be held in an investor’s account with that firm.

The availability of sales charge waivers, discounts, and/or breakpoints may depend on the particular financial intermediary or type of account through which an investor purchases or holds Shares. Investors should contact their financial intermediary for more information regarding applicable sales charge waivers and discounts available to them and the financial intermediary’s related policies and procedures.

If an investment is made through an IRA, Keogh plan or 401(k) plan, an approved trustee must process and forward the subscription to the Fund. In such case, the Fund will send the confirmation and notice of its acceptance to the trustee.

By Mail

To make an initial purchase by mail, complete an account application and mail the application, together with a check made payable to Nomura Alternative Income Fund to:

Regular Mail: Nomura Alternative Income Fund c/o Ultimus Fund Solutions, LLC P.O. Box 46707 Cincinnati, OH 45246	Overnight Mail: Nomura Alternative Income Fund c/o Ultimus Fund Solutions, LLC 225 Pictoria Drive, Suite 450 Cincinnati, OH 45246

All checks must be in US Dollars drawn on a domestic bank. The Fund will not accept payment in cash or money orders. The Fund may accept cashier’s checks in amounts greater than $1,000. To prevent check fraud, the Fund will neither accept third party checks, Treasury checks, credit card checks, traveler’s checks or starter checks for the purchase of shares, nor post-dated checks, postdated online bill pay checks, or any conditional purchase order or payment.

The transfer agent will charge a $25 fee against an investor’s account, in addition to any loss sustained by the Fund, for any payment that is returned. It is the policy of the Fund not to accept applications under certain circumstances or in amounts considered disadvantageous to Shareholders. The Fund reserves the right to reject any application.

Purchase Terms

The minimum initial investment in Class I Shares by any investor is $1,000,000; the minimum initial investment in Class D by any investor is $25,000; and the minimum initial investment in Class A by any investor is $25,000. The minimum additional investment in the Fund by any Shareholder is $5,000. The Fund reserves the right, in its sole discretion, to waive the investment minimums below $25,000 for (i) current Trustees and officers of the Fund and (ii) officers and employees of the Investment Manager and its affiliates. In addition, the minimum initial investment may be waived by the Board for certain investors based on its consideration of the investor’s overall relationship with the Investment Manager or selling agent, including consideration of the aggregate value of all accounts of clients of a selling agent investing in the Fund for purposes of satisfying the minimum initial investment. The Shares were initially issued at $10 per share, and thereafter, the Shares are continuously offered at a purchase price for each class of Shares based on the NAV per Share of that Class as of the date such Shares are purchased.

Class A Shares are sold at the public offering price, which is the NAV plus an initial maximum sales charge, which varies with the amount you invest as shown in the following chart. This means that part of your investment in the Fund will be used to pay the sales charge.

Class A Shares - Sales Charge Schedule

Your Investment	Front-End Sales Charge As a % Of Offering Price*	Front-End Sales Charge As a % Of Net Investment	Dealer Reallowance As a % of Offering Price
Up to $99,999	5.75%	6.1%	5%
$100,000 - $249,999	4.75%	4.99%	4%
$250,000 - $499,999	3.75%	3.9%	3%
$500,000 - $999,999	2.5%	2.56%	2%
$1 million or more	1.5%	1.52%	1%

*	The offering price includes the sales charge.

Class I Shares and Class D Shares are not subject to an initial sales charge.

Shares will generally be offered for purchase on each business day, except that Shares may be offered less frequently as determined by the Fund in its sole discretion. The Board may also suspend or terminate offerings of Shares at any time.

Except as otherwise permitted by the Board, initial and subsequent purchases of Shares will be payable in cash. Orders will be priced at the appropriate price next computed after the order is received by the Administrator. The Fund reserves the right, in its sole discretion, to accept or reject any subscription to purchase Shares in the Fund at any time. In the event that cleared funds and/or a properly completed investor application are not received from a prospective investor prior to the cut-off times pertaining to a particular offering, the Fund may hold the relevant funds and investor application for processing in the next offering.

In general, an investment will be accepted if a completed investor application and funds are received in good order in advance of the cut-off dates identified in a particular offering. The Fund reserves the right to reject, in its sole discretion, any request to purchase Shares in the Fund at any time.

Letters of Intent

The letter of intent allows you to count all investments within a 13-month period in Class A Shares of the Fund as if you were making them all at once for the purposes of calculating the applicable reduced sales charges. The minimum initial investment under a letter of intent is 5% of the total letter of intent amount.

The letter of intent does not preclude the Fund from discontinuing sales of its shares. You may include a purchase not originally made pursuant to a letter of intent under a letter of intent entered into within 90 days of the original purchase. To determine the applicable sales charge reduction, you also may include (1) the cost of Class A Shares of the Fund which were previously purchased at a price including a front end sales charge during the 90-day period prior to the Distributor receiving the letter of intent, and (2) the historical cost of shares of other funds you currently own acquired in exchange for Class A Shares, respectively, that the Fund purchased during that period at a price including a front-end sales charge. You may combine purchases and exchanges by family members (as defined by your financial intermediary) for purposes of the letter of intent. You should retain any records necessary to substantiate historical costs because the Fund, the transfer agent and any financial intermediaries may not maintain this information. Shares acquired through reinvestment of dividends are not aggregated to achieve the stated investment goal.

Right of Accumulation

For the purposes of determining the applicable reduced sales charge, the right of accumulation may allow you to include prior purchases of Class A Shares of the Fund, as well as reinvested distributions, as part of your current investment.

In order for your purchases and holdings to be aggregated for purposes of qualifying for such discount, they must have been made through one financial intermediary and you must provide sufficient information to your financial intermediary at the time of initial purchase of shares that qualify for the right of accumulation to permit verification that the purchase qualifies for the reduced sales charge.

DERIVATIVE ACTIONS/EXCLUSIVE FORUM

No person, other than a Trustee, who is not a Shareholder, will be entitled to bring any derivative action, suit or other proceeding on behalf of the Fund. Except for claims asserted under the U.S. federal securities laws including, without limitation, the Investment Company Act, no shareholder may maintain a derivative action on behalf of the Fund unless holders of at least ten percent (10%) of the outstanding shares join in the bringing of such action. Notwithstanding the foregoing, neither of the preceding provisions governing derivative actions will apply to claims brought under the federal securities laws.

In addition to the requirements set forth in Section 3816 of the Delaware Statutory Trust Act, a Shareholder may bring a derivative action on behalf of the Fund or any class of the Fund only if the following conditions are met: (a) the Shareholder or Shareholders must make a pre-suit written demand upon the Trustees to bring the subject action unless an effort to cause the Trustees to bring such an action is not likely to succeed; and a demand on the Trustees shall only be deemed not likely to succeed and therefore excused if a majority of the Trustees, or a majority of any committee established to consider the merits of such action, has a personal financial interest in the transaction at issue, and a Trustee shall not be deemed interested in a transaction or otherwise disqualified from ruling on the merits of a Shareholder demand by virtue of the fact that such Trustee receives remuneration for his service as a Trustee of the Fund or as a trustee or director of one or more investment companies that are under common management with or otherwise affiliated with the Fund; and (b) unless a demand is not required under clause (a) above, the Trustees must be afforded a reasonable amount of time to consider such Shareholder request and to investigate the basis of such claim; and the Trustees shall be entitled to retain counsel or other advisers in considering the merits of the request and shall require an undertaking by the Shareholders making such request to reimburse the Fund for the expense of any such advisers in the event that the Trustees determine not to bring such action. For purposes of this paragraph, the Trustees may designate a committee of one Trustee to consider a Shareholder demand if necessary to create a committee with a majority of Trustees who do not have a personal financial interest in the transaction at issue. If the demand for derivative action has been considered by the Board of Trustees, and a majority of the Independent Trustees, after considering the merits of the claim, has determined that maintaining a suit would not be in the best interests of the Fund or the affected class, as applicable, the complaining Shareholders shall be barred from commencing the derivative action. If upon such consideration the appropriate members of the Board of Trustees determine that such a suit should be maintained, then the appropriate officers of the Fund shall commence initiation of that suit and such suit shall proceed directly rather than derivatively. The Declaration of Trust provides that the foregoing provisions will not apply to claims brought under the federal securities laws.

The Fund’s Amended and Restated By-Laws provide that each Shareholder irrevocably agrees that any claims, suits, actions or proceedings arising out of or relating in any way to the Fund will be exclusively brought in the Court of Chancery of the State of Delaware or, if such court does not have subject matter jurisdiction, then any other court in the State of Delaware with subject matter jurisdiction, and irrevocably waives any right to trial by jury. The exclusive forum provision may require shareholders to bring an action in an inconvenient or less favorable forum. The exclusive forum and jury waiver provisions do not apply to claims arising under the Federal securities laws.

TERM, DISSOLUTION AND LIQUIDATION

The Fund may be dissolved upon approval of a majority of the Trustees. Upon the liquidation of the Fund, its assets will be distributed first to satisfy (whether by payment or the making of a reasonable provision for payment) the debts, liabilities and obligations of the Fund, including actual or anticipated liquidation expenses, other than debts, liabilities or obligations to Shareholders, and then to the Shareholders proportionately in accordance with the amount of Shares that they own. Assets may be distributed in-kind on a proportionate basis if the Board or liquidator determines that the distribution of assets in-kind would be in the interests of the Shareholders in facilitating an orderly liquidation.

REPORTS TO SHAREHOLDERS

The Fund will furnish to Shareholders as soon as practicable after the end of each of its taxable years such information as is necessary for them to complete U.S. federal and state income tax or information returns, along with any other tax information required by law. The Fund provides Shareholders an unaudited semi-annual and an audited annual report within 60 days after the close of the period for which the report is being made, or as otherwise required by the Investment Company Act.

FISCAL YEAR

The Fund’s fiscal year is the 12-month period ending on March 31. The Fund’s taxable year is the 12-month period ending on September 30.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM; LEGAL COUNSEL

Cohen & Company, Ltd., located at 1835 Market Street, Suite 310, Philadelphia, Pennsylvania 19103, serves as the independent registered public accounting firm of the Fund.

Faegre Drinker Biddle & Reath LLP, One Logan Square, Suite 2000, Philadelphia, PA 19103-6996, serves as counsel to the Fund.

INQUIRIES

Inquiries concerning the Fund and Shares (including procedures for purchasing Shares) should be directed to the Fund’s Administrator, Ultimus Fund Solutions, LLC at (833) 836-0206 or P.O. Box 46707, Cincinnati, OH 45246.

NOMURA ALTERNATIVE INCOME FUND

c/o Ultimus Fund Solutions, LLC

225 Pictoria Drive, Suite 450

Cincinnati, OH 45246

Investment Manager Nomura Capital Management LLC Worldwide Plaza, 309 West 49th Street New York, New York 10019-7316	Sub-Adviser Nomura Corporate Research and Asset Management Inc. Worldwide Plaza, 309 West 49th Street New York, New York 10019-7316

Transfer Agent / Administrator Ultimus Fund Solutions, LLC 4221 North 203rd Street, Suite 100 Elkhorn, Nebraska 68022-3474	Custodian Bank U.S. Bank, N.A. 1555 North Rivercenter Drive, Suite 302 Milwaukee, Wisconsin 53212

Distributor Foreside Financial Services, LLC, Three Canal Plaza, Suite 100 Portland, Maine 04191	Independent Registered Public Accounting Firm Cohen & Company, Ltd. 1835 Market St., Suite 310 Philadelphia, Pennsylvania 19103

Fund Counsel Faegre Drinker Biddle & Reath LLP One Logan Square, Suite 2000 Philadelphia, Pennsylvania 19103-6996

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STATEMENT OF ADDITIONAL INFORMATION

Nomura Alternative Income Fund
Class I Shares NAIFX
Class D Shares NAIHX
Class A Shares NAIPX

July 28, 2025

c/o Ultimus Fund Solutions, LLC
225 Pictoria Drive, Suite 450
Cincinnati, OH 45246

This Statement of Additional Information (“SAI”) is not a prospectus. This SAI relates to and should be read in conjunction with the prospectus (the “Prospectus”) of the Nomura Alternative Income Fund (the “Fund”) dated July 28, 2025, as it may be further amended or supplemented from time to time. This SAI is incorporated by reference in its entirety into the Prospectus. The Fund’s audited financial statements and financial highlights appearing in the Annual Report to Shareholders for the fiscal year ended March 31, 2025 (the “Annual Report”) are incorporated by reference into this SAI. No other part of the Annual Report is incorporated by reference herein. A copy of the Prospectus (as well as the Fund’s Annual Report and Semi-Annual Report) may be obtained without charge by contacting the Fund at the telephone number or address set forth above. You may also obtain the Prospectus, Annual Report and Semi-Annual Report by visiting the Fund’s website at funds.nomuracapitalmanagement.com.

This SAI is not an offer to sell shares of beneficial interest of the Fund (“Shares”) and is not soliciting an offer to buy Shares in any state where the offer or sale is not permitted.

Capitalized terms not otherwise defined herein have the same meaning set forth in the Prospectus.

Shares are distributed by Foreside Financial Services, LLC (“Distributor”) to institutions and financial intermediaries who may distribute Shares to clients and customers (including affiliates and correspondents) of the Fund’s investment adviser, and to clients and customers of other organizations. The Prospectus, which is dated July 28, 2025, provides basic information investors should know before investing. This SAI is intended to provide additional information regarding the activities and operations of the Fund and should be read in conjunction with the Prospectus.

TABLE OF CONTENTS

GENERAL INFORMATION	1
INVESTMENT POLICIES AND PRACTICES	1
FUNDAMENTAL POLICIES	1
BOARD OF TRUSTEES AND OFFICERS	3
INDEPENDENT TRUSTEES	4
INTERESTED TRUSTEES AND OFFICERS	5
CODES OF ETHICS	9
INVESTMENT MANAGEMENT AND OTHER SERVICES	9
BROKERAGE	12
TAX MATTERS	13
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM; LEGAL COUNSEL	14
ADMINISTRATOR	14
CUSTODIAN	14
DISTRIBUTOR	15
PROXY VOTING POLICIES AND PROCEDURES	15
CONTROL PERSONS AND PRINCIPAL SHAREHOLDERS	15
FINANCIAL STATEMENTS	15
ADDITIONAL INFORMATION	15
APPENDIX A - PROXY VOTING POLICIES AND PROCEDURES	A-1

GENERAL INFORMATION

Nomura Alternative Income Fund (the “Fund”) is a Delaware statutory trust organized on August 24, 2022, and is a non-diversified, closed-end management investment company registered under the Investment Company Act of 1940, as amended (the “Investment Company Act”). The Fund operates as an interval fund.

INVESTMENT POLICIES AND PRACTICES

The investment objective of the Fund, as well as the principal investment strategies of the Fund and the principal risks associated with such investment strategies, are set forth in the Prospectus. Certain additional information regarding the investment program of the Fund is set forth below.

FUNDAMENTAL POLICIES

The Fund’s fundamental policies, which are listed below, may only be changed by the affirmative vote of a majority of the outstanding voting securities of the Fund. No other policy is a fundamental policy of the Fund, except as expressly stated. As defined by the Investment Company Act, the vote of a “majority of the outstanding voting securities of the Fund” means the vote, at an annual or special meeting of the Shareholders of the Fund, duly called, (i) of 67% or more of the Shares represented at such meeting, if the holders of more than 50% of the outstanding Shares are present in person or represented by proxy or (ii) of more than 50% of the outstanding Shares, whichever is less.

Fundamental Policies:

The Fund may:

(1) borrow money and issue senior securities (as defined under the Investment Company Act), except as prohibited under the Investment Company Act, the rules and regulations thereunder (except as permitted by an exemption therefrom), as such statute, rules or regulations may be amended or interpreted by the Securities and Exchange Commission (“SEC”) from time to time.

(2) underwrite securities issued by other persons, except as prohibited under the Investment Company Act, the rules and regulations thereunder (except as permitted by an exemption therefrom), as such statute, rules or regulations may be amended or interpreted by the SEC from time to time.

(3) make loans, except as prohibited under the Investment Company Act, the rules and regulations thereunder (except as permitted by an exemption therefrom), as such statute, rules or regulations may be amended or interpreted by the SEC from time to time.

(4) purchase or sell commodities and commodity contracts or real estate and real estate mortgage loans, except as prohibited under the Investment Company Act, the rules and regulations thereunder (except as permitted by an exemption therefrom), as such statute, rules or regulations may be amended or interpreted by the SEC from time to time.

(5) not concentrate investments in a particular industry or group of industries, as concentration is defined under the Investment Company Act, the rules and regulations thereunder or any exemption therefrom, as such statute, rules or regulations may be amended or interpreted from time to time, except that the Fund may invest without limitation in securities issued or guaranteed by the U.S. government, its agencies or instrumentalities and repurchase agreements involving such securities or tax-exempt obligations of state or municipal governments and their political subdivisions. The Fund intends to look through a private activity municipal bond whose principal and interest payments are principally derived from the assets and revenues of a non-governmental entity in order to determine the industry to which the investment should be allocated when applying the Fund’s concentration policy.

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(6) engage in short sales, purchases on margin and the writing of put and call options to the fullest extent permitted by applicable law, including the Investment Company Act, the rules or regulations thereunder or applicable orders of the SEC, as such statute, rules, regulations or orders may be amended from time to time.

With respect to these investment restrictions and other policies described in this SAI or the Prospectus, if a percentage restriction is adhered to at the time of an investment or transaction, a later change in percentage resulting from a change in the values of investments or the value of the Fund’s total assets, unless otherwise stated, will not constitute a violation of such restriction or policy.

In addition to the above, the Fund has adopted the following additional fundamental policies:

●	it will make quarterly repurchase offers for no less than 5% and not more than 25% (except as permitted by Rule 23c-3 under the Investment Company Act (“Rule 23c-3”) of the Shares outstanding at per-class net asset value (“NAV”) per Share (measured on the repurchase request deadline) less any repurchase fee, unless suspended or postponed in accordance with regulatory requirements;

●	each repurchase request deadline will be determined in accordance with Rule 23c-3, as may be amended from time to time. Currently, Rule 23c-3 requires the repurchase request deadline to be no less than 21 and no more than 42 days after the Fund sends a notification to Shareholders of the repurchase offer; and

●	each repurchase pricing date will be determined in accordance with Rule 23c-3, as may be amended from time to time. Currently, Rule 23c-3 requires the repurchase pricing date to be no later than the 14th day after a repurchase request deadline, or the next business day if the 14th day is not a business day.

THE FUND MAY CHANGE ITS INVESTMENT OBJECTIVE, POLICIES, RESTRICTIONS, STRATEGIES, AND TECHNIQUES.

Except as otherwise indicated, the Fund may change its investment objectives and any of its policies, restrictions, strategies, and techniques without Shareholder approval. The investment objectives of the Fund are not fundamental policies of the Fund and may be changed by the Board of Trustees of the Fund (the “Board” and the members thereof, “Trustees”) without the vote of a majority (as defined by the Investment Company Act) of the Fund’s outstanding Shares.

The following descriptions of the Investment Company Act may assist investors in understanding the above policies and restrictions.

Borrowing. The Investment Company Act restricts an investment company from borrowing in excess of 33⅓% of its total assets (including the amount borrowed, but excluding temporary borrowings not in excess of 5% of its total assets). Transactions that are fully collateralized in a manner that does not involve the prohibited issuance of a “senior security” within the meaning of Section 18(f) of the Investment Company Act shall not be regarded as borrowings for the purposes of the Fund’s investment restriction.

Concentration. The SEC staff has defined concentration as investing 25% or more of an investment company’s total assets in any particular industry or group of industries, with certain exceptions such as with respect to investments in obligations issued or guaranteed by the U.S. Government or its agencies and instrumentalities. For purposes of the Fund’s concentration policy, the Fund may classify and re-classify companies in a particular industry and define and re-define industries in any reasonable manner, consistent with SEC guidance.

Senior Securities. Senior securities may include any obligation or instrument issued by a fund evidencing indebtedness. The Investment Company Act generally prohibits funds from issuing senior securities, although it does provide allowances for certain borrowings, firm commitment and standby commitment agreements. In addition, Rule 18f-4 under the Investment Company Act permits the Fund to enter into derivatives transactions, notwithstanding the prohibitions and restrictions on the issuance of senior securities under the Investment Company Act, provided that the Fund complies with the conditions of Rule 18f-4.

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Underwriting. Under the Investment Company Act, underwriting securities involves an investment company purchasing securities directly from an issuer for the purpose of selling (distributing) them or participating in any such activity either directly or indirectly.

Lending. Under the Investment Company Act, an investment company may only make loans if expressly permitted by its investment policies.

BOARD OF TRUSTEES AND OFFICERS

The business operations of the Fund are managed and supervised under the direction of the Board, subject to the laws of the State of Delaware and the Fund’s Agreement and Declaration of Trust. The Board has overall responsibility for the management and supervision of the business affairs of the Fund on behalf of its Shareholders, including the authority to establish policies regarding the management, conduct and operation of its business. The Board exercises the same powers, authority and responsibilities on behalf of the Fund as are customarily exercised by the board of directors of a registered investment company organized as a corporation. The officers of the Fund conduct and supervise the daily business operations of the Fund.

The Trustees are not required to contribute to the capital of the Fund or to hold Shares. A majority of Trustees of the Board are not “interested persons” (as defined in the Investment Company Act) of the Fund (collectively, the “Independent Trustees”). Any Trustee who is not an Independent Trustee is an interested trustee (“Interested Trustee”).

The identity of Trustees of the Board and officers of the Fund, and their brief biographical information, including their addresses, their year of birth and descriptions of their principal occupations during the past five years is set forth below.

The Trustees serve on the Board for terms of indefinite duration. A Trustee’s position in that capacity will terminate if the Trustee is removed or resigns or, among other events, upon the Trustee’s death, incapacity, retirement or bankruptcy. A Trustee may resign upon written notice to the other Trustees of the Fund and may be removed either by (i) the vote of at least two-thirds of the Trustees of the Fund not subject to the removal vote or (ii) the vote of Shareholders of the Fund holding not less than two-thirds of the total number of votes eligible to be cast by all Shareholders of the Fund. In the event of any vacancy in the position of a Trustee, the remaining Trustees of the Fund may appoint an individual to serve as a Trustee so long as immediately after the appointment at least two-thirds of the Trustees of the Fund then serving have been elected by the Shareholders of the Fund. The Board may call a meeting of the Fund’s Shareholders to fill any vacancy in the position of a Trustee of the Fund and must do so if the Trustees who were elected by the Shareholders of the Fund cease to constitute a majority of the Trustees then serving on the Board.

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INDEPENDENT TRUSTEES

Name, Address and Year of Birth	Positions(s) Held with the Fund	Length of Time Served	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex* Overseen by Trustee	Other Directorships Held by Trustee During Past 5 Years
Katherine Q. Rosa Year of Birth: (1970) c/o Ultimus Fund Solutions, LLC P.O. Box 46707 Cincinnati, OH 45246	Trustee	Since Inception	Managing Director, VSV Management LLC (since 2021); Managing Director and Global Head of Alternative Investments, J.P. Morgan Securities Inc. (2017-2020).	1	Director, Social Leverage Acquisition Corp I (2021-2024).
Michael Falcon Year of Birth: (1962) c/o Ultimus Fund Solutions, LLC P.O. Box 46707 Cincinnati, OH 45246	Trustee and Chairman	Since Inception	Chief Executive Officer, Eagle Capital Management, LLC (since 2023); Sole Member, 29 Feathers LLC (since 2022); Chairman and Chief Executive Officer, Jackson Financial, Inc. (2019-2021); and Group Executive Committee, Prudential PLC (2019-2021).	1	Jackson National Life et al (2019-2021).
David Brigstocke Year of Birth: (1953) c/o Ultimus Fund Solutions, LLC P.O. Box 46707 Cincinnati, OH 45246	Trustee	Since Inception	Principal, DBrigstocke LLC (2018-2023).	1	iNED, Franklin Templeton Fund Management Ltd. (since 2019).

*	The fund complex consists of the Fund.

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INTERESTED TRUSTEES AND OFFICERS

Name, Address and Year of Birth	Positions(s) Held with the Fund	Length of Time Served	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex* Overseen by Trustee	Other Directorships Held by Trustee During Past 5 Years
Robert Stark** Year of Birth: (1976) c/o Ultimus Fund Solutions, LLC P.O. Box 46707 Cincinnati, OH 45246	President and Trustee	Since Inception	Founder and CEO, Alterum Capital Partners LLC (2021-2022); Executive Committee Member, FS Investments (2018-2021).	1	American Century Investments (since 2023).
Matthew Pallai Year of Birth: (1979) c/o Ultimus Fund Solutions, LLC P.O. Box 46707 Cincinnati, OH 45246	Vice President	June 2024	Chief Investment Officer, Nomura Capital Management LLC (since 2022); Co-Founder & Chief Investment Officer, Alterum Capital Partners LLC (2021-2022); Head of Multi-Asset Solutions, Harbor Capital Advisors (2020-2021); Manager/Head of Advisory Portfolio Solutions Investment Team, JPMorgan Asset Management (2019-2020).	N/A	N/A
Matthew Nelson Year of Birth: (1981) c/o Ultimus Fund Solutions, LLC P.O. Box 46707 Cincinnati, OH 45246	Vice President	June 2024	Chief Operations Officer, Nomura Capital Management LLC (since 2022); Director, Data Advisory Services, Invesco (2018-2022).	N/A	N/A
Madeline Arment Year of Birth: (1989) c/o Ultimus Fund Solutions, LLC P.O. Box 46707 Cincinnati, OH 45246	Treasurer, Principal Financial Officer/ Principal Accounting Officer	Since Inception	Director, PINE Advisors LLC (since 2022); Fund Controller, ALPS Fund Services, Inc., (2018-2022).	N/A	N/A
Laura Szalyga Year of Birth: (1978) c/o Ultimus Fund Solutions, LLC P.O. Box 46707 Cincinnati, OH 45246	Assistant Treasurer	Since Inception	Vice President, Ultimus Fund Solutions, LLC (since 2015).	N/A	N/A
Katherine Peña Year of Birth: (1977) c/o Ultimus Fund Solutions, LLC P.O. Box 46707 Cincinnati, OH 45246	Secretary	Since Inception	In-house counsel, Nomura Holding America Inc. (since 2021); Associate, Michelman & Robinson, LLP (2018-2021).	N/A	N/A
Timothy Burdick Year of Birth: (1986) c/o Ultimus Fund Solutions, LLC P.O. Box 46707 Cincinnati, OH 45246	Assistant Secretary	Since Inception	Vice President and Senior Managing Counsel, Ultimus Fund Solutions, LLC (2023-present); Vice President and Managing Counsel, Ultimus Fund Solutions, LLC (2022- 2023); Assistant Vice President and Counsel, Ultimus Fund Solutions, LLC (2019-2022).	N/A	N/A
Amy Siefer Year of Birth: (1977) c/o Ultimus Fund Solutions, LLC P.O. Box 46707 Cincinnati, OH 45246	Chief Compliance Officer	Since September 2024	Director of PINE Advisors LLC (since 2024); Vice President, Citi Fund Services (2012-2024).	N/A	N/A

*	The fund complex consists of the Fund.

**	Mr. Stark is deemed an Interested Trustee because of his affiliation with the Investment Manager.

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The Board believes that each of the Trustees’ experience, qualifications, attributes and skills on an individual basis, and in combination with those of the other Trustees, lead to the conclusion that each Trustee should serve in such capacity. Among the attributes common to all Trustees is the ability to review critically, evaluate, question and discuss information provided to them, to interact effectively with the other Trustees, the Investment Manager, the Fund’s other service providers, counsel and the independent registered public accounting firm, and to exercise effective business judgment in the performance of their duties as Trustees. A Trustee’s ability to perform his or her duties effectively may have been attained through the Trustee’s business, consulting, and public service; experience as a board member of non-profit entities or other organizations; education or professional training; and/or other life experiences. In addition to these shared characteristics, set forth below is a brief discussion of the specific experience, qualifications, attributes or skills of each Trustee.

Robert Stark. Mr. Stark has more than 20 years of experience in the financial services industry.

Katherine Q. Rosa. Ms. Rosa has more than 30 years of experience in the financial services industry.

Michael Falcon. Mr. Falcon has more than 40 years of experience in the financial services industry.

David Brigstocke. Mr. Brigstocke has more than 35 years of experience in the financial services industry.

Specific details regarding each Trustee’s principal occupations during the past five years are included in the table above.

Leadership Structure and Oversight Responsibilities

Overall responsibility for oversight of the Fund rests with the Board. The Fund has engaged the Investment Manager to manage the Fund on a day-to-day basis. The Board is responsible for overseeing the Investment Manager and other service providers in the operations of the Fund in accordance with the provisions of the Investment Company Act, applicable provisions of state and other laws and the Fund’s Agreement and Declaration of Trust. The Board is currently composed of four members, three of whom are Independent Trustees. The Board will hold regularly scheduled meetings four times each year. In addition, the Board may hold special in-person or telephonic meetings or informal conference calls to discuss specific matters that may arise or require action between regular meetings. The Independent Trustees have also engaged independent legal counsel to assist them in performing their oversight responsibility. The Independent Trustees meet with their independent legal counsel in person prior to and/or during

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each quarterly in-person board meeting. As described below, the Board has established an Audit Committee and a Nominating Committee, and may establish ad hoc committees or working groups from time to time to assist the Board in fulfilling its oversight responsibilities.

The Board has appointed Michael Falcon to serve in the role of Chairman. The Chairman’s role is to preside at all meetings of the Board and to act as liaison with the Investment Manager, other service providers, counsel and other Trustees generally between meetings. The Chairman serves as a key point person for dealings between management and the Trustees. The Chairman may also perform such other functions as may be delegated by the Board from time to time. The Board has determined that the Board’s leadership structure is appropriate because it allows the Board to exercise informed and independent judgment over matters under its purview and it allocates areas of responsibility among committees of Trustees and the full Board in a manner that enhances effective oversight.

The Fund is subject to a number of risks, including investment, compliance, operational and valuation risks, among others. Risk oversight forms part of the Board’s general oversight of the Fund and is addressed as part of various Board and committee activities. Day-to-day risk management functions are subsumed within the responsibilities of the Investment Manager, Sub-Adviser and other service providers (depending on the nature of the risk), which carry out the Fund’s investment management and business affairs. The Investment Manager, Sub-Adviser and other service providers employ a variety of processes, procedures and controls to identify various events or circumstances that give rise to risks, to lessen the probability of their occurrence and/or to mitigate the effects of such events or circumstances if they do occur. Each of the Investment Manager, Sub-Adviser and other service providers has its own independent interests in risk management, and their policies and methods of risk management will depend on their functions and business models. The Board recognizes that it is not possible to identify all of the risks that may affect the Fund or to develop processes and controls to eliminate or mitigate their occurrence or effects. The Board requires senior officers of the Fund, including the President, Treasurer and Chief Compliance Officer, and the Investment Manager, to report to the full Board on a variety of matters at regular and special meetings of the Board, including matters relating to risk management. The Board and the Audit Committee receives regular reports from the Fund’s independent registered public accounting firm on internal control and financial reporting matters. The Board also receives reports from certain of the Fund’s other primary service providers on a periodic or regular basis, including the Fund’s custodian, distributor and administrator. The Board may, at any time and in its discretion, change the manner in which it conducts risk oversight.

Committees of the Board of Trustees

Audit Committee

The Board has formed an Audit Committee that is responsible for overseeing the Fund’s accounting and financial reporting policies and practices, its internal controls, and, as appropriate, the internal controls of certain service providers; overseeing the quality and objectivity of the Fund’s financial statements and the independent audit of those financial statements; and acting as a liaison between the Fund’s independent auditors and the full Board. In performing its responsibilities, the Audit Committee selects and recommends annually to the entire Board a firm of independent certified public accountants to audit the books and records of the Fund for the ensuing year and reviews with the firm the scope and results of each audit. The Audit Committee currently consists of each of the Fund’s Independent Trustees. The Audit Committee held five meetings during the fiscal year ended March 31, 2025.

Nominating Committee

The Board has formed a Nominating and Governance Committee (the “Nominating Committee”) that is responsible for selecting and nominating persons to serve as Trustees of the Fund. The Nominating Committee is responsible for both nominating candidates to be appointed by the Board to fill vacancies and for nominating candidates to be presented to Shareholders for election. In performing its responsibilities, the Nominating Committee will consider candidates recommended by management of the Fund and by Shareholders and evaluate them both in a similar manner, as long as the recommendation submitted by a Shareholder includes at a minimum: the name, address and telephone number of the recommending Shareholder and information concerning the Shareholder’s interests in the Fund in sufficient detail to establish that the Shareholder held Shares on the relevant record date; and the name, address and telephone number of the recommended nominee and information concerning the recommended nominee’s

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education, professional experience, and other information that might assist the Nominating Committee in evaluating the recommended nominee’s qualifications to serve as a trustee. The Nominating Committee may solicit candidates to serve as trustees from any source it deems appropriate. With the Board’s prior approval, the Nominating Committee may employ and compensate counsel, consultants or advisers to assist it in discharging its responsibilities. The Nominating Committee currently consists of each of the Fund’s Independent Trustees. The Nominating Committee held one meeting during the fiscal year ended March 31, 2025.

Trustee Ownership of Securities

Name of Trustee	Dollar Range of Equity Securities in the Fund	Aggregate Dollar Range of Equity Securities in All Registered Investment Companies Overseen by Trustee in Family of Investment Companies*
Independent
Katherine Q. Rosa	$1–$10,000	$1–$10,000
Michael Falcon	Over $100,000	Over $100,000
David Brigstocke	None	None
Interested
Robert Stark	None	None

*	The Family of Investment Companies consists of the Fund.

As of December 31, 2024, the Trustees and officers of the Fund as a group owned less than one percent of the outstanding shares of the Fund.

Independent Trustee Ownership of Securities

As of December 31, 2024, none of the Independent Trustees (or their immediate family members) owned securities of the Investment Manager, Sub-Adviser, or of an entity (other than a registered investment company or business development company) controlling, controlled by or under common control with the Investment Manager or Sub-Adviser.

Trustee Compensation

In consideration of the services rendered by the Independent Trustees, the Fund pays each Independent Trustee an annual retainer of $30,000 per fiscal year. The chairs of the Board, Audit Committee and Nominating Committee are paid an additional annual retainer of $5,000 per fiscal year. Trustees that are interested persons are compensated by the Investment Manager and/or its affiliates and will not be separately compensated by the Fund. The Trustees do not receive any pension or retirement benefits.

The following table sets forth the amount of compensation the Trustees received from the Fund for the fiscal year ended March 31, 2025.

Name of Trustee	Aggregate Compensation from the Fund	Total Compensation from Funds and Fund Complex Paid to Trustees
Katherine Q. Rosa	$35,000	$35,000

Michael Falcon	$35,000	$35,000

David Brigstocke	$35,000	$35,000

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CODES OF ETHICS

The Fund, Investment Manager, Sub-Adviser and Distributor have each adopted a code of ethics pursuant to Rule 17j-1 of the Investment Company Act, which is designed to prevent affiliated persons of the Fund, Investment Manager, Sub-Adviser and Distributor from engaging in deceptive, manipulative, or fraudulent activities in connection with securities held or to be acquired by the Fund. The codes of ethics permit persons subject to them to invest in securities, including securities that may be held or purchased by the Fund, subject to a number of restrictions and controls. Compliance with the codes of ethics is carefully monitored and enforced.

The codes of ethics are included as exhibits to the Fund’s registration statement filed with the SEC and are available on the EDGAR database on the SEC’s Internet site at http://www.sec.gov, and may also be obtained after paying a duplicating fee, by electronic request at the following E-mail address: publicinfo@sec.gov.

INVESTMENT MANAGEMENT AND OTHER SERVICES

The Investment Manager

Nomura Capital Management LLC (the “Investment Manager” or “NCM”) serves as the investment adviser to the Fund. The Investment Manager is located at Worldwide Plaza, 309 West 49th Street, New York, NY 10019-7316. NCM was founded in May 2022 as a subsidiary of Nomura Holding America Inc. The Investment Manager is registered as an investment adviser with the SEC under the Investment Advisers Act of 1940, as amended. Subject to the general supervision of the Board, and in accordance with the investment objectives, policies, and restrictions of the Fund, the Investment Manager is responsible for the management and operation of the Fund and the investment of the Fund’s assets. The Investment Manager provides such services to the Fund pursuant to the Investment Management Agreement.

The Investment Management Agreement became effective as of February 13, 2023, and continued in effect for an initial two-year term. Thereafter, the Investment Management Agreement continues in effect from year to year from the date specified therein provided such continuance is specifically approved at least annually by (i) the vote of a majority of the outstanding voting securities of the Fund or a majority of the Board and (ii) the vote of a majority of the Independent Trustees of the Fund, cast in person at a meeting called for the purpose of voting on such approval. A discussion regarding the basis for the Board’s approval of the Investment Management Agreement is available in the Fund’s Semi-Annual Report, dated September 30, 2024.

Pursuant to the Investment Management Agreement the Fund pays the Investment Manager a monthly Investment Management Fee equal to 0.95% on an annualized basis of the Fund’s average daily net assets, subject to certain adjustments. The Investment Management Fee will be paid to the Investment Manager before giving effect to any repurchase of Shares in the Fund effective as of that date and will decrease the net profits or increase the net losses of the Fund that are credited to its Shareholders. Net assets means the total value of all assets of the Fund, less an amount equal to all accrued debts, liabilities and obligations of the Fund; provided that for purposes of determining the Investment Management Fee payable to the Investment Manager for any month, net assets will be calculated prior to any reduction for any fees and expenses of the Fund for that month, including, without limitation, the Investment Management Fee payable to the Investment Manager for that month. The Investment Management Fee will be accrued daily and will be due and payable monthly in arrears.

Under the Investment Management Agreement, the Investment Manager is also entitled to an incentive fee (“Incentive Fee”), if earned. The Incentive Fee is based on Pre-Incentive Fee Net Investment Income (as defined below) earned on direct investments (and excluding short-term investments and investments in underlying private funds) attributable to each Class, and is determined and payable in arrears as of the end of each fiscal quarter. With respect to each Class, the Incentive Fee for each fiscal quarter is calculated as follows:

(i) No incentive fee is payable in any fiscal quarter in which the Pre-Incentive Fee Net Investment Income attributable to the Class does not exceed a quarterly return of 1.50% per quarter based on the Class’s average daily net assets (calculated in accordance with Generally Accepted Accounting Principles (“GAAP”)) (the “Quarterly Return”).

(ii) All Pre-Incentive Fee Net Investment Income attributable to the Class (if any) that exceeds the Quarterly Return, but is less than or equal to 1.765% of the average daily net assets of that Class (calculated in accordance with GAAP) for the fiscal quarter will be payable to the Investment Manager.

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(iii) For any fiscal quarter in which Pre-Incentive Fee Net Investment Income attributable to the Class exceeds 1.765% of the Class’s average daily net assets (calculated in accordance with GAAP), the Incentive Fee with respect to that Class will equal 15% of Pre-Incentive Fee Net Investment Income attributable to the Class.

“Pre-Incentive Fee Net Investment Income” for a Class means interest income, dividend income and any other income accrued (including any other fees, such as commitment, origination, structuring, diligence and consulting fees or other fees that the Fund receives from an investment) during the fiscal quarter and allocated to the Class, minus the Class’s operating expenses for the quarter and the distribution and/or shareholder servicing fees (if any) applicable to the Class accrued during the quarter. For such purposes, the Fund’s operating expenses will include the Investment Management Fee but will exclude the Incentive Fee. Pre-Incentive Fee Net Investment Income does not include income earned on short-term investments or investments in underlying private funds, but does include income on investments in all other Underlying Funds.

During the fiscal period from February 13, 2023 (commencement of operations) to March 31, 2023, the Investment Management Fee paid by the Fund to the Investment Manager was $122,593.

During the fiscal year ended March 31, 2024, the Investment Management Fee paid by the Fund to the Investment Manager was $989,440.

During the fiscal year ended March 31, 2025, the Investment Management Fee paid by the Fund to the Investment Manager was $1,236,720.

The Investment Manager has entered into an expense limitation and reimbursement agreement (the “Expense Limitation and Reimbursement Agreement”) with the Fund, whereby the Investment Manager has agreed to waive fees that it would otherwise have been paid, and/or to assume expenses of the Fund (a “Waiver”), if required to ensure the Total Annual Expenses (excluding any taxes, fees and interest payments on borrowed funds, distribution and servicing fees, brokerage and distribution costs and expenses, acquired fund fees and expenses (as determined in accordance with SEC Form N-2), the incentive fee, expenses incurred in connection with any merger or reorganization, and extraordinary or non-routine expenses, such as litigation expenses) do not exceed 1.20% of the average daily net assets of Class I Shares, Class D Shares, and Class A Shares (the “Expense Limit”). Because taxes, fees and interest payments on borrowed funds, distribution and servicing fees, brokerage and distribution costs and expenses, acquired fund fees and expenses, the incentive fee, expenses incurred in connection with any merger or reorganization, and extraordinary or non-routine expenses are excluded from the Expense Limit, Total Annual Expenses (after fee waivers and expense reimbursements) are expected to exceed 1.20%. For a period not to exceed three years from the date on which a Waiver is made, the Investment Manager may recoup amounts waived or assumed, provided it is able to effect such recoupment and remain in compliance with the Expense Limit in place at the time of the Waiver and any then-existing expense limit. The Expense Limitation and Reimbursement Agreement is in effect until July 28, 2026, and will automatically renew for successive twelve-month periods thereafter. The Board may terminate the Expense Limitation and Reimbursement Agreement at any time upon 30 days’ written notice, and the Investment Manager may terminate the Expense Limitation and Reimbursement Agreement effective as of the end of the then current term upon 30 days’ written notice.

During the fiscal period from February 13, 2023 (commencement of operations) to March 31, 2023, the amount of the fees waived or expenses reimbursed by the Investment Manager was $233,524.

During the fiscal year ended March 31, 2024, the amount of the fees waived or expenses reimbursed by the Investment Manager was $905,952.

During the fiscal year ended March 31, 2025, the amount of the fees waived or expenses reimbursed by the Investment Manager was $1,180,714.

Nomura Corporate Research and Asset Management Inc. (“NCRAM” or “Sub-Adviser”) will be primarily responsible for its investment strategy and the day-to-day management of the Fund’s assets allocated to it by the Investment Manager. The Sub-Adviser is registered as an investment adviser with the SEC under the Advisers Act.

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Its principal place of business is located at Worldwide Plaza, 309 West 49th Street, New York, NY 10019-7316. As of the date of this SAI, the Sub-Adviser has not begun managing assets of the Fund.

Pursuant to a sub-advisory agreement among the Fund, the Investment Manager and NCRAM, (the “Sub-Advisory Agreement”), the Investment Manager (and not the Fund) pays NCRAM a quarterly advisory fee in arrears with respect to the portion of the Fund’s assets managed by NCRAM equal to an annual rate of 0.30% of such sub-advised assets’ average total market value, subject to certain adjustments. The Sub-Adviser’s fee is paid by the Investment Manager out of the Investment Manager’s management fee. Since the Sub-Adviser has not begun managing assets as of the date of this SAI, no fees have been paid to the Sub-Adviser during the fiscal years or periods ended March 31, 2023, March 31, 2024 or March 31, 2025. The Sub-Advisory Agreement may be terminated without the payment of any penalty by the Board, a majority of the outstanding voting securities of the Fund (as defined in the Investment Company Act), or Investment Manager, upon sixty (60) days’ written notice to the Sub-Adviser, or by Sub-Adviser on sixty (60) days’ written notice to the Fund or Investment Manager.

The Portfolio Managers

The persons who have primary responsibility for the day-to-day management of the Fund’s portfolio (the “Portfolio Managers”) are Matthew Pallai, Ashu Pal, and Lily Scanlan.

Information provided below regarding other accounts managed by the Portfolios Managers is as of March 31, 2025.

Other Accounts Managed by the Portfolio Managers

	Number of Accounts	Assets of Accounts (in millions)	Number of Accounts Subject to a Performance Fee	Assets Subject to a Performance Fee (in millions)
Matthew Pallai
Registered Investment Companies	0	N/A	0	N/A
Other Pooled Investment Vehicles	1	$82.9	1	$82.9
Other Accounts	0	N/A	0	N/A

Ashu Pal
Registered Investment Companies	0	N/A	0	N/A
Other Pooled Investment Vehicles	0	N/A	0	N/A
Other Account	0	N/A	0	N/A

Lily Scanlan
Registered Investment Companies	0	N/A	0	N/A
Other Pooled Investment Vehicles	0	N/A	0	N/A
Other Account	0	N/A	0	N/A

Conflicts of Interest

The Investment Manager and Portfolio Managers may manage multiple funds and/or other accounts, and as a result may be presented with one or more of the following actual or potential conflicts:

The management of multiple funds and/or other accounts may result in the Investment Manager or Portfolio Manager devoting unequal time and attention to the management of each fund and/or other account. The Investment Manager seeks to manage such competing interests for the time and attention of a Portfolio Manager by having the Portfolio Manager focus on a particular investment discipline. Other accounts managed by a Portfolio Manager may not be managed using the same investment models that are used in connection with the management of the Fund.

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If the Investment Manager or a Portfolio Manager identifies a limited investment opportunity which may be suitable for more than one fund or other account, a fund may not be able to take full advantage of that opportunity due to an allocation of filled purchase or sale orders across all eligible funds and other accounts.

Compensation of the Portfolio Managers

The Portfolio Managers have ownership and financial interests in, and may receive compensation and/or variable profit distributions from, the Investment Manager based on the Investment Manager’s financial performance, such as its overall revenues and profitability. The Portfolio Managers’ compensation is not tied to the Fund’s performance, except to the extent that the fee paid to the Investment Manager impacts the Investment Manager’s financial performance.

Portfolio Managers’ Ownership of Shares

Name of Portfolio Management Team Member:	Dollar Range of Shares Beneficially Owned by Portfolio Management Team Member(1)
Matthew Pallai	None
Ashu Pal	None
Lily Scanlan	None

(1)	As of March 31, 2025.

BROKERAGE

In following the Fund’s investment strategy, the Investment Manager expects few of the Fund’s transactions to involve brokerage. To the extent the Fund’s transactions involve brokerage, the Fund does not expect to use one particular broker or dealer. It is the Fund’s policy to obtain the best results in connection with effecting its portfolio transactions, taking into account factors such as price, size of order, difficulty of execution and operational facilities of a brokerage firm and the firm’s risk in positioning a block of securities. Generally, equity securities are bought and sold through brokerage transactions for which commissions are payable. Purchases from underwriters will include the underwriting commission or concession, and purchases from dealers serving as market makers will include a dealer’s mark-up or reflect a dealer’s mark-down. Money market securities and other debt securities are usually bought and sold directly from the issuer or an underwriter or market maker for the securities. Generally, the Fund will not pay brokerage commissions for such purchases. When a debt security is bought from an underwriter, the purchase price will usually include an underwriting commission or concession. The purchase price for securities bought from dealers serving as market makers will similarly include the dealer’s mark up or reflect a dealer’s mark down. When the Fund executes transactions in the over-the-counter market, it will generally deal with primary market makers unless prices that are more favorable are otherwise obtainable.

In addition, the Investment Manager or Sub-Adviser may place a combined order for two or more accounts it manages, including the Fund, that are engaged in the purchase or sale of the same security if, in its judgment, joint execution is in the best interest of each participant and will result in best price and execution. Transactions involving commingled orders are allocated in a manner deemed equitable to each account or fund. Although it is recognized that, in some cases, the joint execution of orders could adversely affect the price or volume of the security that a particular account or the Fund may obtain, it is the opinion of the Investment Manager that the advantages of combined orders outweigh the possible disadvantages of separate transactions. The Investment Manager believes that the ability of the Fund to participate in higher volume transactions will generally be beneficial to the Fund.

The Investment Manager or Sub-Adviser may pay a higher commission than otherwise obtainable from other brokers in return for brokerage or research services only if a good faith determination is made that the commission is reasonable in relation to the services provided.

While it is the Fund’s general policy to seek to obtain the most favorable price and execution available in selecting a broker-dealer to execute portfolio transactions for the Fund, weight is also given to the ability of a broker-dealer to furnish brokerage and research services as defined in Section 28(e) of the Securities Exchange Act of 1934,

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as amended, to the Fund or to the Investment Manager or Sub-Adviser, even if the specific services are not directly useful to the Fund and may be useful to the Investment Manager or Sub-Adviser in advising other clients. When one or more brokers is believed capable of providing the best combination of price and execution, the Investment Manager or Sub-Adviser may select a broker based upon brokerage or research services provided to the Investment Manager or Sub-Adviser. In negotiating commissions with a broker or evaluating the spread to be paid to a dealer, the Fund may therefore pay a higher commission or spread than would be the case if no weight were given to the furnishing of these supplemental services, provided that the amount of such commission or spread has been determined in good faith by the Investment Manager or Sub-Adviser to be reasonable in relation to the value of the brokerage and/or research services provided by such broker-dealer. The standard of reasonableness is to be measured in light of the Investment Manager’s or Sub-Adviser’s overall responsibilities to the Fund.

During the period from the commencement of operations on February 13, 2023 through March 31, 2023, there were no brokerage commissions paid by the Fund.

During the fiscal year ended March 31, 2024, there were no brokerage commissions paid by the Fund.

During the fiscal year ended March 31, 2025, there were no brokerage commissions paid by the Fund.

TAX MATTERS

The following is intended to be a general summary of certain U.S. federal income tax consequences of investing, holding and disposing of Shares of the Fund that are not covered in the Prospectus. It is not intended to be a complete discussion of all such federal income tax consequences, nor does it purport to deal with all categories of investors. INVESTORS ARE ADVISED TO CONSULT WITH THEIR TAX ADVISORS BEFORE MAKING AN INVESTMENT IN THE FUND.

Unless otherwise noted, this discussion assumes you are a U.S. Shareholder and that you hold your Shares as a capital asset (i.e., for investment). This discussion is based upon present provisions of the Internal Revenue Code (the “Code”), the regulations promulgated thereunder, and judicial and administrative ruling authorities, all of which are subject to change, which change may be retroactive.

Although the Fund expects to distribute substantially all of its net income and gain each year so as to minimize any Fund-level tax liabilities, it is possible that the Fund might not accomplish this, and there is actually no tax requirement that the Fund distribute any portion of its net capital gain (the excess, if any, of net long-term capital gain over net short-term capital loss). If the Fund does not distribute all of its net capital gain and net investment income, it will be subject to tax at regular corporate income tax rates on the amount retained. If the Fund retains any net capital gain, it may designate the retained amount of capital gain as undistributed capital gain in a notice to Shareholders, and each Shareholder (i) will be required to include in income for federal income tax purposes, as long-term capital gain, the Shareholder’s proportionate share of such undistributed capital gain amount; (ii) will be deemed to have paid a proportionate share of the federal income tax paid by the Fund on that undistributed amount and will be entitled to credit that amount of deemed tax payment against the Shareholder’s own federal income tax liability, if any, for the year, and (iii) will be entitled to claim a refund to the extent the credit exceeds that liability. The tax basis of Shares owned by a Shareholder of the Fund will be increased by an amount equal to the excess of the amount of undistributed capital gains included in the Shareholder’s gross income over the tax deemed paid by the Shareholder.

A 4% excise tax will apply to the Fund to the extent the Fund fails to make distributions each calendar year in an aggregate amount equal to, or greater than, the sum of (1) 98% of the Fund’s ordinary income for the calendar year, (2) 98.2% of the Fund’s capital gains in excess of its capital losses (adjusted for certain ordinary losses) for the twelve-month period ending October 31 of the calendar year, and (3) any remaining undistributed ordinary income and capital gains from previous years. To avoid incurring excise tax, the Fund intends to distribute at least quarterly substantially all of the Fund’s net investment income and to distribute amounts attributable to any capital gain at least once a year.

The Board reserves the right not to maintain the qualification of the Fund as a regulated investment company (“RIC”) if it determines such course of action to be beneficial to Shareholders.

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Investments in Non-U.S. Securities

The Fund may invest in non-U.S. securities, which investments could subject the Fund to complex provisions of the Code applicable to equity interests in passive foreign investment companies (each, a “PFIC”). A PFIC is an equity interest (under Treasury regulations that may be promulgated in the future, generally including not only stock but also an option to acquire stock such as is inherent in a convertible bond) in certain foreign corporations (i) that receive at least 75% of their annual gross income from passive sources (such as interest, dividends, certain rents and royalties, or capital gains) or (ii) where at least 50% of the corporation’s assets (computed based on average fair market value) either produce or are held for the production of passive income. If the Fund invests in PFICs, the Fund could be subject to U.S. federal income tax and nondeductible interest charges on “excess distributions” received from such companies or on gain from the sale of stock in such companies, even if all income or gain actually received by the Fund is timely distributed to its Shareholders. The Fund would not be able to pass through to its Shareholders any credit or deduction for such a tax. A “qualified electing fund” election or a “mark-to-market” election may be available that would ameliorate these adverse tax consequences, but such elections could require the Fund to recognize taxable income or gain (subject to the distribution requirements applicable to RICs, as described above) without the concurrent receipt of cash. In order to satisfy the distribution requirements and avoid a tax at the Fund level, the Fund may be required to liquidate portfolio securities that it might otherwise have continued to hold, potentially resulting in additional taxable gain or loss to the Fund. Gains from the sale of stock of PFICs may also be treated as ordinary income. In order for the Fund to make a qualified electing fund election with respect to a PFIC, the PFIC would have to agree to provide certain tax information to the Fund on an annual basis, which it might not agree to do. The Fund may limit and/or manage its holdings in PFICs to limit its tax liability or maximize its returns from these investments.

Gains or losses attributable to fluctuations in exchange rates between the time the Fund accrues income or receivables or expenses or other liabilities denominated in a foreign currency and the time the Fund actually collects such income or receivables or pays such liabilities are generally treated as ordinary income or loss. Similarly, gains or losses on foreign currency forward contracts and the disposition of debt securities denominated in foreign currency, to the extent attributable to fluctuations in exchange rates between the acquisition and disposition dates, are also treated as ordinary income or loss.

The foregoing discussion is a summary only and is not intended as a substitute for careful tax planning. Purchasers of Shares should consult their own tax advisers as to the tax consequences of investing in such Shares, including under state, local and other tax laws.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM; LEGAL COUNSEL

Cohen & Company, Ltd. located at 1835 Market Street, Suite 310, Philadelphia, Pennsylvania 19103, serves as the Fund’s independent registered public accounting firm of the Fund.

Faegre Drinker Biddle & Reath LLP, One Logan Square, Suite 2000, Philadelphia, PA 19103-6996, serves as counsel to the Fund and the Independent Trustees.

ADMINISTRATOR

The Fund has contracted with Ultimus Fund Solutions, LLC (the “Administrator”), 4221 North 203rd Street, Suite 100, Elkhorn, Nebraska 68022, to provide it with certain administrative and accounting services. For the fiscal period from February 13, 2023 (commencement of operations) to March 31, 2023 and fiscal years ended March 31, 2024 and March 31, 2025, the Fund paid the Administrator $16,735, $150,264 and $194,581, respectively, in accounting and administration fees.

CUSTODIAN

U.S. Bank, N.A. (the “Custodian”), serves as the primary custodian of the assets of the Fund, and may maintain custody of such assets with U.S. and non-U.S. subcustodians (which may be banks, trust companies, securities depositories and clearing agencies) in accordance with the requirements of Section 17(f) of the Investment Company Act. Assets of the Fund are not held by the Investment Manager, Sub-Adviser or commingled with the assets of other accounts other than to the extent that securities are held in the name of the Custodian or U.S. or non-

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U.S. subcustodians in a securities depository, clearing agency or omnibus customer account of such custodian. The Custodian’s principal business address is 1555 N. Rivercenter Dr., Suite 302, Milwaukee, Wisconsin 53212.

DISTRIBUTOR

Foreside Financial Services, LLC, (the “Distributor”) is the distributor of Shares and is located at Three Canal Plaza, Portland, Maine 04101. The Distributor is a registered broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc. Pursuant to the Distribution Agreement, the Distributor acts as the agent of the Fund in connection with the continuous offering of Shares of the Fund. The Distributor continually distributes Shares of the Fund on a best efforts basis. The Distributor has no obligation to sell any specific quantity of Shares. The Distributor and its officers have no role in determining the investment policies of the Fund.

PROXY VOTING POLICIES AND PROCEDURES

The Board has delegated responsibility for decisions regarding proxy voting for securities held by the Fund to the Investment Manager. The Investment Manager votes such proxies in accordance with its proxy policies and procedures. A copy of the Investment Manager’s proxy policies and procedures are included as Appendix A to this SAI.

The Fund will be required to file Form N-PX, with its complete proxy voting record for the twelve months ended June 30, no later than August 31 of each year. The Fund’s Form N-PX filing will be available: (i) without charge, upon request, by calling the Fund at (833) 836-0206 or (ii) by visiting the SEC’s website at www.sec.gov.

CONTROL PERSONS AND PRINCIPAL SHAREHOLDERS

A control person generally is a person who beneficially owns more than 25% of the voting securities of a company or has the power to exercise control over the management or policies of such company. As of July 1, 2025, the following are the only record owners (or to the knowledge of the Fund, beneficial owners) of 5% or more of the Fund’s Class I Shares.

Name and Address	Percentage of Ownership
Nomura Holding America Inc. 309 W 49th Street 24th Floor New York, NY 10019	51.57%

Charles Schwab 211 Main Street San Francisco, CA 94105	29.48%

FINANCIAL STATEMENTS

The Fund’s audited financial statements and financial highlights for the fiscal period ended March 31, 2025 (including the report of Cohen & Company, Ltd., the Fund’s independent registered public accounting firm) (the “Annual Report”) are incorporated by reference into this SAI. No other parts of the Annual Report are incorporated by reference herein. You may obtain the Annual Report free of charge by calling the Fund at 1 (833) 836-0206, visiting the Fund’s website at funds.nomuracapitalmanagement.com or by following the following hyperlink: https://www.sec.gov/Archives/edgar/data/1944664/000158064225003612/nomura_ncsr.htm.

ADDITIONAL INFORMATION

A registration statement on Form N-2, including amendments thereto, relating to the Shares offered hereby, has been filed by the Fund with the SEC. The Prospectus and this Statement of Additional Information do not contain all of the information set forth in the registration statement, including any exhibits and schedules thereto. For further information with respect to the Fund and the Shares offered hereby, reference is made to the registration statement. A copy of the registration statement may be reviewed and copied on the EDGAR database on the SEC’s website at http://www.sec.gov. Prospective investors can also request copies of these materials, upon payment of a duplicating fee, by electronic request at the SEC’s e-mail address (publicinfo@sec.gov).

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APPENDIX A - PROXY VOTING POLICIES AND PROCEDURES

The Nomura Alternative Income Fund (the “Fund”) has adopted the following Proxy Voting Policy and Procedures (the “Fund’s Policy”), as set forth below, in recognition of the fact that proxy voting is an important component of investment management and must be performed in a dutiful and purposeful fashion in order to advance the best interests of the Fund’s shareholders.

Shareholders of the Fund expect the Fund to vote proxies received from issuers whose voting securities are held by the Fund. The Fund exercises its voting responsibilities as a fiduciary, with the goal of maximizing the value of the Fund and its shareholder’s investments. Nomura Capital Management LLC (the “Adviser”) will seek to ensure that proxies are voted in the best interests of the Fund and its shareholders except where the Fund may be required by law to vote proxies in the same proportion as the vote of all other shareholders (i.e., “echo vote”).

1.	Delegation of Proxy Voting to the Adviser

The Adviser shall vote all proxies relating to securities held by the Fund and, in that connection subject to any further policies and procedures contained herein, shall use proxy voting policies and procedures (“Proxy Policy”) adopted by the Adviser in conformance with Rule 206(4)-6 under the Investment Advisers Act of 1940, as amended (“Advisers Act”).

2.	Disclosure of Proxy Voting Policy and Procedure in the Fund’s Statement of Additional Information (“SAI”) and Annual Report to Shareholders

The Fund shall include in annual report to shareholders on Form N-CSR, and in any SAI filed with the Securities and Exchange Commission (“SEC”) in connection with a registration statement on Form N-2 a summary of the Proxy Policy. In lieu of including a summary of policy, the Fund may include the policy in full.

3.	Material Conflicts of Interest

If (i) the Adviser knows that a vote presents a material conflict between the interests of: (a) shareholders of the Fund, and (b) the Adviser or any of affiliated persons; and (ii) the Adviser proposes to vote on the particular issue in the manner not prescribed by its Proxy Policy, then the Adviser will follow the material conflict of interest procedures set forth in the Adviser’s Proxy Policy when voting such proxies.

4.	Adviser and Fund CCO Responsibilities

The Fund has delegated proxy voting authority with respect to the Fund’s portfolio securities to the Adviser, as set forth above. Consistent with this delegation, the Adviser is responsible for the following:

●	Implementing written policies and procedures, in compliance with Rule 206(4)-6 under the Advisers Act, reasonably designed to ensure that the Adviser votes portfolio securities in the best interest of shareholders of the Fund owning the portfolio securities voted.

●	Providing a summary of the material changes to a proxy policy during the period covered by the Adviser CCO’s annual compliance report to the Board to the Fund CCO , and a redlined copy of such Proxy Policy as applicable.

●	On a quarterly basis, the Fund CCO will request confirmation from the Adviser that any proxy votes for the Fund were handled in compliance with the Proxy Policies.

5.	Review Responsibilities

The Adviser may retain a proxy-voting service to coordinate, collect, and maintain all proxy-related information. If the Adviser retains a proxy-voting service, the Adviser will review the Fund’s voting records maintained by the service provider, select a sample of proxy votes from those submitted, and examine them against the proxy voting service files for accuracy of the votes at least annually in regard to adhering to foregoing policy guidelines.

The Fund shall make available to shareholders, on its website and upon request, the record of how the Fund voted proxies relating to portfolio securities held by the Fund.

6.	Recordkeeping

Documentation of all votes for the Fund will be maintained by the Adviser and may be maintained through a third-party proxy voting service.

Proxy Voting
Policies and Procedures

NCM has the authority to vote proxies with respect to securities in client accounts (“Client Securities”) over which the Company has voting discretion. In such cases, the Company will cast proxy votes in a manner that is consistent with the best interests of the Company’s clients. Where the Company undertakes proxy voting responsibilities on behalf of multiple clients, it shall consider whether it should have different voting policies for some or all of these different clients, depending on the investment strategy and objectives of each client. These proxy voting policies and procedures are designed to deal with the complexities which may arise in cases where the Company’s interests conflict or appear to conflict with the interests of its clients and to provide a copy of proxy voting and these procedures upon client request. NCM will also make available the record of the Company’s votes promptly upon request.

Unless contractually obligated to vote in a certain manner, the Company will reach its voting decisions independently, after appropriate investigation. It does not generally intend to delegate its decision-making or to rely on the recommendations of any third party, although it may take such recommendations into consideration. Where the Company deviates from the guidelines listed below or depends upon a third party to make the decision, the reasons shall be documented. NCM may consult with such other experts, such as CPA’s, investment bankers, attorneys, etc., as it deems necessary to help reach informed decisions.

The CCO is responsible for monitoring the effectiveness of this policy.

NCM generally will monitor proposed corporate actions and proxy issues regarding client securities and may take any of the following actions based on the best interests of its clients: (i) determine how to vote the proxies; (ii) abstain; or (iii) follow the recommendations of an independent proxy voting service in voting the proxies.

In general, the Company will determine how to vote proxies based on reasonable judgment of the vote most likely to produce favorable financial results for its clients. Proxy votes generally will be cast in favor of proposals that maintain or strengthen the shared interests of shareholders. Proxy votes generally will be cast against proposals having the opposite effect. The Company will always consider each side of each proxy issue.

Non-Voting of Proxies

NCM will generally not vote proxies in the following situations:

●	Where the Company and client have agreed in advance to limit the conditions under which the Company would exercise voting authority;

●	Proxies are received for equity securities where, at the time of receipt, the Company’s position, across all clients that it advises, is less than, or equal to, 1% of the total outstanding voting equity (an “immaterial position”); or

●	Where the Company has determined that refraining is in the best interest of the client, such as when the cost to the client of voting the proxy is greater than the expected benefit of voting (e.g., voting a foreign security that is required to be made in person).

●	Proxies are received for equity securities where, at the time of receipt, the Company’s clients no longer hold that position.

Management Proposals

Absent good reason to the contrary, the Company will generally give substantial weight to management recommendations regarding voting. This is based on the view that management is usually in the best position to know which corporate actions are in the best interests of common shareholders as a whole.

NCM will generally vote for routine matters proposed by issuer management, such as setting a time or place for an annual meeting, changing the name or fiscal year of the company, or voting for directors in favor of the management proposed slate. Other routine matters in which the Company will generally vote along with company management include: the appointment of auditors; fees paid to board members; and change in the board structure. The Company will generally vote along with management as long as the proposal does not: i) measurably change the structure, management, control or operations of the company; ii) measurably change the terms of, or fees or expenses associated with, an investment in the company; and (iii) the proposal is consistent with customary industry standards and practices, as well as the laws of the state of incorporation applicable to the company. Routine matters may not necessitate the same level of analysis than non-routine matters.

Non-Routine Matters

Non-routine matters include such things as:

●	Amendments to management incentive plans;

●	The authorization of additional common or preferred stock;

●	Initiation or termination of barriers to takeover or acquisition;

●	Mergers or acquisitions;

●	Changes in the state of incorporation;

●	Corporate reorganizations;

●	Term limits for board members; and

●	“Contested” director slates.

In non-routine matters, the Company will attempt to be generally familiar with the questions at issue. Non-routine matters will be voted on a case-by-case basis given the complexity of many of these issues. When determining how to vote non-routine matters the Company shall conduct an issue-specific analysis, giving consideration to the potential effect on the value of a client’s investments, documentation of the analysis shall be maintained in the Company’s proxy voting files.

Processing Proxy Votes

The CCO will be responsible for determining whether each proxy is for a “routine” matter, as described above, and whether the policy and procedures set forth herein actually address the specific issue. For proxies that are not clearly “routine”, the Company, in conjunction with the CCO, will determine how to vote each such proxy by applying these policies and procedures. Upon making a decision, the proxy will be executed and returned for submission to the issuer. NCM’s proxy voting record will be updated at the time the proxy is submitted.

An independent proxy voting advisory and research firm may be appointed as a “Proxy Service” for voting the Company’s proxies after approval by the CCO.

Periodic Testing

The Company shall evaluate compliance by periodically sampling the proxy votes it casts on behalf of its clients by sampling proxy votes that relate to proposals that are non-routine matters and require more issue-specific analysis (e.g., mergers and acquisition transactions, dissolutions, conversions, or consolidations).

Conflicts of Interest

Conflicts of interest between the Company or a principal of the Company and the Company’s clients with respect to a proxy issue conceivably may arise, for example, from personal or professional relationships with an issuer or with the directors, candidates for director, or senior executives of an issuer.

Potential conflicts of interest between the Company and its clients may arise when the Company’s relationships with an issuer or with a related third party actually conflict, or appear to conflict, with the best interests of the Company’s clients.

If the issue is specifically addressed in these policies and procedures, the Company will vote in accordance with these policies. In a situation where the issue is not specifically addressed in these policies and procedures and an apparent or actual conflict exists, the Company shall either: i) delegate the voting decision to an independent third party; ii) inform clients of the conflict of interest and obtain advance consent of a majority of such clients for a particular voting decision; or iii) obtain approval of a voting decision from the Company’s CCO, who will be responsible for documenting the rationale for the decision made and voted.

In all such cases, the Company will make disclosures to clients of all material conflicts and will keep documentation supporting its voting decisions.

If the CCO determines that a material conflict of interest exists, the following procedures shall be followed:

1.	NCM may disclose the existence and nature of the conflict to the client(s) owning the securities, and seek directions on how to vote the proxies;

2.	NCM may abstain from voting, particularly if there are conflicting client interests (for example, where client accounts hold different client securities in a competitive merger situation); or

3.	NCM may follow the recommendations of an independent proxy voting service in voting the proxies.

Disclosure to Clients

A summary of the Company’s proxy voting policy will be included in the Company’s Disclosure Brochure. The full text of the Company’s proxy voting policy will be provided to clients upon request.

Proxy Advisory Firm

When the Company retains a proxy advisory firm to provide research, voting recommendations or voting execution services, the Company shall conduct reasonable oversight to ensure the proxy advisor’s recommendations are consistent with the Company’s proxy voting policies and in the best interest of the Company’s clients and investors. To this end, NCM has engaged Broadridge as a third-party proxy firm. The level of oversight may vary depending on (1) the scope of the investment adviser’s voting authority, and (2) the type of functions and services that the investment adviser has retained the proxy advisory firm to perform.

Periodic Advisory Firm Testing

The Company shall periodically evaluate the proxy services provided by third party providers which should consider the services, recommendations made by the provider and how the provider voted, as applicable, and consider the steps enumerated below.

When conducting oversight of a proxy advisory firm, the Company should consider taking the following steps:

●	whether the proxy advisory firm has the capacity and competency to adequately analyze the matters for which the investment adviser is responsible for voting including the adequacy and quality of the proxy advisory firm’s staffing, personnel, and/or technology;

●	the adequacy of disclosures the proxy advisory firm has provided regarding its methodologies in formulating voting recommendations, such that the Company can understand the factors underlying the proxy advisory firm’s voting recommendations;

●	the effectiveness of the proxy advisory firm’s policies and procedures for obtaining current and accurate information relevant to matters included in its research and on which it makes voting recommendations;

●	the Company’s access to the proxy advisory firm’s sources of information and methodologies used in formulating voting recommendations or executing voting instructions;

●	the nature of any third-party information sources that the proxy advisory firm uses as a basis for its voting recommendations;

●	whether the proxy advisory firm has adequate policies and procedures to identify, disclose, and address actual and potential conflicts of interest.

PART C:

OTHER INFORMATION

Nomura Alternative Income Fund (the “Registrant”)

Item 25. Financial Statements and Exhibits

1.	Financial Statements:

Part A: Financial Highlights

Part B: The Registrant’s Financial Statements and the report of the Registrant’s independent public accounting firm included in the Registrant’s annual report for the fiscal year ended March 31, 2025, are incorporated by reference into Part B of this Registration Statement in the section entitled “Financial Statements.”

2.	Exhibits

(a)(1)	Agreement and Declaration of Trust is incorporated by reference to Exhibit (a)(1) to the Registrant’s Registration Statement on Form N-2 (Reg. 811-23826) as previously filed on February 10, 2023.
(a)(2)	Certificate of Trust is incorporated by reference to Exhibit (a)(2) to the Registrant’s Registration Statement on Form N-2 (Reg. 811-23826) as previously filed on September 13, 2022.
(b)	Amended and Restated By-Laws are incorporated by reference to Exhibit (b) to the Registrant’s Registration Statement on Form N-2 (Reg. 811-23826) as previously filed on July 26, 2024.
(c)	Not applicable.
(d)	Refer to Exhibit (a)(1), (b).
(e)

Terms and Conditions of Dividend Reinvestment Plan is incorporated by reference to Exhibit (e) to the Registrant’s Registration Statement on Form N-2 (Reg. 811-23826) as previously filed on February 10, 2023.

(f)	Not applicable.
(g)(1)(i)	Investment Management Agreement is incorporated by reference to Exhibit (g) to the Registrant’s Registration Statement on Form N-2 (Reg. 811-23826) as previously filed on March 10, 2023.
(g)(1)(ii)	First Amendment to Investment Management Agreement is filed herewith.
(g)(2)	Form of Investment Sub-Advisory Agreement is incorporated by reference to Exhibit (g)(2) to the Registrant’s Registration Statement on Form N-2 (Reg. 811-23826) as previously filed on July 26, 2024.
(h)(1)	Distribution Agreement is incorporated by reference to Exhibit (h)(1) to the Registrant’s Registration Statement on Form N-2 (Reg. 811-23826) as previously filed on February 10, 2023.
(h)(2)	Distribution and Service Plan is incorporated by reference to Exhibit (h)(2) to the Registrant’s Registration Statement on Form N-2 (Reg. 811-23826) as previously filed on February 10, 2023.
(h)(3)	Form of Dealer Agreement is incorporated by reference to Exhibit (k)(2) to the Registrant’s Registration Statement on Form N-2 (Reg. 811-23826) as previously filed on July 27, 2023.

(h)(4)	Form of Selling Agreement is incorporated by reference to Exhibit (k)(2) to the Registrant’s Registration Statement on Form N-2 (Reg. 811-23826) as previously filed on July 27, 2023.
(i)	Not applicable.
(j)	Custody Agreement is incorporated by reference to Exhibit (j) to the Registrant’s Registration Statement on Form N-2 (Reg. 811-23826) as previously filed on February 10, 2023.
(k)(1)	Master Services Agreement is incorporated by reference to Exhibit (k)(1) to the Registrant’s Registration Statement on Form N-2 (Reg. 811-23826) as previously filed on February 10, 2023.
(k)(2)

Expense Limitation and Reimbursement Agreement is incorporated by reference to Exhibit (k)(2) to the Registrant’s Registration Statement on Form N-2 (Reg. 811-23826) as previously filed on July 27, 2023.

(k)(3)	Multiple Class Plan is incorporated by reference to Exhibit (k)(3) to the Registrant’s Registration Statement on Form N-2 (Reg. 811-23826) as previously filed on July 27, 2023.
(k)(4)

Fund of Funds Investment Agreement between Registrant and BlackRock is incorporated by reference to Exhibit (k)(4) to the Registrant’s Registration Statement on Form N-2 (Reg. 811-23826) as previously filed on July 27, 2023.

(k)(5)

Fund of Funds Investment Agreement between Registrant and American Century is incorporated by reference to Exhibit (k)(5) to the Registrant’s Registration Statement on Form N-2 (Reg. 811-23826) as previously filed on July 27, 2023.

(k)(6)

Fund of Funds Investment Agreement between Registrant and Vanguard is incorporated by reference to Exhibit (k)(6) to the Registrant’s Registration Statement on Form N-2 (Reg. 811-23826) as previously filed on July 27, 2023.

(k)(7)

Fund of Funds Investment Agreement between Registrant and SPDR S&P 500 ETF Trust and SPDR Dow Jones Industrial Average ETF Trust is incorporated by reference to Exhibit (k)(7) to the Registrant’s Registration Statement on Form N-2 (Reg. 811-23826) as previously filed on July 27, 2023.

(k)(8)

Fund of Funds Investment Agreement between Registrant and The Select Sector SPDR Trust is incorporated by reference to Exhibit (k)(8) to the Registrant’s Registration Statement on Form N-2 (Reg. 811-23826) as previously filed on July 27, 2023.

(l)(1)

Opinion and Consent of Faegre Drinker Biddle & Reath LLP is incorporated by reference to Exhibit (l) to the Registrant’s Registration Statement on Form N-2 (Reg. 811-23826) as previously filed on February 10, 2023.

(l)(2)	Consent of Faegre Drinker Biddle & Reath LLP is filed herewith.
(m)	Not applicable.
(n)	Consent of Independent Registered Public Accounting Firm is filed herewith.
(o)	Not applicable.
(p)	Not applicable.
(q)	Not applicable.

(r)(1)	Code of Ethics of Registrant is incorporated by reference to Exhibit (r)(1) to the Registrant’s Registration Statement on Form N-2 (Reg. 811-23826) as previously filed on February 10, 2023.
(r)(2)

Code of Ethics of Nomura Capital Management LLC (formerly, Nomura Private Capital LLC) is incorporated by reference to Exhibit (r)(2) to the Registrant’s Registration Statement on Form N-2 (Reg. 811-23826) as previously filed on February 10, 2023.

(r)(3)

Code of Ethics of Foreside Financial Services, LLC is incorporated by reference to Exhibit (r)(3) to the Registrant’s Registration Statement on Form N-2 (Reg. 811-23826) as previously filed on February 10, 2023.

(r)(4)

Code of Ethics of Nomura Corporate Research and Asset Management Inc. is incorporated by reference to Exhibit (r)(4) to the Registrant’s Registration Statement on Form N-2 (Reg. 811-23826) as previously filed on July 26, 2024.

(s)	Not applicable.
(t)	Powers of Attorney are filed herewith.

Item 26. Marketing Arrangements

Not applicable.

Item 27. Other Expenses of Issuance and Distribution of Securities Being Registered

Not applicable.

Item 28. Persons Controlled by or Under Common Control With Registrant

The Registrant is not aware of any person that is directly or indirectly under common control with the Registrant, except that the Registrant may be deemed to be controlled by Nomura Capital Management LLC, the Registrant’s investment adviser. Information regarding the ownership of Nomura Capital Management LLC is set forth in its Form ADV as filed with the SEC (File No. 801-127179).

Item 29. Number of Holders of Securities

Title of Class	Number of Shareholders*
Class I	275
Class D	0
Class A	0

*	As of July 1, 2025.

Item 30. Indemnification

Sections 8.1-8.3 of Article VIII of the Registrant’s Agreement and Declaration of Trust states:

Section 8.1 Limitation of Liability. Neither a Trustee nor an officer of the Trust, when acting in such capacity, shall be personally liable to any person other than the Trust or a beneficial owner for any act, omission or obligation of the

Trust, any Trustee or any officer of the Trust. Neither a Trustee nor an officer of the Trust shall be liable for any act or omission in his capacity as Trustee or as an officer of the Trust, or for any act or omission of any other officer or any employee of the Trust or of any other person or party, provided that nothing contained herein or in the Act shall protect any Trustee or officer against any liability to the Trust or to Shareholders to which he would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of the office of Trustee or the duties of such officer hereunder.

Section 8.2 Indemnification.

(a) To the fullest extent permitted by law, the Trust shall indemnify, defend and hold harmless each Trustee, officer, or agent of the Trust and persons who serve at the Trust’s request as directors, officers or trustees of another organization in which the Trust has any interest as a shareholder, creditor, or otherwise, and may indemnify any trustee, director or officer of a predecessor organization (each, a “Covered Person”) from and against any and all losses, claims (actual or threatened), damages, liabilities, expenses (including, without limitation, attorneys’ fees and other legal fees and expenses, as well as accountants’ fees), judgments, fines, penalties and settlements (collectively, “Losses”) sustained or incurred by such Covered Person as a result of any act, decision or omission concerning the business or activities of, or that otherwise is related to, the Trust, including any Losses arising from any and all claims, demands, actions, suits, investigations or proceedings that relate to or arise in connection with the operations or business of the Trust or arise out of or are based upon in whole or in part such Covered Person’s relationship to the Trust, in which such Covered Person may be involved, or is threatened to be involved, as a party or otherwise, except to the extent such Losses are determined, by a court of competent jurisdiction in a final, non-appealable decision, to result from the willful misfeasance, bad faith, gross negligence or reckless disregard of such Covered Person. The indemnification provided by this Article VIII shall be in addition to any other rights to which a Covered Person may be entitled under any agreement, as a matter of law or otherwise. A Covered Person shall not be denied indemnification in whole or in part under this Article VIII because the Covered Person had an interest in the transaction with respect to which the indemnification applies.

(b) A Covered Person shall be deemed to have acted with due care, reasonably and in good faith and therefore entitled to indemnification hereunder if, while discharging his or her duties or performing any function on behalf of an entity referred to this Article VIII, he or she acted in the reasonable belief that his or her actions were not contrary to the best interests of the Trust and were within the scope of authority granted to such Covered Person by this Trust Instrument or other lawful authorization, or he or she reasonably relied on advice, information, opinions, reports, statements (whether oral or written), financial statements or financial data prepared or furnished by any officer, committee, senior management, legal counsel, accountant (including public accountants) or other expert in matters involving the relevant expertise, or the written advice, direction or instruction of the Board of Trustees or a committee member thereof. A Covered Person may consult with counsel and accountants with respect to the affairs of the Trust and shall be fully protected and justified, to the extent allowed by law, in acting, or failing to act, if such action or failure to act is in accordance with the advice or opinion of such counsel or accountants.

(c) The provisions of this Article VIII shall continue as to a Covered Person who has ceased to serve in such capacity unless otherwise provided in a written agreement pursuant to which such Covered Person is indemnified and regardless of any subsequent amendment to or restatement of this Trust Instrument and no amendment, restatement or termination of this Trust Instrument shall reduce or restrict the extent to which these indemnification provisions apply to actions taken or omissions made prior to the date of such amendment, restatement or termination.

(d) Expenses (including reasonable attorneys’ fees) incurred by a Covered Person in connection with a proceeding described in Article VIII of this Trust Instrument shall, from time to time, be advanced by the Trust prior to the final disposition of such claim (threatened or actual), investigation, demand, action, suit or proceeding upon receipt by the Trust of (a) an undertaking by or on behalf of such Covered Person to repay such amount if it shall be determined that such Covered Person is not entitled to be indemnified as authorized in Article VIII of this Trust Instrument and (b) any of (i) such Covered Person provides security for such undertaking, (ii) the Trust is insured against losses arising by reason of such payment, or (iii) a majority of a quorum of disinterested, non-party Trustees, or independent legal counsel in a written opinion, determines, based on a review of readily available facts, that there is reason to believe that such Covered Person ultimately will be found entitled to indemnification.

Section 8.3 Shareholders. Each Shareholder of the Trust and each Class shall not be personally liable for the debts, liabilities, obligations and expenses incurred by, contracted for, or otherwise existing with respect to, the Trust or by or on behalf of any Class. The Trustees shall have no power to bind any Shareholder personally or to call upon any Shareholder for the payment of any sum of money or assessment whatsoever other than such as the Shareholder may at any time personally agree to pay pursuant to terms hereof or by way of subscription for any Shares or otherwise.

In case any Shareholder or former Shareholder of any Class shall be held to be personally liable solely by reason of his being or having been a Shareholder of such Class and not because of his acts or omissions or for some other reason, the Shareholder or former Shareholder (or his heirs, executors, administrators or other legal representatives, or, in the case of a corporation or other entity, its corporate or other general successor) shall be entitled out of the assets belonging to the applicable Class to be held harmless from and indemnified against all loss and expense arising from such liability. The Trust, on behalf of the affected Class, shall, upon request by the Shareholder, assume the defense of any claim made against the Shareholder for any act or obligation of the Class and satisfy any judgment thereon from the assets of the Class. The indemnification and reimbursement required by the preceding sentence shall be made only out of assets of the one or more Classes whose Shares were held by said Shareholder at the time the act or event occurred that gave rise to the claim against or liability of said Shareholder. The rights accruing to a Shareholder under this Section shall not impair any other right to which such Shareholder may be lawfully entitled, nor shall anything herein contained restrict the right of the Trust or any Class thereof to indemnify or reimburse a Shareholder in any appropriate situation even though not specifically provided herein.

Pursuant to Rule 484 under the Securities Act of 1933, as amended, (the “1933 Act”), the Registrant furnishes the following undertaking: “Insofar as indemnification for liability arising under the 1933 Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.”

Item 31. Business and Other Connections of Investment Adviser

Information as to the directors and officers of the Registrant’s investment adviser, Nomura Capital Management LLC (the “Investment Manager”), together with information as to any other business, profession, vocation, or employment of a substantial nature in which the Investment Manager, and each director, executive officer, managing member or partner of the Investment Manager, is or has been, at any time during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, managing member, partner or trustee, is included in its Form ADV as filed with the Securities and Exchange Commission (File No. 801-127179), and is incorporated herein by reference.

Information as to the directors and officers of the Registrant’s investment sub-adviser, Nomura Corporate Research and Asset Management Inc. (the “Sub-Adviser”), together with information as to any other business, profession, vocation, or employment of a substantial nature in which the Sub-Adviser, and each director, executive officer, managing member or partner of the Sub-Adviser, is or has been, at any time during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, managing member, partner or trustee, is included in its Form ADV as filed with the Securities and Exchange Commission (File No. 801-38965), and is incorporated herein by reference.

Item 32. Location of Accounts and Records

All accounts, books, and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the rules promulgated thereunder are maintained at the offices of (1) the Registrant’s Administrator, (2) the Investment Manager and/or (3) the Sub-Adviser. The address of each is as follows:

1.	Ultimus Fund Solutions, LLC 4221 North 203rd Street, Suite 100 Elkhorn, Nebraska 68022-3474
2.	Nomura Capital Management LLC Worldwide Plaza, 309 West 49th Street New York, NY 10019-7316
3.	Nomura Corporate Research and Asset Management Inc. Worldwide Plaza, 309 West 49th Street New York, NY 10019-7316

Item 33. Management Services

Not applicable.

Item 34. Undertakings

1. Not applicable.

2. Not applicable.

3. The Registrant undertakes:

(a) to file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(1) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (“Securities Act”);

(2) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(3) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(c) that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof;

(d) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(e) that, for the purpose of determining liability under the Securities Act to any purchaser:

(1) if the Registrant is relying on Rule 430B [17 CFR 230.430B]:

(A) Each prospectus filed by the Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (x), or (xi) for the purpose of providing the information required by Section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(2) if the Registrant is subject to Rule 430C [17 CFR 230.430C]: each prospectus filed pursuant to Rule 424(b) under the Securities Act as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(f) that for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities:

The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(1) any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424 under the Securities Act;

(2) free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrants;

(3) the portion of any other free writing prospectus or advertisement pursuant to Rule 482 under the Securities Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(4) any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

4. Not applicable.

5. Not applicable.

6. Insofar as indemnification for liabilities arising under the 1933 Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

7. The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any Statement of Additional Information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the Registrant certifies that it meets all the requirements for effectiveness pursuant to Rule 486(b) under the Securities Act of 1933 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, and the State of New York on the 28th day of July, 2025.

Nomura Alternative Income Fund

By:	/s/ Robert Stark
	Name:	Robert Stark
	Title:	President & Trustee

Pursuant to the requirements of the Securities Act of 1933 this Registration Statement has been signed below by the following person in the capacities and on the dates indicated on the 28th day of July, 2025.

/s/ Robert Stark	President & Trustee	July 28, 2025
Robert Stark

/s/ Madeline Arment	Principal Financial Officer & Principal Accounting Officer	July 28, 2025
Madeline Arment

*Katherine Rosa	Trustee	July 28, 2025
Katherine Rosa

*Michael Falcon	Trustee	July 28, 2025
Michael Falcon

*David Brigstocke	Trustee	July 28, 2025
David Brigstocke

*By:	/s/ Robert Stark
Robert Stark

Attorney-In-Fact (Pursuant to Power of Attorney)

Exhibit Index

(g)(1)(ii)	First Amendment to Investment Management Agreement
(l)(2)	Consent of Faegre Drinker Biddle & Reath LLP
(n)	Consent of Independent Registered Public Accounting Firm
(t)	Powers of Attorney